Exhibit 99.6

FRANCO-NEVADA CORPORATION and FRANCO-NEVADA U.S. CORPORATION

as Borrowers

and

CANADIAN IMPERIAL BANK OF COMMERCE

as Administrative Agent

and

CANADIAN IMPERIAL BANK OF COMMERCE
RBC CAPITAL MARKETS
BMO CAPITAL MARKETS

as Co-Lead Arrangers and Joint Bookrunners

and

ROYAL BANK OF CANADA

as Syndication Agent

and

BANK OF MONTREAL

as Documentation Agent

THE FINANCIAL INSTITUTIONS AND OTHER PERSONS FROM TIME TO TIME PARTY

HERETO

as Lenders

REVOLVING TERM CREDIT AGREEMENT

January 23, 2013

ADDENDA

SCHEDULE 10.1(o) - CORPORATE STRUCTURE

SCHEDULE 11.2(e) — RELATED PARTY TRANSACTIONS

EXHIBIT “A”      LENDERS’ COMMITMENTS

EXHIBIT “B”      FORM OF DRAWDOWN NOTICE

EXHIBIT “C”      FORM OF REIMBURSEMENT AGREEMENT

EXHIBIT “D”      FORM OF ROLLOVER NOTICE

EXHIBIT “E”      FORM OF CONVERSION NOTICE

EXHIBIT “F”       FORM OF COMPLIANCE CERTIFICATE

EXHIBIT “G”      FORM OF ASSIGNMENT AND ASSUMPTION AGREEMENT

REVOLVING TERM CREDIT AGREEMENT

Revolving term credit agreement dated as of January 23, 2013 among Franco-Nevada Corporation, a corporation incorporated under the laws of Canada, as Canadian borrower, Franco-Nevada U.S. Corporation, a corporation incorporated under the laws of the State of Delaware, as US borrower, the financial institutions and other Persons from time to time party hereto, as lenders, and Canadian Imperial Bank of Commerce, as administrative agent for the lenders.

ARTICLE 1
INTERPRETATION

Section 1.1                                                      Defined Terms

As used in this Agreement, the following terms have the following respective meanings:

“Acquisition” means:

(a)                                 if the acquisition is a share purchase, the Canadian Borrower shall Control the entity being acquired immediately following the completion of such acquisition;

(b)                                 if the acquisition is an asset purchase, all or substantially all of the assets of the vendor (or of a division, business or unit of the vendor) are being acquired; or

(c)                                  the acquisition of any royalty, any commodity stream, any working interest, any mining or millsite claim (patented or unpatented) or any interest therein, or any freehold or leasehold interest in real property or any similar interest.

“Additional Guarantor” means any direct or indirect Subsidiary of the Canadian Borrower (other than the US Borrower) which has become a Guarantor pursuant to Section 11.1(q).

“Adjustment Date” has the meaning specified in Section 2.5(2)

“Administrative Agent” means Canadian Imperial Bank of Commerce, in its capacity as administrative agent of the Lenders, and any successor thereto pursuant to Section 14.12.

“Affiliate” means an affiliated body corporate and, for the purposes of this Agreement, (i) one body corporate is affiliated with another body corporate if one such body corporate is the Subsidiary of the other or both are Subsidiaries of the same body corporate or each of them is Controlled by the same Person and (ii) if two bodies corporate are affiliated with the same body corporate at the same time, they are deemed to be affiliated with each other; for greater certainty for the purposes of this definition, “body corporate” shall include a Canadian bank.

“Agreement” means this revolving term credit agreement.

“Alternate Base Rate” means, at any particular time the variable rate of interest per annum which is equal to the greater of (a) the Base Rate at such time, (b) the aggregate of (i) the Federal Funds Effective Rate at such time and (ii) one-half of 1% per annum and (c) the aggregate of (i) the LIBOR for a thirty-day Interest Period in effect at such time and (ii) three quarters of 1% per annum.

“Anti-Terrorism Laws” means any law, judgement, order, executive order, decree, ordinance, rule or regulation related to terrorism financing or money laundering including Part II.1 of the Criminal Code, R.S.C. 1985, C.C-46, as amended, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act, S.C. 2000, c. 17 as amended, the Regulations Implementing the United Nations Resolutions on the Suppression of Terrorism, SOR/2001-360 and the United Nations Al-Qaida and Taliban Regulations, SOR/99-444, as amended, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act (“USA PATRIOT Act”) of 2001 (Title III of Pub. L. 107-56), The Currency and Foreign Transactions Reporting Act (also known as the “Bank Secrecy Act,” 31 U.S.C. §§ 5311-5330 and 12 U.S.C. §§ 1818(s), 1820(b) and 1951-1959), the Trading With the Enemy Act (50 U.S.C. § I et seq., as amended) and Executive Order 13224 (effective September 24, 2001).

“Applicable Margin” means, in respect of BA Instruments, LIBOR Loans and Letters (other than non-financial Letters), Prime Rate Loans, Base Rate Loans and standby fees, but subject to Section 7.8(2), a percentage per annum adjusted quarterly in accordance with Section 7.8 in accordance with the table below based on the relevant Leverage Ratio:

Leverage Ratio	BA Instrument Fee, LIBOR, Letter Fee	Prime Rate and Base Rate	Standby Fee
< 1.0	1.25%	0.25%	0.25%
> 1.0 but < 1.5	1.50%	0.50%	0.30%
> 1.5 but < 2.0	1.75%	0.75%	0.35%
> 2.0 but < 3.0	2.25%	1.25%	0.45%
> 3.0	2.75%	1.75%	0.55%

The Applicable Margin for non-financial Letters shall be based on 66.67% of the Letter Fee described above.

“Assets” means the property, assets and undertakings of the Borrowers and their respective Material Subsidiaries.

“Available Credit” means, at any particular time, (i) with respect to the US Borrower, the amount, if any, by which the US Borrower Sub Limit at such time exceeds the amount of credit outstanding under the Credit Facility to the US Borrower at such time (including, for greater certainty but without duplication, the undrawn face amount of all Letters issued at the US Borrower’s request) and, (ii) with respect to the Canadian Borrower, the amount, if any, by which the Canadian Borrower Sub Limit at such time exceeds the amount of credit outstanding under the Credit Facility to the Canadian Borrower at such time (including, for greater certainty but without duplication, the face amount of all outstanding BA Instruments and the undrawn face amount of all Letters issued at the Canadian Borrower’s request).

“BA Discounted Proceeds” means, in respect of any BA Draft to be accepted by a Lender on any day, an amount calculated on such day by multiplying:

(a)                                 the aggregate face amount of such BA Draft; by

(b)                                 the amount determined by dividing one by the sum of one plus the product of:

(i)            the BA Rate which is applicable to such BA Draft (expressed as a decimal); and

(ii)           a fraction, the numerator of which is the number of days remaining in the term of such BA Draft and the denominator of which is 365;

with the amount as so determined being rounded up or down to the fifth decimal place and .000005 being rounded up.

“BA Draft” means, at any time, either a depository bill within the meaning of the Depository Bills and Notes Act (Canada), or a bill of exchange, within the meaning of the Bills of Exchange Act (Canada), in Canadian dollars drawn by the Canadian Borrower on a Lender and bearing such distinguishing letters and numbers as such Lender may determine, but which at such time has not been completed or accepted by such Lender.

“BA Equivalent Note” means a non-interest bearing promissory note of the Canadian Borrower issued in favour of a Non BA Lender.

“BA Instruments” means, collectively, BA Drafts, Bankers’ Acceptances and BA Equivalent Notes.

“BA Lender” means any Lender which has not notified the Administrative Agent in writing that it is unwilling or unable to accept BA Drafts as provided for in Section 3.4.

“BA Proceeds” means, with respect to a particular BA Draft or Bankers’ Acceptance to be purchased by a Lender, the BA Discounted Proceeds with respect thereto less the aggregate amount of the fees in respect of such BA Draft or Bankers’ Acceptance calculated in accordance with Section 7.5.

“BA Rate” means:

(a)                                 with respect to an issue of Bankers’ Acceptances or purchase of BA Drafts with the same maturity date to be accepted by a Schedule I Lender hereunder, the discount rate per annum, calculated on the basis of a year of 365 days, (i) equal to, as determined by the Administrative Agent, the arithmetic average (rounded upwards to the nearest multiple of 0.01%) of the discount rates that appear on the Reuters Screen CDOR Page at or about 10:00 a.m. (Toronto time) on the date of issue and acceptance of such Bankers’ Acceptances or purchase of such BA Drafts, for bankers’ acceptances having a comparable face value and an identical maturity date to the face value and maturity date of such issue of Bankers’ Acceptances or BA Drafts or (ii) if such Page does not appear, the discount rate per annum, calculated on the basis of a year of 365 days, determined by the Administrative Agent as being the arithmetic average (rounded upwards to the nearest multiple of 0.01%) of the discount rates of the Schedule I

Reference Lenders determined in accordance with their normal practices at or about 10:00 a.m. (Toronto time) on the date of issue and acceptance of such Bankers’ Acceptances or purchase of such BA Drafts, for bankers’ acceptances having a comparable face value and an identical maturity date to the face value and maturity date of such issue of Bankers’ Acceptances or BA Drafts;

(b)                                 with respect to an issue of Bankers’ Acceptances or purchase of BA Drafts with the same maturity date to be accepted by a Schedule II Lender or a Schedule III Lender hereunder, the lesser of (i) the discount rate per annum, calculated on the basis of a year of 365 days, determined by the Administrative Agent as being the arithmetic average (rounded upwards to the nearest multiple of 0.01%) of the discount rates of the Schedule II and III Reference Lenders determined in accordance with their normal practices at or about 10:00 a.m. (Toronto time) on the date of issue and acceptance of such Bankers’ Acceptances or purchase of such BA Drafts, for bankers’ acceptances having a comparable face value and an identical maturity date to the face value and maturity date of such issue of Bankers’ Acceptances or BA Drafts and (ii) the BA Rate with respect to an issue of Bankers’ Acceptances with the same maturity date to be accepted by a Schedule I Lender hereunder plus 0.1% per annum; and

(c)                                  with respect to a purchase of BA Drafts with the same maturity date to be accepted by a Non BA Lender, the BA Rate with respect to an issue of Bankers’ Acceptances with the same maturity date to be accepted by a Schedule I Lender hereunder plus 0.1% per annum.

“Bankers’ Acceptance” means a BA Draft drawn by the Canadian Borrower and purchased or accepted by a Lender pursuant to Section 3.4.

“Bankers’ Acceptance Loans” means (i) the creation and acceptance of Bankers’ Acceptances and (ii) the purchase of completed BA Drafts and the exchange of such BA Drafts for BA Equivalent Notes, in each case as provided in Section 3.4.

“Banking Day” means (x) any day, other than Saturday and Sunday, on which banks generally are open for business in Toronto, Ontario and New York, New York, and (y) when used in respect of LIBOR Loans, means any such day which is also a day on which banks generally are open for business in London, England and on which transactions can be carried on in the London interbank market.

“Base Rate” means the rate of interest per annum determined by the Administrative Agent from time to time (i) in the case of the US Borrower, as its base rate for United States dollar loans made by the Administrative Agent from time to time to commercial borrowers in the United States and (ii) in the case of the Canadian Borrower, as its base rate for United States dollar loans made by the Administrative Agent from time to time to commercial borrowers in Canada, in each case, being a variable per annum reference rate of interest adjusted automatically with each quoted or published change in such rate, all without the necessity of any notice to the Borrowers or any Person by the Administrative Agent, calculated on the basis of a year of 365 or 366 days, as the case may be.

“Base Rate Loan” means monies lent by the Lenders to the Canadian Borrower or the US Borrower hereunder, in each case, in United States dollars and upon which interest accrues at a rate referable to the Alternate Base Rate.

“Borrowers” means the Canadian Borrower and the US Borrower and “Borrower” means either of the Borrowers.

“Canadian Borrower” means Franco-Nevada Corporation, a corporation amalgamated under the laws of Canada, and its successors and assigns.

“Canadian Borrower Sub-Commitment” of any Lender means, at any particular time, an amount equal to such Lender’s Pro Rata Share of the Canadian Borrower Sub Limit at such time.

“Canadian Borrower Sub Limit” means, at any particular time, an amount equal to the Total Commitment Amount less the US Borrower Sub Limit at such time.

“Canadian Dollar Equivalent” means the relevant Exchange Equivalent in Canadian dollars of any amount of United States dollars.

“Canadian Pension Plan” means any plan that is or ought to be subject to the funding requirements of the Pension Benefits Act (Ontario) or applicable pension benefits legislation in any other Canadian jurisdiction, or would be so subject absent an exemption in such legislation or the regulations thereunder, and is applicable to employees resident in Canada of an Obligor.

“Capital Lease”, as applied to any Person, shall mean any lease of any property (whether real, personal or mixed) by that Person as lessee that, in conformity with generally accepted accounting principles, is, or is required to be, accounted for as a finance lease obligation on the balance sheet of that Person.

“Cash Equivalents” means (a) any readily-marketable securities (i) issued by, or directly, unconditionally and fully guaranteed or insured by the Canadian or U.S. federal government or (ii) issued by any agency of the Canadian or U.S. federal government the obligations of which are fully backed by the full faith and credit of the Canadian federal government or the U.S. federal government, as applicable, (b) any readily-marketable direct obligations issued by any other agency of the Canadian or U.S. federal government, any province, territory or state thereof or any political subdivision of any such province, territory or state or any public instrumentality thereof, in each case having a rating of at least “A-1” from S&P or at least “P-1” from Moody’s, (c) any commercial paper rated at least “A-1” by S&P or “P-1” by Moody’s and issued by any Person organized under the laws of Canada or any province or territory thereof or any state of the United States, (d) any Dollar-denominated time deposit, insured certificate of deposit, overnight bank deposit or bankers’ acceptance issued or accepted by (i) any Lender or (ii) any commercial bank that is (A) organized under the laws of Canada, the United States, any state thereof or the District of Columbia and (B) having combined capital, surplus and undivided profits in excess of $250,000,000, and (e) shares of any Canadian or United States money market fund that (i) has substantially all of its assets invested continuously in the types of investments referred to in clause (a), (b), (c) or (d) above with maturities as set forth in the proviso below, (ii) has net assets in excess of $500,000,000 and (iii) has obtained from either S&P or Moody’s the highest rating obtainable for money market funds in Canada or the United States; provided, however, that the maturities of all obligations specified in any of clauses (a), (b), (c) or (d) above shall not exceed 365 days

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act of 1980 of the United States, as amended by the Superfund Amendments and Reauthorization Act and as further amended from time to time, and including all regulations issued under CERCLA.

“Change of Control” means (a) the acquisition of ownership, directly or indirectly, beneficially or of record, by any Person or group of Persons, of equity interests representing more than 50% of the aggregate ordinary voting power represented by the issued and outstanding Equity Interests of the Canadian Borrower, (b) occupation of a majority of the seats (other than vacant seats) on the board of directors of the Canadian Borrower by Persons who were neither (i) nominated by a board of directors of the Canadian Borrower nor (ii) appointed by directors so nominated, or (c) the acquisition of direct or indirect Control of the Canadian Borrower by any Person or group.

“Closing Date” means the date of this Agreement.

“Code” means the Internal Revenue Code of 1986 of the United States, as amended from time to time, and any successor statute and including all regulations issued under all such statutes.

“Companies” means, without duplication, the Obligors and the Material Subsidiaries and “Company” means any one of them.

“Consolidated Depreciation Expenses” means, for any period, depreciation and amortization of the Canadian Borrower which reduce Consolidated Net Income for such period, determined on a consolidated basis in accordance with GAAP.

“Consolidated EBITDA” means, for any period, Consolidated Net Income increased, to the extent deducted in calculating Consolidated Net Income, by the sum of (without duplication) (i) Consolidated Interest Expenses, (ii) all income taxes of the Canadian Borrower and its Subsidiaries paid or accrued in accordance with GAAP for such period (other than income taxes attributable to extraordinary, unusual or nonrecurring gains or losses or taxes attributable to sales or dispositions outside the normal course of business), (iii) Consolidated Depreciation Expenses, (iv) minority interest in earnings of subsidiaries or any equity loss and (v) any non-cash items reducing Consolidated Net Income, and decreased by (vi) any non-cash items increasing Consolidated Net Income for such period, and (vii) unusual or non-recurring non-cash charges which require an accrual of, or a reserve for, cash charges for any future period, all as determined on a consolidated basis in accordance with GAAP.

“Consolidated Indebtedness” means at any time in respect of the Canadian Borrower and the Material Subsidiaries the sum of (i) all Debt of the Canadian Borrower and (ii) the aggregate amount at which any Equity Interests in the capital of the Canadian Borrower or any Material Subsidiary which are retractable at the option of the holder may be retracted.

“Consolidated Interest Expenses” means, for any particular period, the amount which would, in accordance with generally accepted accounting principles, be classified on the consolidated income statement of the Canadian Borrower for such period as gross interest expenses (including, for greater certainty, issuance fees with respect to letters of credit and stamping fees with respect to bankers’ acceptances).

“Consolidated Net Income” means, for any particular period, the amount which would, in accordance with generally accepted accounting principles, be classified on the consolidated income statement of the Canadian Borrower for such period as the net income of the Canadian Borrower.

“Consolidated Revenues” means, for any particular period, the amount which would, in accordance with generally accepted accounting principles, be classified on the consolidated income statement of the Canadian Borrower for such period as the revenue of the Canadian Borrower.

“Consolidated Tangible Assets” means, for any date of determination, the amount equal to the difference between (i) the amount which would, in accordance with GAAP, be classified upon the consolidated balance sheet of the Canadian Borrower as the total amount of all assets of the Canadian Borrower, less (ii) the aggregate of the amounts which would, in accordance with GAAP, be classified upon the consolidated balance sheet of the Canadian Borrower as goodwill, deferred expenses and other intangible assets, in the case of each amount in paragraphs (i) and (ii) as determined from the most recent quarterly consolidated balance sheet of the Canadian Borrower delivered pursuant to Section 11.1(a)(ii).

“Contaminant” means any contaminant, as defined by the EPA.

“Contract” or “Contracts” means any agreement, contract or similar instrument or other right or arrangement in respect of oil and gas or mineral royalty or royalties, commodity streaming, working interests or other similar arrangements.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise.  “Controlling” has corresponding meaning.

“Conversion Notice” shall have the meaning ascribed thereto in Section 6.4.

“Credit Documents” means this Agreement, the Guarantees, the Fee Letters and the BA Instruments issued hereunder, and all other instruments and agreements executed and delivered by the Obligors, or any of them, in favour of the Lenders, or any of them, from time to time in connection with this Agreement or any other Credit Document.

“Credit Excess” means, as at a particular date, the amount, if any, by which (i) the aggregate amount of credit outstanding to the US Borrower under the Credit Facility as at the close of business on such date (including the undrawn face amount of all Letters issued pursuant to its request) exceeds the US Borrower Sub Limit; and (ii) the aggregate amount of credit outstanding on such date (including the face amount of all outstanding BA Instruments and the undrawn face amount of all Letters issued pursuant to its request) exceeds the Canadian Borrower Sub Limit; in each case regardless of whether such excess results from changes in currency exchange rates or otherwise.

“Credit Facility” means the revolving term credit facility established by the Lenders in favour of the Borrowers pursuant to Section 2.1.

“Credit Facility Increase” shall have the meaning ascribed thereto in Section 2.8(1).

“Credit Facility Increase Date” shall have the meaning ascribed thereto in Section 2.8(3).

“Declining Lenders” shall have the meaning ascribed thereto in Section 9.2(1).

“Debt” of any Person means (i) all indebtedness of such Person for borrowed money, including without limitation, borrowings of commodities, bankers’ acceptances, letters of credit or letters of guarantee, notes, bonds and debentures, (ii) all indebtedness of such Person for the deferred purchase price of property or services other than for goods and services purchased in the ordinary course of business and paid for in accordance with customary practice and not represented by a note, bond, debenture or other evidence of Debt, (iii) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (iv) all current liabilities of such Person represented by a note, bond, debenture or other evidence of Debt, and (v) all obligations under leases which have been or should be, in accordance with GAAP, recorded as capital leases in respect of which such Person is liable as lessee, (vi) the Market Value of all Hedging Agreements in respect of which the Market Value is negative from such Person’s perspective (that is, the Person is “out of the money”) less the Market Value of all Hedging Agreements in respect of which the Market Value is positive from such Person’s perspective (up to a maximum of the Market Value of the Hedging Agreements having a negative Market Value), and (vii) all Guarantee Obligations of such Person.  “Debt” shall exclude (I) any obligation of a Person to acquire or otherwise make an investment pursuant to a Contract or the performance of other obligations thereunder that do not constitute borrowed money and (II) any guarantee of an obligation referred to in clause (I).

“Default” means any event which is or which, with the passage of time, the giving of notice or both, would be an Event of Default.

“Defaulting Lender” means any Lender (i) that has failed to make available to the Administrative Agent its Pro Rata Share of any Loan under the Credit Facility as required and the Administrative Agent has not funded pursuant to Section 3.2, or (ii) that has given verbal or written notice to the Borrower, the Administrative Agent or any Lender or has otherwise publicly announced that it believes that it will be unable to fund advances under credit arrangements to which it is a party, or (iii) with respect to which one or more Lender Related Distress Events has occurred, or (iv) with respect to which the Administrative Agent has knowledge that such Lender has defaulted in fulfilling its obligations (whether as an agent, lender or letter of credit issuer) under one or more other syndicated credit facilities, or (v) with respect to which the Administrative Agent has concluded, acting reasonably, and has advised the Lenders in writing that it is of the view that, there is a reasonable likelihood that such Lender shall become a “Defaulting

Lender” pursuant to any of (i), (ii), or (iii) above and that such Lender has been deemed a “Defaulting Lender”.

“Designated Account” means, with respect to transactions in a particular currency for a particular Borrower, the account of such Borrower maintained by the Administrative Agent at the branch of the Administrative Agent agreed upon by the relevant Borrower and the Administrative Agent for the purposes of transactions in such currency under this Agreement.

“Disposition” shall have the meaning ascribed thereto in Section 11.2(d).

“Distribution” means:

(a)                                 the declaration, payment or setting aside for payment of any dividend or other distribution on or in respect of any Equity Interests in the capital of a Company, other than a dividend declared, paid or set aside for payment by the Canadian Borrower which is payable in Equity Interests of the Canadian Borrower;

(b)                                 the redemption, retraction, purchase, retirement or other acquisition, in whole or in part, of any Equity Interests in the capital of a Company or any securities, instruments or contractual rights capable of being converted into, exchanged or exercised for Equity Interests in the capital of a Company, including, without limitation, options, warrants, conversion or exchange privileges and similar rights; and

(c)                                  the payment of interest or the repayment of principal with respect to any Debt of a Company which is subordinated to the Obligations.

“$” denotes Canadian dollars or US dollars as the context may permit.

“Draft” means any draft, bill of exchange, receipt, acceptance, demand or other request for payment drawn or issued under or in respect of a Letter.

“Drawdown Notice” shall have the meaning ascribed thereto in Section 4.1.

“Environmental Laws” means all applicable federal, state, provincial or local statutes, laws, ordinances, codes, rules, regulations, decrees and orders regulating, relating to or imposing liability or standards of conduct concerning public health or protection of the environment (including, without limitation, CERCLA, EPA and the Surface Mining Control and Reclamation Act of 1977, as amended).

“EPA” means the Environmental Protection Act (Ontario), as amended from time to time, and any successor statute.

“Equity” means, at any particular time, the amount which would, in accordance with generally accepted accounting principles, be classified on the consolidated balance sheet of the Canadian Borrower at such time as shareholders’ equity of the Canadian Borrower.

“Equity Interests” means, (i) in the case of any corporation or company, all shares or capital stock and any securities exchangeable into shares or capital stock, (ii) in the case of an association or business entity, any and all shares, interests, participation rights or other equivalents of corporate stock (however designated) in or to such association or entity, (iii) in the case of a partnership, limited liability company or unlimited liability company, partnership or membership interests (whether general or limited), as applicable, and (iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distribution of assets of, the issuing Person, and including, any warrants, rights or other options to purchase or otherwise acquire any of the interests described in any of the foregoing cases.

“ERISA” means the Employee Retirement Income Security Act of 1974 of the United States, as amended from time to time, and any successor statute and including all regulations issued under all such statutes.

“ERISA Affiliate” shall mean any trade or business (whether or not incorporated) that, at the relevant time, is a member of a group of which any Borrower is a member and which group is treated as a single employer under Section 414(b) or (c) of the Code or Section 4001(a)(14) of ERISA.

“ERISA Companies” means the Borrowers and the ERISA Affiliates and “ERISA Company” means any of the ERISA Companies.

“Event of Default” means any one of the events set forth in Section 13.1.

“Exchange Equivalent” means, (A) for the purposes of Section 3.7(c) or Section 3.7(d), Section 6.1, Section 6.2 and Section 6.3, as of any particular time on any date, with reference to any amount (the “original amount”) expressed in a particular currency (the “original currency”), the amount expressed in another currency which would be required to buy the original amount of the original currency using the quoted spot rates at which the principal office in Toronto of the Administrative Agent offers to provide such other currency in exchange for such original currency at such time on such date; or (B) otherwise for the purposes of this Agreement, as of any particular date, with reference to any amount (the “original amount”) expressed in a particular currency (the “original currency”), the amount expressed in another currency which would be required to buy the original amount of the original currency using the quoted spot rates at which the principal office in Toronto of the Administrative Agent offers to provide such other currency in exchange for such original currency at 12:00 noon (Toronto time) on such date.

“Excluded Taxes” means, with respect to the Administrative Agent, any Lender or any other recipient of any payment to be made by or on account of any obligation of an Obligor hereunder or under any Credit Document, (a) taxes imposed on or measured by its net income, capital taxes, and franchise taxes imposed on it by the jurisdiction (or any political subdivision thereof) under the laws of which such recipient is organized or in which its principal office is located or, in the case of any Lender, in which its applicable lending office is located, and (b) any branch tax, branch profits tax or any similar tax imposed by any jurisdiction in which the Lender is located.

“Federal Funds Effective Rate” means, for any particular day, the variable rate of interest per annum, calculated on the basis of a year of 360 days and for the actual number of days elapsed, equal to the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by Federal

Funds brokers as published for such day (or, if such day is not a Banking Day, for the next preceding Banking Day) by the Federal Reserve Bank of New York or, for any Banking Day on which such rate is not so published by the Federal Reserve Bank of New York, the average of the quotations for such day for such transactions received by the Administrative Agent from three Federal Funds brokers of recognized standing selected by the Administrative Agent.

“Fee Letters” means, collectively (i) the letters — upfront fee each dated December21, 2012 between each Co-Lead Arranger and the Borrowers and (ii) the fee letter — agency fee dated December 21, 2012 between Canadian Imperial Bank of Commerce and the Canadian Borrower.

“Fiscal Quarter” means any of the three month periods ending on the last day of March, June, September and December in each Fiscal Year.

“Fiscal Year” means the twelve month period ending on the last day of December in each year.

“F.R.S. Board” means the Board of Governors of the Federal Reserve System of the United States or any successor thereto.

“Generally accepted accounting principles” or “GAAP” means generally accepted accounting principles in effect in Canada from time to time consistently applied, as recommended by the Handbook of the Canadian Institute of Chartered Accountants.

“Governmental Authority” means the government of Canada or any other nation, or of any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, including any supra-national bodies such as the European Union or the European Central Bank and including a Minister of the Crown, Superintendent of Financial Institutions or other comparable authority or agency.

“Guarantees” means the guarantees to be entered into by the Borrowers and the Guarantors in favour of the Administrative Agent and the Lenders, each in form and substance satisfactory to the Administrative Agent, and pursuant to which each Borrower shall guarantee all of the Obligations of the other Borrower, and each Guarantor shall guarantee all of the Obligations of the Borrowers, as the same may be amended, modified, supplemented or replaced from time to time.

“Guarantee Obligation” of any Person (the “guaranteeing person”) means any obligation of (a) the guaranteeing person or (b) another Person (including, without limitation, any bank under any letter of credit) to induce the creation of which the guaranteeing person has issued a reimbursement, counterindemnity or similar obligation, in either case guaranteeing or in effect guaranteeing any Debt, leases, dividends or other obligations (the “primary obligations”) of any other third Person (the “primary obligor”) in any manner, whether directly or indirectly, including, without limitation, any obligation of the guaranteeing person, whether or not contingent, (i) to purchase any such primary obligation or any property constituting direct or indirect security therefor, (ii) to advance or supply funds (1) for the purchase or payment of any such primary obligation or (2) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, (iii) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation or (iv) otherwise to assure or hold harmless the owner of any such primary obligation against loss in respect thereof; provided, however, that the term Guarantee Obligation shall not include endorsements of instruments for deposit or collection in the ordinary course of business or performance guarantees by a Company of another Company not in respect of Debt.  The amount of any Guarantee Obligation of any guaranteeing person shall be deemed to be the lower of (a) an amount equal to the stated or determinable amount of the primary obligation in respect of which such Guarantee Obligation is made and (b) the maximum amount for which such guaranteeing person may be liable pursuant to the terms of the instrument embodying such Guarantee Obligation, unless such primary obligation and the maximum amount for which such guaranteeing person may be liable are not stated or determinable, in which case the amount of such Guarantee Obligation shall be such guaranteeing person’s maximum reasonably anticipated liability in respect thereof as determined by the Canadian Borrower in good faith.

“Guarantors” means each Borrower and each of the Material Subsidiaries which has executed a Guarantee.

“Hazardous Materials” means:

(a)                                 any “hazardous substance”, as defined by CERCLA;

(b)                                 any “hazardous waste”, as defined under the Resource Conservation and Recovery Act of the United States, as amended from time to time (“RCRA”), and any regulations issued under RCRA;

(c)                                  any petroleum product, asbestos, polychlorinated biphenyl (PCB), natural gas, natural gas liquids, liquified natural gas or synthetic gas usable for fuel;

(d)                                 any “hazardous chemical” as defined pursuant to 29 Code of Federal Regulations Part 1910; or

(e)                                  any Pollutant or Contaminant or any hazardous or toxic chemical, material, waste or substance within the meaning of any applicable federal, state, provincial or local law, regulation, ordinance or requirement (including consent decrees and administrative orders) relating to or imposing liability or standards of conduct concerning any hazardous or toxic chemical, material, waste or substance or concerning the environment or public health, all as in effect on the applicable date.

“Hedging Agreement” means any Risk Management Agreement which constitutes any hedging transaction, spot or forward foreign exchange transaction, interest rate swap transaction, currency swap transaction, forward rate transaction, rate cap transaction, rate floor transaction, rate collar transaction, and any other exchange or rate protection transaction, any combination of such transactions or any option with respect to any such transaction entered into by any Borrower.

“IFRS” means the International Financial Reporting Standards, namely the standards, interpretations and the framework for the preparation and presentation of financial statements (in the absence of a standard or an interpretation) adopted by the International Accounting Standards Board (IASB).

“Impermissible Qualification” means, relative to any audited financial statements (including notes thereto) or report or opinion of any independent auditor in respect thereof, any qualification or exemption to such financial statements (or notes thereto) contained in such report or opinion in respect thereof which is of a “going concern” or similar nature.

“Indemnified Taxes” means Taxes other than Excluded Taxes.

“Individual Commitment” means, with respect to a particular Lender, the amount set forth in Exhibit “A” attached hereto, as reduced or amended from time to time pursuant to Section 2.3, Section 8.3, Section 9.2 and Section 15.5 as the individual commitment of such Lender with respect to the Credit Facility.

“Interest Period” means, in the case of any LIBOR Loan, the applicable period for which interest on such LIBOR Loan shall be calculated pursuant to Article 7.

“Investment” means any advance, loan, extension of credit or capital contribution to, purchase of Equity Interests, bonds, notes, debentures or other securities of, or any other investment made in, any Person but shall exclude any Acquisition, any acquisition of tangible personal property and any capital expenditures.  The amount of any Investment shall be the original principal or capital amount thereof less all returns of principal or equity thereon and shall, if made by the transfer or exchange of property other than cash, be deemed to have been made in an original principal or capital amount equal to the fair value of such property at the time of such Investment, as determined in good faith by the Canadian Borrower.

“Insolvency Legislation” means legislation in any applicable jurisdiction relating to reorganization, arrangement, compromise or re-adjustment of debt, dissolution or winding-up, or any similar legislation, and specifically includes for greater certainty the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada), the Winding-Up and Restructuring Act (Canada) and the Bankruptcy Code (United States).

“Issuing Lender” means Canadian Imperial Bank of Commerce or any other Lender selected by the Administrative Agent and acceptable to the Borrowers who assumes in writing the obligation of issuing Letters under the Credit Facility on behalf of the Lenders.

“Lender Related Distress Event” means, with respect to any Lender or any Person that directly or indirectly Controls such Lender (each a “Distressed Person”), a voluntary or involuntary case with respect to such Distressed Person under any Insolvency Legislation or a custodian, conservator, receiver or similar official is appointed for such Distressed Person or any substantial part of such Distressed Person’s assets, or such Distressed Person is subject to a forced liquidation, merger, sale or other change of control supported in whole or in part by guaranties or other support (including, without limitation, the nationalization or assumption of ownership or operating control by the government of Canada, the United States or other Governmental Authority), or such

Distressed Person makes a general assignment for the benefit of its creditors or is otherwise adjudicated as, or determined by any Governmental Authority having regulatory authority over such Distressed Person or its assets to be, insolvent, bankrupt, or deficient in meeting any capital adequacy or liquidity standard of any such governmental authority.

“Lenders” means, collectively, (i) the financial institutions and other Persons set forth in Exhibit “A” (other than any such Person that has ceased to be a party hereto pursuant to Section 15.5 or Section 9.2), (ii) any Person who may become a Lender under this Agreement pursuant to Section 15.5, and (iii) any Person designated by a Lender pursuant to Section 2.6 and who extends credit to either Borrower.

“Letters” means:

(a)                                 standby letters of credit or letters of guarantee issued by the Issuing Lender (i) at the request, and on the credit, of the Canadian Borrower and (ii) on behalf of the Canadian Borrower and, if applicable, a Subsidiary of the Canadian Borrower; and

(b)                                 standby letters of credit issued by the Issuing Lender (i) at the request, and on the credit, of the US Borrower and (ii) on behalf of the US Borrower and, if applicable, a Subsidiary of the US Borrower.

“Leverage Ratio” means the ratio, calculated at the end of each Fiscal Quarter for the four Fiscal Quarters then ended, of (i) Consolidated Indebtedness less the amount of Unrestricted Cash to (ii) Rolling Consolidated EBITDA.

“LIBOR Loan” means monies lent by the Lenders to the Canadian Borrower or the US Borrower, in each case, in United States dollars and upon which interest accrues at a rate referable to the LIBOR Rate.

“LIBOR” means the rate of interest per annum, calculated on the basis of a year of 360 days, determined by the Administrative Agent for a particular Interest Period to be the rate of interest per annum that appears as such on the Reuters Screen LIBOR01 at 11:00 a.m. (London time) on the second Banking Day prior to the commencement of such Interest Period.

“LIBOR Rate” means, with respect to any LIBOR Loan for any Interest Period, (i) an interest rate per annum (rounded upward, if necessary, to the nearest 1/100th of 1%) determined by the Administrative Agent to be equal to LIBOR for such LIBOR Loan for such Interest Period divided by (ii) 1 minus the Statutory Reserves (only to the extent applicable), if any, for such LIBOR Loan for such Interest Period.

“Lien” means any deed of trust, mortgage, charge, debenture, hypothec, assignment, pledge, lien, vendor’s privilege, vendor’s right of reclamation or other security interest or encumbrance of whatever kind or nature, regardless of form and whether consensual or arising by law (statutory or otherwise), that secures the payment of any indebtedness or liability or the observance or performance of any obligation; provided however that the term “Lien” shall not include any Lien in the underlying assets in which an Obligor has an interest under a Contract.

“Loans” means Prime Rate Loans, Bankers’ Acceptance Loans, Base Rate Loans and LIBOR Loans.

“Majority Lenders” means, at any particular time, such group of Lenders (and, if there is more than one Lender, at least two Lenders) whose Individual Commitments aggregate at least two-thirds of the Total Commitment Amount at such time.

“Market Value” means the amount, if any, that a Person would be required to pay in accordance with the Person’s usual practice in respect of any Hedging Agreement in order to terminate the Hedging Agreement as a result of the Person being “out of the money” on a mark to market valuation of the Hedging Agreement.

“Material Adverse Change” means any change of circumstances or event (or any Lender becoming aware of any facts not previously disclosed or known) which the Majority Lenders determine has had or could reasonably be expected to have a Material Adverse Effect.

“Material Adverse Effect” means a material adverse effect (or a series of adverse effects, none of which is material in and of itself but which, cumulatively result in a material adverse effect) on (x) the property, assets, nature of assets, business, results of operations, performance, liabilities, condition (financial or otherwise) or prospects of the Canadian Borrower and its Subsidiaries taken as a whole since December 31, 2011, or (y) the rights or remedies of the Lenders or the ability of the Canadian Borrower or its Subsidiaries to perform their obligations to the Lenders under the Credit Documents.

“Material Permitted Acquisition” means a Permitted Acquisition where (i) in the case of an asset Acquisition, substantially all of the assets of being acquired are located in a Permitted Jurisdiction, (ii) in the case of an Equity Interest Acquisition, the entity being acquired is organized, incorporated or otherwise established under the laws of a Permitted Jurisdiction and more than 75% of such entity’s assets are located in a Permitted Jurisdiction, and (iii) the purchase price of the assets (in the case of an asset Acquisition) or the Equity Interests (in the case of an Equity Interest Acquisition) equals or exceeds US$75,000,000.

“Material Subsidiaries” means, without duplication, each Subsidiary of the Canadian Borrower whose revenues represent 15% or more of the Consolidated Revenues of the Canadian Borrower and each Subsidiary of the Canadian Borrower that otherwise becomes a Guarantor under Section 11.1(q).

“Maturity Date” means January 23, 2017, as the same may be extended from time to time pursuant to Section 9.2.

“Moody’s” means Moody’s Investors Service, Inc. or any successor by merger or consolidation to its business.

“Multiemployer Plan” shall mean a multiemployer plan as defined in Section 4001(a)(3) of ERISA to which any ERISA Company is making or accruing an obligation to make contributions, or has within any of the preceding five plan years made or accrued an obligation to make contributions.

“Non BA Lender” means any Lender which is not a BA Lender.

“Obligations” means (i) all debts, liabilities and obligations, present or future, direct or indirect, absolute or contingent, at any time or from time to time due or accruing due and owing by or otherwise payable by each Obligor to the Administrative Agent, the Lenders or any one or more of them, in any currency, under or in connection with or pursuant to the Credit Agreement and any other Credit Document to which such Obligor is a party and whether incurred by such Obligor alone or jointly with another or others and whether as principal, guarantor or surety and in whatever name or style, and (ii) the due performance and compliance by each Obligor with all of the terms and conditions of the Credit Agreement and the other Credit Documents to such Obligor is a party, as such debts, liabilities and obligations may be varied from time to time.  For certainty, “Obligations” includes interest accruing subsequent to the filing of, or which would have accrued but for the filing of, a petition for bankruptcy, in accordance with and at the rate (including any rate applicable upon any Default or Event of Default to the extent lawful) specified herein, whether or not such interest is an allowable claim in such bankruptcy proceeding.

“Obligors” means the Borrowers and the Guarantors.

“Official Body” means any national government or government of any political subdivision thereof, or any agency, authority, board, central bank, monetary authority, commission, department or instrumentality thereof, or any court, tribunal, grand jury, mediator, arbitrator or referee, whether foreign or domestic.

“Order” means an order, judgment, injunction or other determination restricting payment by the Issuing Lender under or in accordance with a Letter or extending the Issuing Lender’s liability beyond the expiration date stated therein.

“Other Taxes” means all present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies arising from any payment made hereunder or under any other Credit Document or from the execution, delivery or enforcement of this Agreement or any other Credit Document.

“PBGC” means Pension Benefit Guaranty Corporation.

“Permitted Acquisition” means any Acquisition that satisfies the following conditions:

(i)            the entity being acquired (in the case of an Acquisition of Equity Interests) is in the mining or oil and gas industry or other resource sector;

(ii)           the assets being acquired (in the case of an asset Acquisition) are used in or directly related to the mining or oil and gas industry or other resource sector;

(iii)          if the Acquisition is not made solely with Equity Interests of the Canadian Borrower, the Acquisition is not hostile but rather voluntary as determined by the Majority Lenders in their sole discretion; and

(iv)          no Default or Event of Default exists at the time of such proposed Acquisition, no Default or Event of Default would arise as a result of such proposed Acquisition and no Default or Event of Default would exist immediately after the implementation of any such proposed Acquisition.

“Permitted Disposition” means any Disposition other than a Disposition of:

(a)         any Equity Interests of the US Borrower;

(b)         Equity interests representing Control of a Material Subsidiary;

(c) assets representing 10% or more of the Consolidated Tangible Assets owned as of the Closing Date in the aggregate prior to the Maturity Date but excluding (i) Dispositions of obsolete, redundant or surplus assets and (ii) the Disposition of assets that were acquired after the Closing Date so long as the Canadian Borrower has provided an officer’s certificate demonstrating that the Canadian Borrower would be in compliance with the financial covenants in Section 11.1(l) and Section 11.1(m) on a pro forma basis after giving effect to such Disposition and that no Default or Event of Default exists or would arise as a result thereof.

For the purposes of clause (c) above, if at any time, the aggregate amount of such Dispositions would exceed 10% of Consolidated Tangible Assets solely as a result of a decrease in Consolidated Tangible Assets in the applicable Fiscal Quarter from the prior Fiscal Quarter, the prior Dispositions shall be deemed to be permitted.

“Permitted Distribution” means any Distribution provided that no Default or Event of Default has occurred and is continuing at the time of making of such Distribution, no Default or Event of Default would arise as a result of such Distribution and no Default or Event of Default would exist immediately after the Distribution.

“Permitted Indebtedness” means any one or more of the following:

(a)                                 the Obligations;

(b)                                 Debt owing to (i) another Obligor or (ii) a wholly owned Subsidiary of the Canadian Borrower that is not an Obligor provided such Debt is subordinated to the Obligations on terms and conditions satisfactory to the Administrative Agent;

(c)                                  Debt arising under Capital Leases and Debt incurred in respect of Purchase Money Mortgages provided that the aggregate amount of all such Debt incurred and outstanding at any time shall not exceed US $25,000,000;

(d)                                 Debt in respect of Hedging Agreements otherwise not prohibited hereunder and incurred in the ordinary course of business provided that the net negative Market Value at any time of such Hedging Agreements does not exceed US$25,000,000;

(e)                                  Guarantee Obligations of the Canadian Borrower with respect to loans obtained by officers and directors of the Canadian Borrower (i) for the purpose of purchasing common shares in the capital of the Canadian Borrower in an aggregate amount not to exceed US$10,000,000, and (ii) for any other purpose in an aggregate amount not to exceed US$25,000,000;

(f)                                   Debt incurred to finance a Permitted Acquisition, provided that (i) no Default or Event of Default exists at the time of such Debt incurrence and no Default or Event of Default would exist immediately after the incurrence of any such  Debt;

(ii) the financial covenants set out in Section 11.1(l) to Section 11.1(m), inclusive, would be met, on a pro forma basis, immediately after giving effect to the incurrence of any such Debt and the Canadian Borrower has provided the Administrative Agent (with sufficient copies for the Lenders) with such financial information evidencing such compliance, as may reasonably be required by the Administrative Agent; and (iii) the material terms and conditions of such Debt are not materially more onerous than the terms and conditions hereof (other than pricing and term to maturity);

(g)                                  Debt which does not mature, or require any principal repayments prior to the date which is 12 months after the Maturity Date and provided that (i) no Default or Event of Default exists at the time of such Debt incurrence and no Default or Event of Default would exist immediately after the incurrence of any such  Debt; (ii) the financial covenants set out in Section 11.1(l) to Section 11.1(m), inclusive, would be met, on a pro forma basis, immediately after giving effect to the incurrence of any such Debt and the Canadian Borrower has provided the Administrative Agent (with sufficient copies for the Lenders) with such financial information evidencing such compliance, as may reasonably be required by the Administrative Agent; and (iii) the material terms and conditions of such Debt are not materially more onerous than the terms and conditions hereof (other than pricing).

(h)                                 any other Debt provided that (i) the aggregate amount of such other Debt incurred and outstanding at any time shall not exceed US$100,000,000, (ii) no Default or Event of Default exists at the time of such Debt incurrence and no Default or Event of Default would exist immediately after the incurrence of any such  Debt; (iii) the financial covenants set out in Section 11.1(l) to Section 11.1(m), inclusive, would be met, on a pro forma basis, immediately after giving effect to the incurrence of any such Debt and the Canadian Borrower has provided the Administrative Agent (with sufficient copies for the Lenders) with such financial information evidencing such compliance, as may reasonably be required by the Administrative Agent; and (iv) the material terms and conditions of such Debt are not materially more onerous than the terms and conditions hereof (other than pricing and term to maturity).

“Permitted Jurisdictions” means North and South America (excluding Plurinational State of Bolivia, Bolivarian Republic of Venezuela and Republic of Ecuador), Republic of Panama, Republic of Costa Rica, Europe, Commonwealth of Australia, the Dominican Republic, Jamaica, the People’s Republic of China, Republic of India, Republic of Indonesia, Japan, Republic of Kazakhstan, Mongolia, Republic of the Philippines, Republic of Turkey, the Republic of Botswana, Tanzania, Ghana, Namibia, Burkina Faso and the Republic of South Africa.

“Permitted Liens” means any one or more of the following with respect to the property and assets of the Companies:

(a)                                 Liens for taxes, assessments or governmental charges or levies not at the time due or delinquent or the validity of which are being contested in good faith by appropriate proceedings and as to which reserves are being maintained in accordance with generally accepted accounting principles so long as forfeiture of any part of such property or assets will not result from the failure to pay such taxes, assessments or governmental charges or levies during the period of such contest;

(b)                                 the Lien of any judgment rendered or the Lien of any claim filed which is being contested in good faith by appropriate proceedings and as to which reserves are being maintained in accordance with generally accepted accounting principles so long as forfeiture of any part of such property or assets will not result from the failure to satisfy such judgment or claim during the period of such contest;

(c)                                  undetermined or inchoate Liens and charges incidental to construction or current operations which have not at such time been filed pursuant to law or which relate to obligations not due or delinquent;

(d)                                 rights reserved to any Official Body to regulate the Assets or the mineral or real property interests underlying the Assets (the “Underlying Interests”);

(e)                                  rights of general application reserved to or vested in any Official Body to levy taxes on petroleum substances or the revenue therefrom;

(f)                                   requirements imposed under applicable law concerning rates of production that are generally applicable to the oil and gas industry;

(g)                                  applicable law and all rights reserved to or vested in any Official Body to control or regulate any of the Assets that are oil and gas assets in any manner;

(h)                                 restrictions, easements, rights of way, servitudes or other similar rights in land granted to or reserved by other persons which in the aggregate do not materially impair the usefulness, in the operation of the business of any Company, of the property subject to such restrictions, easements, rights of way, servitudes or other similar rights in land granted to or reserved by other persons;

(i)                                     the right reserved to or vested in any municipality or governmental or other public authority by the terms of any lease, licence, franchise, grant or permit acquired by any Company or by any statutory provision, to terminate any such lease, licence, franchise, grant or permit, or to require annual or other payments as a condition to the continuance thereof;

(j)                                    the Lien resulting from the deposit of cash or securities (i) in connection with contracts, tenders or expropriation proceedings, or (ii) to secure workers’ compensation, surety or appeal bonds, costs of litigation when required by law and public and statutory obligations, or (iii) in connection with the discharge of Liens or claims incidental to construction and mechanics’, warehouseman’s, carriers’ and other similar liens;

(k)                                 security given to a public utility or any municipality or governmental or other public authority when required by such utility or other authority in connection with the operations of any Company, all in the ordinary course of business;

(l)                                     the reservations, limitations, provisos and conditions, if any, expressed in any original grants from the Crown or in comparable grants, if any, in jurisdictions other than Canada;

(m)                             rights of the holders of Underlying Interests and rights of all holders of working and other interests in the Assets in which the Obligor has a royalty or other similar interest;

(n)                                 title defects or irregularities which are of a minor nature and in the aggregate will not materially impair the use of the property for the purpose for which it is held;

(o)                                 applicable municipal and other governmental restrictions affecting the use of land or the nature of any structures which may be erected thereon, provided such restrictions have been complied with and will not materially impair the use of the property for the purpose for which it is held;

(p)                                 any matter reflected in public real property records which was not created by, through or under any Obligor or any of its affiliates;

(q)                                 the paramount title of the United States of America or any other Official Body, if any;

(r)                                    Purchase Money Mortgages to the extent that the Debt incurred pursuant to such Purchase Money Mortgages is Permitted Indebtedness;

(s)                                   Liens securing Permitted Indebtedness provided that the maximum aggregate amount of Permitted Indebtedness secured thereby at any time does not exceed 3% of Consolidated Tangible Assets; provided that, if at any time, the aggregate amount of such Liens would exceed 3% of Consolidated Tangible Assets solely as a result of a decrease in Consolidated Tangible Assets in the applicable Fiscal Quarter from the prior Fiscal Quarter, the prior Liens shall be deemed to be permitted. and

(t)                                    the extension, renewal or refinancing of any Permitted Lien, provided that the amount so secured does not exceed the original amount secured immediately prior to such extension, renewal or refinancing and the Lien is not extended to any additional property.

“Person” means any natural person, corporation, firm, partnership, joint venture, joint stock company, incorporated or unincorporated association, government, governmental agency or any other entity, whether acting in an individual, fiduciary or other capacity.

“Plan” shall mean any pension plan (other than a Multiemployer Plan) subject to the provisions of Title IV of ERISA which is maintained by any ERISA Company for its employees.

“Pollutant” means any pollutant, as defined by EPA.

“PPSA” means the Personal Property Security Act (Ontario) and the regulations promulgated thereunder and the personal property security legislation of the other Canadian provinces or territories applicable to  the Obligors or the Assets (including the Civil Code of the Province of Quebec and the regulation respecting the register of personal and movable real rights promulgated thereunder) as all such legislation now exists or may from time to time hereafter be amended, modified, recodified, supplemented or replaced, together with all rules, regulations and interpretations thereunder or related thereto.

“Prepayment Notice” shall have the meaning ascribed thereto in Section 9.4.

“Prime Rate” means the greater of (a) the rate of interest per annum equal to the rate of interest determined by the Administrative Agent from time to time as its prime rate of Canadian dollar loans made by the Administrative Agent in Canada from time to time, being a variable per annum reference rate of interest adjusted automatically with each quoted or published change in such rate, all without the necessity of any notice to the Canadian Borrower or any other Person, and (b) the sum of (A) the BA Rate for a Schedule I Lender for a 30 day term on the date of determination and (B) ¾ of 1% per annum.

“Prime Rate Loans” means monies lent by the Lenders to the Canadian Borrower hereunder in Canadian dollars and upon which interest accrues at a rate referable to the Prime Rate.

“Pro Rata Share” means, at any particular time with respect to a particular Lender, the ratio of the Individual Commitment of such Lender at such time to the Total Commitment Amount at such time.

“Purchase Money Mortgage” means any security interest charging property (other than accounts receivable) acquired by a Company, which is granted or assumed by such Company or which arises by operation of law in favour of the transferor concurrently with and for the purpose of the acquisition of such property, in each case where (i) the principal amount secured by the security interest is not in excess of the purchase price (after any post-closing adjustment) of the property acquired, and (ii) such security interest extends only to the property acquired and its proceeds.

“Release” means a “release”, as such term is defined in CERCLA.

“Risk Management Agreements” means any present or future swap, hedging, foreign exchange or cash management agreement or other derivative transaction entered in by any Borrower.

“Rolling Consolidated EBITDA” means, for any Fiscal Quarter, Consolidated EBITDA for such Fiscal Quarter and the three immediately preceding Fiscal Quarters.

“Rolling Consolidated Interest Expenses” means, for any Fiscal Quarter, Consolidated Interest Expenses for such Fiscal Quarter and the three immediately preceding Fiscal Quarters.

“Rollover Notice” shall have the meaning ascribed thereto in Section 5.3.

“Schedule I Lenders” means the Lenders that are listed in Schedule I to the Bank Act (Canada).

“Schedule II Lenders” means the Lenders that are listed in Schedule II to the Bank Act (Canada).

“Schedule III Lenders” means the Lenders that are listed in Schedule III to the Bank Act (Canada).

“Schedule I Reference Lenders” means the Administrative Agent and one other Schedule I Lender, which other Schedule I Lenders shall be acceptable to the Administrative Agent and the Canadian Borrower acting reasonably.

“Schedule II and III Reference Lenders” means a reference group of up to two Schedule II Lenders and Schedule III Lenders, the composition of which shall be acceptable to the Administrative Agent and the Canadian Borrower acting reasonably.

“S & P” means Standard & Poor’s Ratings Service, and any successor by merger or consolidation to its business.

“Statutory Reserves” means, for any Interest Period for any LIBOR Loan, the average maximum rate at which reserves (including any marginal, supplemental or emergency reserves) are required to be maintained during such Interest Period under Regulation D of the Board of Governors of the Federal Reserve System of the United States by member banks in New York City with deposits exceeding US$1,000,000,000 against “Eurocurrency liabilities” (as such term is defined in Regulation D).

“Subsidiary” means, with respect to any Person, any corporation, company or other similar business entity  of which more than fifty per cent (50%) of the outstanding Equity Interests having ordinary voting power to elect a majority of the board of directors or the equivalent thereof of such corporation, company or similar business entity (irrespective of whether at the time Equity Interests of any other class or classes of the Equity Interests of such corporation, company or similar business entity shall or might have voting power upon the occurrence of any contingency) is at the time directly or indirectly owned by such Person and one or more other Subsidiaries of such Person, or by one or more other Subsidiaries of such Person.

“Swingline Facility” has the meaning set forth in Section 2.7.

“Swingline Lender” means Canadian Imperial Bank of Commerce.

“Swingline Loan” has the meaning set forth in Section 2.7.

“Tangible Net Worth” means, at any particular time, the amount of Equity at such time less (i) the aggregate of the amounts at such time attributable to that portion of any outstanding Equity Interests which, by their terms (or by the terms of any security into which they are convertible or for which they are exchangeable), or upon the happening of any event, mature or are redeemable pursuant to a sinking fund obligation or otherwise, or are redeemable for cash or debt at the sole option of the holder on or prior to the Termination Date and (ii) the aggregate of the amounts, at such time, which would, in accordance with generally accepted accounting principles, be classified upon the consolidated balance sheet of the Canadian Borrower as goodwill, deferred expenses and other intangible assets.

“Taxes” all present or future taxes, levies, duties, deductions, withholdings, assessments, fees or other charges imposed by any Official Body, including any interest, additions to tax or penalties applicable thereto.

“Termination Date” means the date on which all indebtedness, obligations and liabilities owing by the Obligors to the Lenders and the Administrative Agent or any of them, or remaining unpaid to the Lenders and the Administrative Agent or any of them, under the Credit Documents have been satisfied in full and the Credit Facility has terminated pursuant to Section 2.3.

“Third Party Security Interest” means any charge, mortgage, pledge, assignment or other security interest granted by any Obligor or any predecessor in interest of any Obligor in real or personal property of any Obligor that secures payment or performance of any obligation.

“Total Commitment Amount” means, at any particular time, the aggregate of the Individual Commitments of all of the Lenders at such time.

“UCC” means the Uniform Commercial Code as in effect in the State of Delaware from time to time; provided that if by reason of mandatory provisions of law, the perfection, the effect of perfection or non-perfection or the priority of the Security is governed by the Uniform Commercial Code as in effect in a United States jurisdiction other than Delaware, “UCC” means the Uniform Commercial Code as in effect in such other jurisdiction for purposes of the provisions hereof relating to such perfection, effect of perfection or non-perfection or priority.

“Unrestricted Cash” means cash or Cash Equivalents of the Canadian Borrower and its Subsidiaries determined on a consolidated basis that are freely available for use as working capital and not subject to any Lien other than Permitted Liens.

“US” and “United States” means the United States of America.

“US Borrower” means Franco-Nevada U.S. Corporation, a corporation incorporated under the laws of the State of Delaware, and its successors and assigns.

“US Borrower Sub-Commitment” of any Lender means, at any particular time, an amount equal to such Lender’s Pro Rata Share of the US Borrower Sub Limit at such time.

“US Borrower Sub Limit” means US$150,000,000  or such other amount as then in effect pursuant to Section 2.5.

“US Dollar Equivalent” means the relevant Exchange Equivalent in United States dollars of any amount of Canadian dollars.

“Waste” means any waste, as defined by EPA.

Section 1.2                                                      Other Usages

References to “this Agreement”, “the agreement”, “hereof”, “herein”, “hereto” and like references refer to this Credit Agreement and not to any particular Article, Section or other subdivision of this Agreement.  Any references herein to any agreements or documents shall mean such agreements or documents as amended, supplemented, restated or otherwise modified from time to time in accordance with the terms hereof and thereof.  The words “including” and “includes” when used herein mean “including (or includes) without limitation”.

Section 1.3                                                      Plural and Singular

Where the context so requires, words importing the singular number shall include the plural and vice versa.

Section 1.4                                                      Headings

The division of this Agreement into Articles and Sections and the insertion of headings in this Agreement are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

Section 1.5                                                      Currency

Unless otherwise specified herein, all statements of or references to dollar amounts in this Agreement shall mean lawful money of the United States.

Section 1.6                                                      Time of the Essence

Time shall in all respects be of the essence of this Agreement.

Section 1.7                                                      Non Banking Days

Subject to Section 7.4(3), whenever any payment to be made hereunder shall be stated to be due or any action to be taken hereunder shall be stated to be required to be taken on a day other than a Banking Day, such payment shall be made or such action shall be taken on the next succeeding Banking Day and, in the case of the payment of any amount, the extension of time shall be included for the purposes of computation of interest, if any, thereon.

Section 1.8                                                      Amount of Credit

Any reference herein to the amount of credit outstanding shall mean, at any particular time:

(a)                                 in the case of a Prime Rate Loan, the US Dollar Equivalent of the principal amount thereof;

(b)                                 in the case of a LIBOR Loan or Base Rate Loan, the principal amount thereof;

(c)                                  in the case of a Bankers’ Acceptance Loan, the US Dollar Equivalent of the face amount of the relevant BA Instruments; and

(d)                                 in the case of a Letter denominated in US dollars, the contingent liability of the Issuing Lender thereunder (or, if the Letter is denominated in Canadian dollars, the US Dollar Equivalent of the contingent liability of the Issuing Lender thereunder)

and the aggregate amount of credit outstanding under the Credit Facility at any time shall be the aggregate of the amounts referred to in paragraphs (a), (b), (c) and (d) above at such time.

Section 1.9                                                      Schedules

Each and every one of the schedules which is referred to in this Agreement and attached to this Agreement shall form a part of this Agreement.

Section 1.10                                               Extension of Credit

For the purposes hereof, each drawdown, rollover and conversion shall be deemed to be an extension of credit to the Borrowers hereunder.

Section 1.11                                               Joint and Several Obligations

All obligations hereunder which are stated to be obligations of the Borrowers or any one of them to the Lenders shall, to the extent permitted by applicable law, be joint and several obligations of the Borrowers.  The obligation of any Borrower (hereinafter, individually in this sentence, the “first mentioned Borrower”) with respect to its joint and several liability for the credit extended to the other Borrowers shall not be wholly or partially satisfied by such first mentioned Borrower repaying the credit extended to such first mentioned Borrower hereunder.  With respect to the joint and several obligations of the Borrowers, the Lenders shall not be bound to exhaust their recourse against any Borrower or others or any guarantees it may at any time hold before being entitled to payment from any Borrower and each Borrower renounces all benefits of discussion and division.

Section 1.12                                               Accounting Terms and Practices

Unless the Majority Lenders shall otherwise expressly agree or unless otherwise expressly provided herein, all of the terms of this Agreement which are defined under the rules constituting GAAP shall be interpreted, and all financial statements and reports to be prepared hereunder shall be prepared, in accordance with GAAP, provided that if:

(a)                                 the Canadian Borrower adopts new accounting policies from time to time (including with respect to IFRS), in circumstances where such adoption is compelled by accounting or regulatory bodies having jurisdiction or at its own discretion; and

(b)                                 these accounting changes result in a material change in the calculation of the financial covenants or financial covenant thresholds or terms used in this Agreement or any other Credit Document;

then the Canadian Borrower, the Administrative Agent and the Lenders agree to enter into negotiations in order to amend such provisions of this Agreement or such other Credit Document, as applicable, so as to equitably reflect such accounting changes with the desired result that the criteria for evaluating the Borrowers’ or any of their respective Subsidiary’s financial condition, financial covenants, financial covenant thresholds or terms used in this Agreement or any other Credit Document shall be the same after such accounting changes as if such accounting changes had not been made; provided, however, that the agreement of the Majority Lenders to any required amendments of such provisions shall be sufficient to bind all Lenders. If the Canadian Borrower and the Majority Lenders cannot agree upon the required amendments immediately prior to the date of implementation of any accounting policy change, then all calculations of financial covenants, financial covenant thresholds or terms used in this

Agreement or any other Credit Document shall be prepared and delivered without reflecting the accounting policy change.

ARTICLE 2
CREDIT FACILITY

Section 2.1                                                      Establishment of Credit Facility

Subject to the terms and conditions hereof, the Lenders hereby establish in favour of the Borrowers a revolving term credit facility (the “Credit Facility”) in the amount of US$500,000,000 (as such amount may be reduced pursuant to Section 2.3 or increased pursuant to Section 2.8) or the Canadian Dollar Equivalent thereof.

Section 2.2                                                      Lenders’ Commitments

Subject to the terms and conditions hereof, the Lenders severally agree to extend credit to the Borrowers under the Credit Facility from time to time provided that (i) the aggregate amount of credit extended by each Lender under the Credit Facility shall not at any time exceed the Individual Commitment of such Lender, (ii) the aggregate amount of credit outstanding under the Credit Facility shall not at any time exceed the Total Commitment Amount, (iii) the aggregate amount of credit outstanding to the Canadian Borrower shall not at any time exceed the Canadian Borrower Sub Limit and the aggregate amount of credit extended by each Lender to the Canadian Borrower shall not exceed its Canadian Borrower Sub Commitment, and (iv) the aggregate amount of credit outstanding to the US Borrower shall not at any time exceed the US Borrower Sub Limit and the aggregate amount of credit extended by each Lender to the US Borrower shall not exceed its US Borrower Sub Commitment.  All credit requested under the Credit Facility shall be made available to the relevant Borrower contemporaneously by all of the relevant Lenders.  Each Lender shall provide to the relevant Borrower its Pro Rata Share of each credit, whether such credit is extended by way of drawdown, rollover or conversion.  No Lender shall be responsible for any default by any other Lender in its obligation to provide its Pro Rata Share of any credit under the Credit Facility nor shall the Individual Commitment of any Lender be increased as a result of any such default of another Lender in extending credit under the Credit Facility.  The failure of any Lender to make available to the relevant Borrower its Pro Rata Share of any credit under the Credit Facility shall not relieve any other Lender of its obligation hereunder to make available to such Borrower its Pro Rata Share of such credit under the Credit Facility.

Section 2.3                                                      Reduction of Credit Facility

The Borrowers may, from time to time and at any time, by notice in writing to the Administrative Agent, permanently reduce the Credit Facility in whole or in part, provided that such reduction shall not become effective until three Banking Days after such notice has been given and repayment of any outstanding extensions of credit required in order to cause the aggregate amount of credit outstanding not to exceed the reduced Total Commitment Amount and, where applicable, the reduced Sub Limits.  The amount of the Credit Facility will be permanently reduced with respect to repayment made in accordance with Section 9.1 and Section 9.2.  Any repayment or prepayment of credit outstanding under the Credit Facility (other than as set forth above) shall not cause a reduction in the amount of the Credit Facility.  Any repayment of outstanding credit which forms part of any conversion from one type of credit to another type of credit under Article 3 or Article 6 or of any rollover under Article 5 shall not cause any reduction in the amount of the Credit Facility.  Upon any reduction of the Credit

Facility, the Individual Commitment of each Lender with respect to the Credit Facility shall thereupon be reduced by an amount equal to such Lender’s Pro Rata Share of the amount of such reduction of the Credit Facility.

Section 2.4                                                      Termination of Credit Facility

(1)                                 The Credit Facility shall terminate upon the earliest to occur of:

(a)                                 the termination of the Credit Facility in accordance with Section 13.1;

(b)                                 the date on which the Credit Facility has been permanently reduced to zero pursuant to Section 2.3; and

(c)                                  the Maturity Date.

(2)                                 Upon the termination of the Credit Facility, the right of the Borrowers to obtain any credit thereunder and all of the obligations of the Lenders to extend credit thereunder shall automatically terminate.

Section 2.5                                                      Canadian and US Borrower Sub Limits

(1)                                 Notwithstanding anything to the contrary contained in this Agreement, the parties hereto agree that (i) the US Borrower Sub Limit shall be fixed on a quarterly basis in accordance with this Section 2.5, (ii) at no time shall the Canadian Borrower be permitted to request an extension of credit under the Credit Facility and no such credit shall be made available, if after giving effect thereto, the aggregate amount of credit outstanding to the Canadian Borrower under the Credit Facility would exceed an amount equal to the Canadian Borrower Sub Limit as then in effect,  (iii) at no time shall the US Borrower be permitted to request an extension of credit under the Credit Facility and no such credit shall be made available, if after giving effect thereto, the aggregate amount of credit outstanding to the US Borrower under the Credit Facility would exceed an amount equal to the US Borrower Sub Limit as then in effect, and (iv) the sum of the Canadian Borrower Sub Limit and the US Borrower Sub Limit shall not exceed at any time the Total Commitment Amount.  At all times from and after the date of this Agreement until an adjustment is made in accordance with this Section 2.5, the US Borrower Sub Limit shall be US$150,000,000.

(2)                                 The Canadian Borrower, not more than 30 days and not less than five (5) Banking Days prior to the last day of each calendar quarter, shall give written notice to the Administrative Agent either (i) requesting an adjustment (subject to the limitations set forth in Section 2.5) effective as of the first Banking Day of the immediately following calendar quarter (each such date an “Adjustment Date”) to the amount of the US Borrower Sub Limit; or (ii) confirming that there will be no adjustments to the amount available under the US Borrower Sub Limit, provided that (x) no reduction to the amount of the US Borrower Sub Limit may be made if, after giving effect to any such reduction, the US Borrower Sub Limit would be less than the aggregate amount of credit outstanding to the US Borrower (other than any such credit which will be repaid in full on or before the respective Adjustment Date), (y) no increase to the amount of the US Borrower Sub Limit may be made if, after giving effect to any such increase, the Canadian Borrower Sub Limit would be less than the aggregate amount of credit outstanding to the Canadian Borrower (other than any such credit which will be repaid in full on or before the respective Adjustment Date) and (z) the failure by the Canadian Borrower to deliver any such written notice (or the delivery by the Canadian Borrower of any such notice which does not comply with the requirements contained in this Section 2.5) to the Administrative Agent within the period required above will be deemed to be delivery by the Canadian Borrower to the Administrative Agent of a written notice that there will be no adjustment to the US Borrower Sub Limit (and such failure shall not constitute a Default or an Event of Default). If any adjustment is made on an Adjustment Date as described in this Section 2.5, then on the respective Adjustment Date (A) the US Borrower Sub Commitments and the Canadian Borrower Sub Commitments of the Lenders shall be automatically adjusted on such date in accordance with the definition thereof contained herein and (B) all repayments required by this Section 2.5 shall be made on such date to the extent required as a result of such adjustments and in the manner provided in Section 3.8.

(3)                                 In connection with any extensions of credit or repayments made as a result of adjustments to the Canadian Borrower Sub Limit and US Borrower Sub Limit as requested above, then, so long as arrangements satisfactory to the Administrative Agent are made for the repayment of all amounts which will be due on the respective Adjustment Date as a result thereof, extensions of credit shall be permitted to be requested by the Borrowers as a result of any change in the amount of the Canadian Borrower Sub Limit and US Borrower Sub Limit on such date (subject to satisfaction of the other terms and conditions of this Agreement) so long as arrangements satisfactory to the Administrative Agent are made so that, by the time required by Section 3.8, all payments will be made by the Borrowers on such Adjustment Date as a result of any change in the amount of the Canadian Borrower Sub Limit and the US Borrower Sub Limit on such date.  It is understood and agreed that the Administrative Agent shall not have any liability to any Lenders if the payments contemplated above in this Section are not actually made on the Adjustment Date, and that any failure to make the payments required to be made on an Adjustment Date pursuant to this Section shall constitute an Event of Default in accordance with the terms of Section 13.1.

Section 2.6                                                      Change of Lending Office

(1)                                 Each Lender may at any time or from time to time designate, by written notice to the Administrative Agent to the extent not already reflected on Exhibit “A”, one or more lending offices (which, for this purpose, may include Affiliates of the respective Lender) for the various extensions of credit made by such Lender (including by designating a separate lending office (or Affiliate) to act as Lender with respect to extensions of credit to the Canadian Borrower versus the US Borrower).  By the acceptance of the benefits of each extension of credit from any such lending office or Affiliate of any Lender designated as provided above (each a “Designated Lender”), the Borrowers and the Lenders agree that any such Designated Lender shall be a Lender for all purposes of this Agreement and the other Credit Documents and entitled to the benefit of all indemnities, covenants, rights and powers of a Lender hereunder and thereunder in respect of its acting as such hereunder and the designating Lender is and shall be the agent for the purpose of executing and delivering this agreement for and on behalf of the Designated Lender.

Section 2.7                                                      Swingline Facility

(1)                                 Subject to the terms and conditions of this Agreement, the Swingline Lender establishes in favour of the Borrowers a revolving credit facility which is part of the Credit Facility in an amount up to US$20,000,000 on the terms set forth in this Section 2.7 (the “Swingline Facility”).

(2)                                 At any time that the Canadian Borrower or US Borrower, as applicable,  would be entitled to obtain Prime Rate Loans or Base Rate Loans under the Credit Facility, such Borrower shall be entitled to draw cheques on its Designated Account for Canadian dollars or United States dollars, as applicable, (or in such other accounts with the Swingline Lender at such other branch of the Swingline Lender as may be agreed upon by the Swingline Lender and the applicable Borrower from time to time).  The debit balance from time to time in any the applicable Canadian dollar Designated Account shall be deemed to be a Prime Rate Loan outstanding to the Canadian Borrower from the Swingline Lender under the Revolving Facility.  The debit balance from time to time in any the applicable United States dollar Designated Account of the Canadian Borrower or US Borrower, as applicable,  shall be deemed to be a Base Rate Loan outstanding to the Canadian Borrower or US Borrower, as applicable, from the Swingline Lender under the Revolving Facility.  Each such Prime Rate Loan or Base Rate Loan being is referred to as a “Swingline Loan”.

(3)                                 The outstanding amount of all Swingline Loans at any time shall not exceed US$20,000,000.  Swingline Loans shall be deemed to be Loans of the applicable Borrower for all purposes of this Agreement including without limitation, calculations under Section 2.5 and Section 9.7.

(4)                                 The Swingline Lender may (but shall not be obliged to) deliver a written notice to the Administrative Agent (which shall thereupon deliver a similar notice to each of the Lenders) and to the applicable Borrower, or the Administrative Agent may itself (but shall not be obliged to) deliver a written notice to each of the Lenders and to the applicable Borrower requiring repayment of the Swingline Loans from time to time.  The applicable Borrower shall be deemed to have given at such time a Drawdown Notice to the Administrative Agent requesting a Prime Rate Loan or Base Rate Loan, as applicable, under the Credit Facility in an aggregate amount equal to the amount of such Swingline Loans and subject to the provisions of Article 4.  The Lenders shall thereupon (irrespective of whether any condition precedent to extending a Loan has been satisfied, whether the amount of such Loan to be made available under the Credit Facility is less than, equal to or more than the minimum required amount, if any, whether any Default or Event of Default has occurred or is continuing or whether any acceleration or enforcement action (including any termination of the Credit Facility and the Commitments) has occurred or commenced or whether the Maturity Date has occurred) make such Prime Rate Loan or Base Rate Loan under the Credit Facility and the Administrative Agent shall apply the proceeds thereof in repayment of such Swingline Loans.  The Administrative Agent shall promptly notify the applicable Borrower of any such Prime Rate Loans or Base Rate Loans and the applicable Borrower agrees to accept each such Prime Rate Loan or Base Rate Loan under the Credit Facility and hereby irrevocably authorizes and directs the Administrative Agent to apply the proceeds thereof in payment of the applicable Swingline Loan.

(5)                                 Without limiting Section 2.7(4), on the Maturity Date, or if an Event of Default has occurred and is continuing, each of the Lenders agrees that it will purchase from the Swingline Lender, and the Swingline Lender agrees that it shall sell to such Lenders, for cash, at par, without representation or warranty from or recourse against the Swingline Lender (and irrespective of whether any condition precedent to a Loan has been satisfied, any Default or Event of Default has occurred or is continuing or whether any acceleration or enforcement action (including any termination of the Credit Facility and the Commitments) has occurred or been commenced or whether the Maturity Date has occurred), on a rateable basis, an undivided interest in all Swingline Loans then outstanding.  The Administrative Agent, upon consultation with the Lenders, shall have the power to settle any documentation required to evidence any such purchase and, if deemed advisable by the Administrative Agent, to execute any document as attorney for any Lender in order to complete any such purchase.  The Borrowers and the Lenders acknowledge that the foregoing arrangements are to be settled by the Lenders among themselves, and the Borrowers expressly consent to the foregoing arrangements among such Lenders.

Section 2.8                                                      Increase in Credit Facility

(1)                                 The Borrowers may, after the Closing Date, deliver to the Administrative Agent a notice to request an increase (a “Credit Facility Increase”) in the principal amount of the Credit Facility of not less than US$50,000,000 and not to exceed US$250,000,000.  Nothing in this Agreement shall be construed to obligate any Lender to provide or consent to any increase in its Individual Commitment or to obligate the Administrative Agent to arrange any commitments to provide a Credit Facility Increase.

(2)                                 The Administrative Agent shall promptly notify each Lender of the proposed Credit Facility Increase.  Each such Lender may, in its sole discretion, commit to participate in such Credit Facility Increase by forwarding its commitment to the Administrative Agent therefor in form and substance satisfactory to the Administrative Agent.  The Administrative Agent shall allocate, in its discretion but in amount not to exceed for each such Lender the commitment received from such Lender.  If the Administrative Agent does not receive enough commitments from existing Lenders for the Credit Facility Increase, it may allocate any excess in the proper amount of such Credit Facility Increase to other institutions who provide commitments subject to the consent of the Borrowers, the Issuing Lender and the Administrative Agent, acting reasonably.

(3)                                 Each Credit Facility Increase shall become effective on a date agreed by the Borrowers and the Administrative Agent (a “Credit Facility Increase Date”).  The Administrative Agent shall notify the Lenders on or before 1:00 p.m. on the Credit Facility Increase Date of the effectiveness of the Credit Facility Increase.

(4)                                On the Credit Facility Increase Date, each Lender participating in such Credit Facility Increase shall purchase from each existing Lender having Loans outstanding on such Credit Facility Increase Date, without recourse or warranty, an undivided interest and participation, to the extent of such Lender’s pro rata share of the increase in the Total Commitment (after giving effect to such Credit Facility Increase), in the aggregate outstanding Loans, so as to ensure that, on the Credit Facility Increase Date after giving effect to such Credit Facility Increase, each Lender holds its Pro Rata Share in the Credit Facility and the Loans outstanding on such Credit Facility Increase Date.

ARTICLE 3
GENERAL PROVISIONS RELATING TO CREDITS

Section 3.1                                                      Types of Credit Availments

(1)                                 Subject to the terms and conditions hereof, the Borrowers may obtain credit under the Credit Facility as follows:

(a)                                 the Canadian Borrower may obtain credit under the Credit Facility from the Lenders through the relevant Designated Account by way of one or more Prime Rate Loans, Base Rate Loans, LIBOR Loans, Bankers’ Acceptance Loans and Letters; and

(b)                                 the US Borrower may obtain credit under the Credit Facility from the Lenders through the relevant Designated Account by way of one or more Base Rate Loans, LIBOR Loans and US dollar denominated Letters.

(2)                                 Any extension of credit hereunder by way of (i) Prime Rate Loans shall be in a minimum amount of Cdn. $5,000,000, (ii) Base Rate Loans shall be in a minimum amount of US$5,000,000, (iii) Bankers’ Acceptance Loans shall be in a minimum amount of Cdn. $5,000,000 and multiples of $1,000,000 thereafter and (iv) LIBOR Loans shall be in a minimum amount of US$5,000,000 and multiples of US$1,000,000 thereafter.

(3)                                 The maximum aggregate undrawn face amount of Letters that may be outstanding at any time is US$50,000,000 or the Canadian Dollar Equivalent.

(4)                                 The aggregate number of different interest periods or maturity dates, as applicable, for LIBOR Loans and BA Loans outstanding at any time shall not exceed ten (10).

Section 3.2                                                      Funding of Loans

Each Lender shall make available to the Administrative Agent its Pro Rata Share of the principal amount of each Loan under the Credit Facility prior to 11:00 a.m. (Toronto time) on the date of the extension of credit.  The Administrative Agent shall, upon fulfilment by the relevant Borrower of the terms and conditions set forth in Article 12 and unless otherwise irrevocably authorized and directed in the Drawdown Notice, make such funds available to such Borrower on the date of the extension of credit by crediting the relevant Designated Account (or causing such account to be credited).  Unless the Administrative Agent has been notified by a Lender at least one Banking Day prior to the date of the extension of credit that such Lender will not make available to the Administrative Agent its Pro Rata Share of such Loan, the Administrative Agent may assume that such Lender has made such portion of the Loan available to the Administrative Agent on the date of the extension of credit in accordance with the provisions hereof and the Administrative Agent may, in reliance upon such assumption, make available to the relevant Borrower on such date a corresponding amount.  If the Administrative Agent has made such assumption, to the extent such Lender shall not have so made its Pro Rata Share of the Loan available to the Administrative Agent, such Lender agrees to pay to the Administrative Agent, forthwith on demand, such Lender’s Pro Rata Share of the Loan and all reasonable costs and expenses incurred by the Administrative Agent in connection therewith together with interest thereon at the then prevailing interbank rate for each day from the date such amount is made available to the relevant Borrower until the date such amount is paid or repaid to the Administrative Agent; provided, however, that notwithstanding such obligation, if such Lender fails so to pay, the relevant Borrower shall, without prejudice to any rights that such Borrower might have against such Lender, repay such amount to the Administrative Agent forthwith after demand therefor by the Administrative Agent.  The amount payable by each Lender to the Administrative Agent pursuant hereto shall be set forth in a certificate delivered by the Administrative Agent to such Lender and the relevant Borrower (which certificate shall contain reasonable details of how the amount payable is calculated) and shall constitute prima facie evidence of such amount payable absent manifest error.  If such Lender makes the payment to the Administrative Agent required herein, the amount so paid shall constitute such Lender’s Pro Rata Share of the Loan for purposes of this Agreement and shall entitle the Lender to all rights and remedies against the relevant Borrower in respect of such Loan.

Section 3.3                                                      Failure of Lender to Fund Loan

(1)                                 Each Defaulting Lender shall be required to provide to the Administrative Agent (A) cash or cash equivalents in an amount equal to 105% of such Defaulting Lender’s Pro Rata Share of the face amount of outstanding Letters and Swingline Loans, and (B) cash or cash equivalents in an amount, as shall be determined from time to time by the Administrative Agent in its discretion, equal to all other obligations of such Defaulting Lender to the Administrative Agent that are owing or may become owing pursuant to this Agreement, including, without limitation, such Defaulting Lender’s obligation to pay its Pro Rata Share of any indemnification or expense reimbursement amounts not paid by the Borrowers.  Such cash or cash equivalents shall be held by Administrative Agent in one or more cash collateral accounts which accounts shall be in the name of the Administrative Agent and shall not be required to be interest bearing. The Administrative Agent shall be entitled to apply the foregoing cash and cash equivalents against the Defaulted Lender’s obligation to make its Pro Rata Share of the payment thereof from time to time.  Notwithstanding anything in this Agreement to the contrary, so long as there is a Defaulting Lender, it shall be within (i) the sole determination of the Issuing Lender  as to whether it is agreeable to issue any new Letters or extend or renew any expiring Letters and (ii) the sole determination of the Swingline Lender as to whether it is agreeable to make any new Swingline Loans.

(2)                                 Neither Administrative Agent nor any of its Affiliates nor any of their respective officers, directors, employees, agents or representatives shall be liable to any Lender (including, without limitation, a Defaulting Lender) for any action taken or omitted to be taken by it in connection with amounts payable by the applicable Borrower to a Defaulting Lender and received and deposited by Administrative Agent in a cash collateral account and applied in accordance with the provisions of this Agreement save and except for the gross negligence or wilful misconduct of the Administrative Agent as determined by a final non-appealable judgment of a court of competent jurisdiction.

(3)                                 The Administrative Agent shall be entitled to set off any Defaulting Lender’s Pro Rata Share of all payments received from a Borrower against such Defaulting Lender’s obligations to fund payments and extensions of credit required to be made by it and to purchase participations required to be purchased by it in each case under this Agreement and the other Credit Documents.  The Administrative Agent shall be entitled to withhold and deposit in one or more non-interest bearing cash collateral accounts in the name of the Administrative Agent all amounts (whether principal, interest, fees or otherwise) received by Administrative Agent and due to a Defaulting Lender pursuant to this Agreement which amounts shall be used by Administrative Agent (A) first, to reimburse the Administrative Agent for  any amounts owing to it by the Defaulting Lender pursuant to any Credit Document, and then to reimburse, (B) second, to repay any extensions of credit made by a Lender in order to fund a shortfall created by a Defaulting Lender which repayment shall be in the form of an assignment by each such Lender of such extension of credit to the Defaulting Lender, and (C) third, (I) first, to cash collateralize all other obligations of such Defaulting Lender to the Administrative Agent owing pursuant to this Agreement in such amount as shall be determined from time to time by the Administrative Agent in its discretion including, without limitation, such Defaulting Lender’s obligation to pay its Pro Rata Share of any indemnification or expense reimbursement amounts not paid by the Borrower and (II), second, to maintain cash collateral for a Defaulting Lender’s Pro Rata Share of reimbursement obligations for Letters and Swingline Loans.

(4)                                 For certainty, a Defaulting Lender shall have no voting or consent rights with respect to matters under this Agreement or other Credit Documents.  Accordingly, the Individual Commitments and the aggregate unpaid principal amount of credit extended by the Defaulting Lender to the Borrower owing to any Defaulting Lender shall be disregarded in determining Majority Lenders and all Lenders or all affected Lenders.  Furthermore, the Borrower shall have no obligation to make any commitment fee or other fee payments to any Defaulting Lender.  Notwithstanding the foregoing, should a Defaulting Lender (i) fund all outstanding extensions of credit that it previously failed to fund and pay all other amounts owing to Administrative Agent, and (ii) confirm in writing to the Administrative Agent that there is no reasonable likelihood that it will subsequently again become a Defaulting Lender, then such Lender shall thereafter be entitled to vote and shall have consent rights in the same manner and fashion as if it were not a Defaulting Lender.

Section 3.4                                                      Funding of Bankers’ Acceptances and BA Equivalent Notes

(1)                                 If the Administrative Agent receives from the Canadian Borrower a Drawdown Notice, Rollover Notice or Conversion Notice requesting a drawdown of, a rollover of or a conversion into Bankers’ Acceptances, the Administrative Agent shall notify each Lender, prior to 11:00 a.m. (Toronto time) on the second Banking Day prior to the date of such extension of credit of such request and of each Lender’s Pro Rata Share of such extension of credit.  The Administrative Agent shall also at such time notify the Canadian Borrower of each Lender’s Pro Rata Share of such extension of credit.  Each Lender shall, not later than 11:00 a.m. (Toronto time) on the date of each extension of credit by Bankers Acceptance, either (i) accept BA Drafts of the Canadian Borrower which are presented to it for acceptance or (ii) purchase (but not accept) BA Drafts of the Canadian Borrower which are presented to it for purchase and, in each case, which have an aggregate face amount equal to such Lender’s Pro Rata Share of the total extension of credit being made available by way of Bankers’ Acceptances on such date, as advised by the Administrative Agent.  Each BA Lender shall purchase the Bankers’ Acceptances which it has accepted and each Non BA Lender shall purchase the BA Drafts which it has agreed to purchase for a purchase price equal to the BA Discounted Proceeds therefore.  Each Lender may at any time and from time to time hold, sell, rediscount or otherwise dispose of any and all BA Instrument accepted and/or purchased by it.

(2)                                 Each BA Draft presented by the Canadian Borrower shall (i) be in a minimum face amount of Cdn. $1,000,000 and in integral multiples of Cdn. $100,000, (ii) be dated the date of the making of such Bankers Acceptance Loan, and (iii) subject to Section 3.1(4), mature and be payable by the Canadian Borrower (in common with all other BA Drafts presented in connection with such Bankers’ Acceptance Loan) on a Banking Day which occurs approximately 30, 60, 90 or 180 days (or such longer period as the Administrative Agent and the Canadian Borrower may agree) at the election of the Canadian Borrower after the drawing date thereof and prior to the Maturity Date.

(3)                                 The Borrower shall, at the request of any Non BA Lender, issue one or more BA Equivalent Notes payable on the date of maturity of any unaccepted BA Draft in such form as such Non BA Lender may specify and in a principal amount equal to the face amount of, and in exchange for, any unaccepted BA Drafts which the Non BA Lender has purchased in accordance with this Section 3.4.  The Canadian Borrower and each applicable Lender hereby acknowledges and agrees that from time to time certain Lenders may elect not to receive any BA Equivalent Notes, and the Canadian Borrower and each applicable Lender agrees that with respect to any such Lender, in lieu of receiving BA Equivalent Notes, the applicable Bankers’ Acceptance Loan may be evidenced by (i) non-accepted BA Drafts or (ii) a loan account which such Lender shall maintain in its name, and in such event such non-accepted BA Drafts or such loan account, as the case may be, shall be entitled to all the benefits of BA Equivalent Notes.

(4)                                 The Canadian Borrower shall provide for payment to the Lenders of the face amount of each BA Instrument at its maturity, either by payment of such amount or through an extension of credit hereunder or through a combination of both.  The Canadian Borrower hereby waives presentment for payment of BA Instruments by the Lenders and any defence to payment of amounts due to a Lender in respect of a BA Instrument which might exist by reason of such BA Instrument being held at maturity by such Lender which accepted and/or purchased it and agrees not to claim from such Lender any days of grace for the payment at maturity of BA Instruments.

(5)                                 Each Lender shall, forthwith after the acceptance or purchase of BA Drafts of the Canadian Borrower as aforesaid, make available to the Administrative Agent the BA Proceeds with respect to the BA Drafts accepted or purchased by it, as applicable.  The Administrative Agent shall, upon fulfilment by the Canadian Borrower of the terms and conditions set forth in Article 12, make such BA Proceeds available to the Canadian Borrower on the date of such extension of credit by crediting the applicable Designated Account.  In the case of a rollover of or conversion into Bankers’ Acceptances, each Lender shall retain the BA Instrument accepted or purchased by it and shall not be required to make any funds available to the Administrative Agent for deposit to the applicable Designated Account; however, forthwith after the acceptance or purchase of such BA Instrument of the Canadian Borrower as aforesaid, the Canadian Borrower shall pay to the Administrative Agent on behalf of the Lenders an amount equal to the aggregate amount of the acceptance fees in respect of such BA Instruments calculated in accordance with Section 7.5 plus the amount by which the aggregate face amount of such BA Instrument exceeds the aggregate BA Discounted Proceeds with respect thereto.

(6)                                 Any BA Draft may, at the option of the Canadian Borrower, be executed in advance by or on behalf of the Canadian Borrower, by mechanically reproduced or facsimile signatures of any two officers of the Canadian Borrower who are properly so designated and authorized by the Canadian Borrower from time to time.  Any BA Draft so executed and delivered by the Canadian Borrower to the Lenders shall be valid and shall bind the

Canadian Borrower and may be dealt with by the Lenders to all intents and purposes as if the BA Draft had been signed in the executing officers’ own handwriting.

(7)                                 The Canadian Borrower shall notify the Lenders as to those officers whose signatures may be reproduced and used to execute BA Drafts in the manner provided in Section 3.4(6).  BA Drafts with the mechanically reproduced or facsimile signatures of designated officers may be used by the Lenders and shall continue to be valid, notwithstanding the death, termination of employment or termination of authorization of either or both of such officers or any other circumstance.

(8)                                 The Borrowers hereby indemnify and agree to hold harmless the Lenders against and from all losses, damages, expenses and other liabilities caused by or attributable to the use of the mechanically reproduced or facsimile signature instead of the original signature of an authorized officer of the Canadian Borrower on a BA Draft prepared, executed, issued and accepted pursuant to this Agreement, except to the extent determined by a court of competent jurisdiction to be due to the gross negligence or wilful misconduct of the Lenders.

(9)                                 Each Lender agrees that, in respect of the safekeeping of executed BA Instruments of the Canadian Borrower which are delivered to it for acceptance hereunder, it shall exercise the same degree of care which it gives to its own property, provided that it shall not be deemed to be an insurer thereof.

(10)                          In order to facilitate the issuance of Bankers’ Acceptances and BA Equivalent Notes pursuant to this Agreement, the Canadian Borrower hereby authorizes each Lender, and appoints each Lender as such Borrower’s attorney, to complete, sign and endorse BA Drafts on its behalf in handwritten form or by facsimile or mechanical signature or otherwise in accordance with the applicable Drawdown Notice, Rollover Notice or Conversion Notice and, once so completed, signed and endorsed to accept them as Bankers’ Acceptances or hold them as BA Drafts under this Agreement and then if applicable, purchase, discount or negotiate such Bankers’ Acceptances in accordance with the provisions of this Agreement.  BA Drafts so completed, signed, endorsed and negotiated on behalf of such Borrower by such Lender shall bind such Borrower as fully and effectively as if so performed by an authorized officer of such Borrower.  Each BA Draft and Bankers’ Acceptance completed, signed or endorsed by a Lender shall mature on the last day of the term thereof.

Section 3.5                                                      Availability of Bankers’ Acceptances

If the Majority Lenders determine that for any reason a market for Bankers’ Acceptances does not exist at any time or the Lenders cannot for other reasons, after reasonable efforts, readily sell Bankers’ Acceptances or perform their other obligations under this Agreement with respect to Bankers’ Acceptances, the Administrative Agent will promptly so notify the Canadian Borrower and each Lender. Thereafter, (i) the Canadian Borrower’s right to request the acceptance of Bankers’ Acceptances shall be and remain suspended until the Majority Lenders determine and the Administrative Agent notifies the Canadian Borrower and each Lender that the condition causing such determination no longer exists, and (ii) any drawdown notice which is outstanding shall be deemed to be a drawdown notice requesting a Prime Rate Loan.

Section 3.6                                                      Timing of Credit Availments

No Bankers’ Acceptance Loan or LIBOR Loan under the Credit Facility may have a maturity date later than the Maturity Date.

Section 3.7                                                      Inability to Fund Certain Advances

If a Lender determines in good faith, which determination shall be final, conclusive and binding on the Borrowers, and the Administrative Agent notifies the Borrowers that (i) by reason of circumstances affecting financial markets inside or outside Canada, deposits of United States dollars are unavailable to such Lender in Canada (where applicable), (ii) adequate and fair means do not exist for ascertaining the applicable interest rate on the basis provided in the definition of LIBOR Rate or Alternate Base Rate (where applicable), as the case may be, (iii) the making or continuation of LIBOR Loans or Base Rate Loans (where applicable) has been made impracticable by the occurrence of a contingency (other than a mere increase in rates payable by such Lender to fund the advance) which materially adversely affects the funding of the advances at any interest rate computed on the basis of the LIBOR Rate or the Alternate Base Rate, as the case may be, or by reason of a change in any applicable law or government regulation, guideline or order (whether or not having the force of law but, if not having the force of law, one with which a responsible bank would comply) or in the interpretation thereof by any Official Body affecting such Lender or any relevant financial market, which results in the LIBOR Rate or the Alternative Base Rate (where applicable), as the case may be, no longer representing the effective cost to such Lender of deposits in such market for a relevant Interest Period, or (iv) any change to present law or any future law, regulation, order, treaty or official directive (whether or not having the force of law but, if not having the force of law, one with which a responsible bank would comply) or any change therein or any interpretation or application thereof by any Official Body has made it unlawful for such Lender to make or maintain or give effect to its obligations in respect of LIBOR Loans or Base Rate Loans (as applicable) as contemplated herein, then

(a)                                 the right of the Borrowers to obtain any affected Base Rate Loan or LIBOR Loan from such Lender shall be suspended until such Lender determines that the circumstances causing such suspension no longer exist and such Lender so notifies the Borrowers;

(b)                                 if any affected Base Rate Loan or LIBOR Loan is not yet outstanding, any applicable Drawdown Notice shall be cancelled and the advance requested therein shall not be made;

(c)                                  if any LIBOR Loan is already outstanding at any time when the right of the Borrowers to obtain credit by way of a LIBOR Loan is suspended, it shall, subject to the Borrowers having the right to obtain credit by way of a Base Rate Loan from such Lender at such time, be converted on the last day of the Interest Period applicable thereto (or on such earlier date as may be required to comply with any applicable law) to a Base Rate Loan in the principal amount equal to the principal amount of the LIBOR Loan or, if the Borrowers do not have the right to obtain credit by way of a Base Rate Loan from such Lender at such time, such LIBOR Loan shall be converted on the last day of the Interest Period applicable thereto (or on such earlier date as may be required to comply with any applicable law) to a Prime Rate Loan in the principal amount equal to the Canadian Dollar Equivalent of the principal amount of such LIBOR Loan; and

(d)                                 if any Base Rate Loan is already outstanding at any time when the right of the Borrowers to obtain credit by way of a Base Rate Loan from such Lender is suspended, it shall, subject to the Borrowers having the right to obtain credit by way of a LIBOR Loan from such Lender at such time, be immediately converted to a LIBOR Loan in the principal amount equal to the principal amount of the Base Rate Loan and having an Interest Period of one month or, if the Borrowers do not have the right to obtain credit by way of a LIBOR Loan from such Lender at such time, it shall be immediately converted to a Prime Rate Loan in the principal amount equal to the Canadian Dollar Equivalent of the principal amount of the Base Rate Loan.

Section 3.8                                                      Time and Place of Payments

Unless otherwise expressly provided herein, the Borrowers shall make all payments pursuant to this Agreement or pursuant to any document, instrument or agreement delivered pursuant hereto by deposit to the applicable Designated Account before 12:00 noon (Toronto time) on the day specified for payment and the Administrative Agent shall be entitled to withdraw the amount of any payment due to the Administrative Agent or the Lenders hereunder from such accounts on the day specified for payment.  All payments and repayments of outstanding credit hereunder shall be made in the currency of such outstanding credit.

Section 3.9                                                      Remittance of Payments

Forthwith after the withdrawal from the applicable Designated Account by the Administrative Agent of any payment of principal, interest, fees or other amounts for the benefit of the relevant Lenders pursuant to Section 3.8, the Administrative Agent shall, subject to Section 3.3 and Section 8.3 remit to each relevant Lender, in immediately available funds, such Lender’s Pro Rata Share of such payment (except to the extent such payment results from a Loan with respect to which a Lender had failed, pursuant to Section 3.2, to make available to the Administrative Agent its Pro Rata Share and, where any other Lender has made funds available in the place and stead of a Defaulting Lender; provided that if the Administrative Agent, on the assumption that it will receive, on any particular date, a payment of principal (including, without limitation, a prepayment), interest, fees or other amount under the Credit Facility, remits to each relevant Lender its Pro Rata Share of such payment and the relevant Borrower fails to make such payment, each relevant Lender agrees to repay to the Administrative Agent, forthwith on demand, to the extent that such amount is not recovered from the relevant Borrower on demand and after reasonable efforts by the Administrative Agent to collect such amount (without in any way obligating the Administrative Agent to take any legal action with respect to such collection), such Lender’s Pro Rata Share of the payment made to it pursuant hereto together with interest thereon at the then prevailing interbank rate for each day from the date such amount is remitted to the relevant Lenders until the date such amount is paid or repaid to the Administrative Agent, the exact amount of the repayment required to be made by the relevant Lenders pursuant hereto to be as set forth in a certificate delivered by the Administrative Agent to each relevant Lender, which certificate shall constitute prima facie evidence of such amount of repayment absent manifest error.

Section 3.10                                               Evidence of Indebtedness

The Administrative Agent shall maintain accounts wherein the Administrative Agent shall record the amount of credit outstanding, each payment of principal and interest on account of each Loan and each Letter issued and drawn upon and all other amounts becoming due to and being paid to the Lenders or the Administrative Agent hereunder, including Bankers’ Acceptance Loan fees, Letter fees and standby fees.  The Administrative Agent’s accounts constitute, in the absence of manifest error, prima facie evidence of the indebtedness of the Borrowers pursuant to this Agreement.

Section 3.11                                               General Provisions Relating to All Letters

(1)                                 Letters (i) shall be denominated in Canadian dollars (in the case of the Canadian Borrower) or United States dollars (in the case of either Borrower), (ii) shall have a term of not more than one year, provided that no Letter shall have an expiry date that occurs after the Maturity Date, (iii) shall be renewable in the sole discretion of the Issuing Lender, (iv) shall be issued to a named beneficiary acceptable to the Issuing Lender and (v) shall be otherwise in a form satisfactory to the Issuing Lender, acting reasonably.

(2)                                 Each Borrower hereby acknowledges and confirms to the Issuing Lender that the Issuing Lender shall not be obliged to make any inquiry or investigation as to the right of any beneficiary to make any claim or Draft or request any payment under a Letter and payment by the Issuing Lender pursuant to a Letter shall not be withheld by the Issuing Lender by reason of any matters in dispute between the beneficiary thereof and such Borrower.  The sole obligation of the Issuing Lender with respect to Letters is to cause to be paid a Draft drawn or purporting to be drawn in accordance with the terms of the applicable Letter and for such purpose the Issuing Lender is only obliged to determine that the Draft purports to comply with the terms and conditions of the relevant Letter.

(3)                                 The Issuing Lender shall not have any responsibility or liability for or any duty to inquire into the form, sufficiency (other than to the extent provided in the preceding paragraph), authorization, execution, signature, endorsement, correctness (other than to the extent provided in the preceding paragraph), genuineness or legal effect of any Draft, certificate or other document presented to it pursuant to a Letter and each Borrower unconditionally assumes all risks with respect to the same.  Each Borrower agrees that it assumes all risks of the acts or omissions of the beneficiary of any Letter with respect to the use by such beneficiary of the relevant Letter.

(4)                                 The obligations of each Borrower hereunder with respect to Letters shall be absolute, unconditional and irrevocable and shall not be reduced by any event or occurrence including, without limitation:

(a)                                 any lack of validity or enforceability of this Agreement or any such Letter;

(b)                                 any amendment or waiver of or any consent to departure from this Agreement;

(c)                                  the existence of any claim, set-off, defense or other rights which such Borrower may have at any time against any beneficiary or any transferee of any such Letter (or any person or entities for whom any such beneficiary or any such transferee may be acting), any Lender, the Issuing Lender or any other person or entity;

(d)                                 any Draft, statement or other document presented under any such Letter proving to be forged, fraudulent, invalid or insufficient in any respect or any statement therein being untrue or inaccurate in any respect whatsoever;

(e)                                  payment by the Issuing Lender under such Letter against presentation of a sight draft or certificate which does not comply with the terms of such Letter;

(f)                                   any non-application or misapplication by the beneficiary of such Letter of the proceeds of any drawing under such Letter; or

(g)                                  any reduction or withdrawal of the Issuing Lender’s credit rating by any rating agency.

The obligations of each Borrower hereunder with respect to Letters shall remain in full force and effect and shall apply to any amendment to or extension of the expiration date of any such Letter.

(5)                                 Any action, inaction or omission taken or suffered by the Issuing Lender or any of the Issuing Lender’s correspondents under or in connection with a Letter or any Draft made thereunder, if in good faith and in conformity with foreign or domestic laws, regulations or customs applicable thereto, shall be binding upon the relevant Borrower and shall not place the Issuing Lender or any of its correspondents under any resulting liability to such Borrower.  Without limiting the generality of the foregoing, the Issuing Lender and its correspondents may receive, accept or pay as complying with the terms of a Letter, any Draft thereunder, otherwise in order which may be signed by, or issued to, the administrator or any executor of, or the trustee in bankruptcy of, or the receiver for any property of, or other person or entity acting as the representative or in the place of, such beneficiary or its successors and assigns.  Each Borrower covenants that it will not take any steps, issue any instructions to the Issuing Lender or any of its correspondents or institute any proceedings intended to derogate from the right or ability of the Issuing Lender or its correspondents to honour and pay any Draft or Drafts.

(6)                                 Each Borrower agrees that the Lenders, the Issuing Lender and the Administrative Agent shall have no liability to it for any reason in respect of or in connection with any Letter, the issuance thereof, any payment thereunder, or any other action taken by the Lenders, the Issuing Lender or the Administrative Agent or any other person in connection therewith, other than on account of the Issuing Lender’s gross negligence or wilful misconduct.

(7)                                 The Uniform Customs and Practice for Documentary Credits as most recently published by the International Chamber of Commerce (the “UCP”) shall in all respects apply to each Letter and shall be deemed for such purpose to be a part hereof as if fully incorporated herein.  In the event of any conflict between the UCP and the laws of any jurisdiction specified in the relevant Letter, the UCP shall prevail to the extent necessary to remove the conflict.

Section 3.12                                               Notice Periods

Each Drawdown Notice, Rollover Notice, Conversion Notice and Prepayment Notice shall be given to the Administrative Agent:

(a)                                 prior to 10:00 a.m. (Toronto time) on the third Banking Day prior to the date of any voluntary prepayment or the date of a drawdown of, rollover of, conversion into or conversion of a Bankers’ Acceptance Loan, LIBOR Loan or the issuance of a Letter; and

(b)                                 prior to 10:00 a.m. (Toronto time) on the second Banking Day prior to the date of any other drawdown, rollover or conversion.

Section 3.13                                               Administrative Agent’s Discretion to Allocate

Notwithstanding the provisions of Section 3.2, Section 3.4(1) and Section 9.5(2) with respect to the funding of Loans and reimbursing with respect to Letters in accordance with each relevant Lender’s Pro Rata Share, the Administrative Agent shall be entitled to reallocate the funding or reimbursement obligations among the relevant Lenders in order to ensure, to the greatest extent practicable, that after such funding the aggregate amount of credit extended hereunder by each Lender coincides with such Lender’s Pro Rata Share of the aggregate amount of credit extended hereunder by all of the Lenders, provided that no such allocation shall result in the aggregate amount of credit extended hereunder by any Lender exceeding such Lender’s Individual Commitment.

ARTICLE 4
DRAWDOWNS

Section 4.1                                                      Drawdown Notice

(1)                                 Subject to Section 3.1 and Section 3.7, provided that all of the applicable conditions precedent set forth in Article 12 have been fulfilled by the Borrowers or waived by the relevant Lenders as provided in Section 14.14, any Borrower may, from time to time, obtain credit hereunder by giving to the Administrative Agent an irrevocable notice in substantially the form of Exhibit “B” hereto (“Drawdown Notice”) in accordance with Section 3.12 and specifying:

(a)                                 the applicable Borrower;

(b)                                 the date the credit is to be obtained;

(c)                                  whether the credit is to be obtained by way of Prime Rate Loan, Base Rate Loan, LIBOR Loan, Bankers’ Acceptance or Letter;

(d)                                 in the case of any credit to be obtained by way of a Loan, the principal amount of the Loan;

(e)                                  if the credit is to be obtained by way of LIBOR Loan, the applicable Interest Period;

(f)                                   if the credit is to be obtained by way of Bankers’ Acceptances, the aggregate face amount of the Bankers’ Acceptances to be issued and the term of the Bankers’ Acceptances;

(g)                                  if the credit is to be obtained by way of Letter, the named beneficiary of the Letter, the maturity date and amount of the Letter, the currency in which the Letter is to be denominated and all other terms of the Letter (including, without limitation, (i) the proposed form of the Letter and (ii) if the Letter is to be issued on behalf of a Subsidiary of the applicable Borrower as well as on behalf of the applicable Borrower, the name of such Subsidiary); and

(h)                                 the details of any irrevocable authorization and direction pursuant to Section 3.2.

(2)                                 If credit is to be obtained by way of Letter and if such Letter is to be issued on behalf of a Subsidiary of the applicable Borrower as well as on behalf of the applicable Borrower, such Borrower shall ensure that accompanying such Drawdown Notice is an instrument, substantially in the form of Exhibit “C” hereto, and pursuant to which such Subsidiary shall agree, without qualification, to reimburse the Issuing Lender on demand for the full amount of each and any Draft presented to and paid by the Issuing Lender in accordance with such Letter.

ARTICLE 5
ROLLOVERS

Section 5.1                                                      Bankers’ Acceptances

Provided that the Canadian Borrower has, by giving notice to the Administrative Agent in accordance with Section 5.3, requested the Lenders to accept its BA Drafts to replace all or a portion of outstanding BA Instruments as they mature, each Lender shall, on the maturity of such BA Instruments and concurrent with the payment by the Canadian Borrower to such Lender of the face amount of such BA Instruments or the portion thereof to be replaced, accept or purchase the Canadian Borrower’s BA Drafts having an aggregate face amount equal to its Pro Rata Share of the aggregate face amount of the matured BA Instruments or the portion thereof to be replaced in accordance with Section 3.4.

Section 5.2                                                      LIBOR Loans

Subject to Section 3.7 and provided that the relevant Borrower has, by giving notice to the Administrative Agent in accordance with Section 5.3, requested the Lenders to continue to extend credit by way of a LIBOR Loan to replace all or a portion of an outstanding LIBOR Loan as it matures, each Lender shall, on the maturity of such LIBOR Loan, continue to extend credit to such Borrower by way of a LIBOR Loan (without a further advance of funds to such Borrower) in the principal amount equal to such Lender’s Pro Rata Share of the principal amount of the matured LIBOR Loan or the portion thereof to be replaced.

Section 5.3                                                      Rollover Notice

The notice to be given to the Administrative Agent pursuant to Section 5.1 or Section 5.2 (“Rollover Notice”) shall be irrevocable, shall be given in accordance with Section 3.12, shall be in substantially the form of Exhibit “D” hereto and shall specify:

(a)                                 the applicable Borrower;

(b)                                 the maturity date of the maturing BA Instruments or the maturing LIBOR Loan, as the case may be;

(c)                                  the face amount of the maturing BA Instruments or the principal amount of the maturing LIBOR Loan, as the case may be, and the portion thereof to be replaced;

(d)                                 in the case of a maturing LIBOR Loan, the Interest Period or Interest Periods of the replacement LIBOR Loans;

(e)                                  in the case of maturing BA Instruments, the aggregate face amount of the new Bankers’ Acceptances to be issued and the term of the new Bankers’ Acceptances.

ARTICLE 6
CONVERSIONS

Section 6.1                                                      Converting Loan to Other Type of Loan

Subject to Section 3.1, Section 3.6 and Section 3.7 and provided that the relevant Borrower has, by giving notice to the Administrative Agent in accordance with Section 6.4, requested the relevant Lenders to convert all or a portion of an outstanding Loan (other than a Bankers’ Acceptance Loan) into another type of Loan (other than a Bankers’ Acceptance Loan), each Lender shall, on the date of conversion (which, in the case of the conversion of all or a portion of an outstanding LIBOR Loan shall be the date on which such Loan matures), continue to extend credit to such Borrower by way of the type of Loan into which the outstanding Loan or a portion thereof is converted (with a repayment and a subsequent advance of funds to such Borrower) in the aggregate principal amount equal to such Lender’s Pro Rata Share of the principal amount or the Exchange Equivalent, of the principal amount, as the case may be, of the outstanding Loan or the portion thereof which is being converted.

Section 6.2                                                      Converting Loan to Bankers’ Acceptance

Provided that the Canadian Borrower has, by giving notice to the Administrative Agent in accordance with Section 6.4, requested the Lenders to accept its BA Drafts to replace all or a portion of an outstanding Loan and, if a LIBOR Loan or a Bankers’ Acceptance Loan is to be replaced the date of conversion is the date on which such Loan matures, each Lender shall, on the date of conversion and concurrent with the payment by the Canadian Borrower to each Lender of the principal amount of such outstanding Loan or the portion thereof which is being converted, accept or purchase the Canadian Borrower’s BA Drafts having an aggregate face amount equal to its Pro Rata Share of the aggregate principal amount of such Loan or the portion thereof which is being converted or the Canadian Dollar Equivalent or Dollar Loan Equivalent thereof, as the case may be, such acceptance or purchase to be in accordance with Section 3.4.

Section 6.3                                                      Converting Bankers’ Acceptance to Loan

Each Lender shall, on the maturity date of a BA Instrument which such Lender has accepted, pay to the holder thereof the face amount of such BA Instrument.  Subject to Section 3.1, Section 3.6 and Section 3.7 and provided that the Canadian Borrower has, by giving notice to the Administrative Agent in accordance with Section 6.4, requested the Lenders to convert all or a portion of outstanding maturing BA Instruments into another type of Loan, each Lender shall, upon the maturity date of such BA Instruments and the payment by the Lender to the holders of such BA Instruments of the aggregate face amount thereof and concurrent with the payment by the Canadian Borrower to such Lender of the aggregate face amount of such BA Instruments, extend credit to the Canadian Borrower by way of the Loan into which the matured BA Instruments or a portion thereof are converted in the aggregate principal amount equal to its Pro Rata Share of the aggregate face amount or the US Dollar Equivalent of the aggregate face amount, as the case may be, of the matured BA Instruments or the portion thereof which are being converted.

Section 6.4                                                      Conversion Notice

The notice to be given to the Administrative Agent pursuant to Section 6.1, Section 6.2 or Section 6.3 (“Conversion Notice”) shall be irrevocable, shall be given in accordance with Section 3.12, shall be in substantially the form of Exhibit “E” hereto and shall specify:

(a)                                 the applicable Borrower;

(b)                                 the type of Loan to be converted;

(c)                                  the date on which the conversion is to take place;

(d)                                 the face amount of the BA Instruments or the portion thereof which is to be converted or the principal amount of the Loan or the portion thereof which is to be converted;

(e)                                  the type and amount of the Loan into which the outstanding Loan is to be converted;

(f)                                   if an outstanding Loan is to be converted into a LIBOR Loan, the applicable Interest Period;

(g)                                  if an outstanding Loan is to be converted into Bankers’ Acceptances, the aggregate face amount of the new Bankers’ Acceptances to be issued and the term of the new Bankers’ Acceptances.

Section 6.5                                                      Absence of Notice

Subject to Section 3.7, in the absence of a Rollover Notice or Conversion Notice within the appropriate time periods referred to herein, a maturing LIBOR Loan shall automatically be converted to a Base Rate Loan and a maturing Bankers’ Acceptance Loan shall be automatically converted to a Prime Rate Loan as though a notice to such effect had been given in accordance with Section 6.4.

Section 6.6                                                      Conversion by Lenders

Upon written notice to such effect to the relevant Borrower at such time as a Default has occurred and is continuing, the Administrative Agent may, on the maturity date of a Bankers’ Acceptance Loan or a LIBOR Loan convert such Bankers’ Acceptance Loan into a Prime Rate Loan, or convert such LIBOR Loan into a Base Rate Loan, as though a notice to such effect had been given in accordance with Section 6.4.

ARTICLE 7
INTEREST AND FEES

Section 7.1                                                      Interest Rates

The Borrowers shall pay to the Lenders, in accordance with Section 3.8, interest on the outstanding principal amount from time to time of each Loan (other than a Bankers’ Acceptance Loan) and on overdue interest thereon, at the rate per annum equal to:

(a)                                 in the case of each Prime Rate Loan, the Prime Rate plus the Applicable Margin;

(b)                                 in the case of each Base Rate Loan, the Alternate Base Rate plus the Applicable Margin; and

(c)                                  in the case of each LIBOR Loan, the LIBOR Rate plus the Applicable Margin.

Section 7.2                                                      Calculation and Payment of Interest

(1)                                 Interest on the outstanding principal amount from time to time of each Prime Rate Loan and Base Rate Loan and on overdue interest thereon shall accrue from day to day from and including the date on which credit is obtained by way of such Loan or on which such overdue interest is due, as the case may be, to but excluding the date on which such Loan or overdue interest, as the case may be, is repaid in full (both before and after maturity and as well after as before judgment) and shall be calculated on the basis of the actual number of days elapsed divided by 365 or 366, as the case may be.

(2)                                 Interest on the outstanding principal amount from time to time of each LIBOR Loan and on overdue interest thereon shall accrue from day to day from and including the date on which credit is obtained by way of such Loan or on which such overdue interest is due, as the case may be, to but excluding the date on which such Loan or overdue interest is repaid in full (both before and after maturity and as well after as before judgment) and shall be calculated on the basis of the actual number of days elapsed divided by 360.

(3)                                 Accrued interest shall be paid,

(a)                                 in the case of interest on Prime Rate Loans and Base Rate Loans, monthly in arrears on the first Banking Day following the end of each calendar month; and

(b)                                 in the case of interest on LIBOR Loans on the last day of the applicable Interest Period; provided that, in the case of Interest Periods of a duration longer than three months, accrued interest shall be paid no less frequently than every three months from the first day of such Interest Period or during the term of such Interest Period and on the date on which such LIBOR Loans are otherwise required to be repaid.

Section 7.3                                                      General Interest Rules

(1)                                 For the purposes hereof, whenever interest or fee is calculated on the basis of a year of 360 or 365 days, each rate of interest or fee determined pursuant to such calculation expressed as an annual rate for the purposes of the Interest Act (Canada) is equivalent to such rate as so determined multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by 360 or 365 days, respectively.  The principle of deemed reinvestment of interest does not apply to the interest calculation under this Agreement.   Rates of interest and fees stipulated in this Agreement are intended to be nominal rates and not effective rates or yields.

(2)                                 Interest on each Loan and on overdue interest thereon shall be payable in the currency in which such Loan is denominated during the relevant period.

(3)                                 If a Borrower fails to pay any fee or other amount of any nature payable by it to the Administrative Agent or the Lenders hereunder (other than principal or interest) or under any document, instrument or agreement delivered pursuant hereto on the due date therefor, such Borrower shall pay to the Administrative Agent or the relevant Lenders, as the case may be, interest on such overdue amount in the same currency as such overdue amount is payable from and including such due date to but excluding the date of actual payment (as well after as before judgment) at the rate per annum, calculated and compounded monthly, which is equal to:

(a)                                 the Alternate Base Rate plus the highest rate of the Applicable Margin plus 2% in the case of overdue amounts denominated in US dollars; and

(b)                                 the Prime Rate plus the highest rate of the Applicable Margin plus 2% in the case of all other overdue amounts.

Such interest on overdue amounts shall become due and be paid on demand made by the Administrative Agent.

Section 7.4                                                      Selection of Interest Periods

With respect to each LIBOR Loan, the applicable Borrower shall specify in the Drawdown Notice, Rollover Notice or Conversion Notice, the duration of the Interest Period provided that:

(1)                                 Interest Periods shall have a duration of one, two, three or six months (subject to availability and subject to Section 3.1(4));

(2)                                 the first Interest Period for a LIBOR Loan shall commence on and include the day on which credit is obtained by way of such Loan and each subsequent Interest Period applicable thereto shall commence on and include the date of the expiry of the immediately preceding Interest Period applicable thereto; and

(3)                                 if any Interest Period would end on a day which is not a Banking Day, such Interest Period shall be extended to the next succeeding Banking Day.

Section 7.5                                                      Bankers’ Acceptance Fees

(1)                                 Upon the acceptance or purchase of any BA Instrument of the Canadian Borrower under the Credit Facility pursuant hereto, such Borrower shall pay to the Lenders, in the manner provided herein, in advance, a fee calculated at the rate per annum, on the basis of a year of 365 days, equal to the Applicable Margin on the face amount of such BA Instrument for its term, being the actual number of days in the period commencing on the date of acceptance or purchase of such Borrower’s BA Instrument and ending on but excluding the maturity date of the BA Instrument.

(2)                                 With respect to each drawdown by way of Bankers’ Acceptance Loans, such fees shall be paid by the Lenders deducting the amount thereof from the BA Discounted Proceeds before advancing the BA Proceeds to the Administrative Agent as provided in Section 3.4(5).  With respect to each rollover or conversion into Bankers’ Acceptance Loans, such fees shall be paid by the Canadian Borrower to the Administrative Agent as provided in Section 3.4(5).  Each such payment is non-refundable and fully earned when due.

Section 7.6                                                      Standby Fee

Upon the first Banking Day following the completion of each Fiscal Quarter and on the termination of the Credit Facility, each of the Borrowers shall pay, in accordance with Section 3.8, to the Lenders, in arrears, a standby fee calculated at the rate per annum, on the basis of a year of 365 days, equal to the Applicable Margin on the Available Credit of such Borrower, such fee to accrue daily from the date of the execution and delivery of this Agreement to but excluding the date of payment.  For the purposes of calculating stand-by fees pursuant to this Section, the U.S. Dollar Equivalent Amount of Canadian Dollars Outstanding Advances shall be calculated on the basis of the daily Bank of Canada noon spot rate on each Business Day of each quarter for such quarter as the case may be.

Section 7.7                                                      Letter Fees

(1)                                 The relevant Borrower shall pay to the Lenders, in accordance with Section 3.8, an issuance fee quarterly in arrears on the first Banking Day of each Fiscal Quarter, calculated at a rate per annum equal to the Applicable Margin on the basis of a year of 365 days and on the amount of each such Letter for a period of time equal to the number of days in the preceding Fiscal Quarter on which such Letter was outstanding.  In addition, with respect to all Letters, the relevant Borrower shall from time to time pay to the Issuing Lender its usual and customary fees (at the then prevailing rates) for the amendment, delivery and administration of letters of credit such as the Letters.  Each such payment is non-refundable and fully earned when due.

(2)                                 With respect to each Letter issued hereunder, the relevant Borrower shall pay to the Issuing Lender, in accordance with Section 3.8, a fronting fee quarterly in arrears on the first Banking Day of each Fiscal Quarter, calculated at a rate of 0.25% per annum on that portion of the amount of each such Letter for which Lenders other than the Issuing Lender have agreed to reimburse the Issuing Lender for any amounts drawn hereunder and for a period of time equal to the number of days in the preceding Fiscal Quarter on which such Letter was outstanding.  Each such payment is non-refundable and fully earned when due.

Section 7.8                                                      Applicable Margin Adjustment

(1)                                 The Applicable Margin as of the Closing Date will be set at the lowest level. The changes in the interest rates and fees contemplated in the definitions of Applicable Margin shall be effective on the first day of the Fiscal Quarter in which the compliance certificate contemplated under Section 11.1(a)(iii) is required to be delivered beginning with the compliance certificate to be delivered with respect to the Fiscal Year ended December 31, 2012.  With respect to any payment of interest or fee which is required to be made between the first day of any Fiscal Quarter and the date on which such compliance certificate is delivered (the “Stub Period”), the Applicable Margin used to calculate the amount of such payment shall be the Applicable Margin for the previous Fiscal Quarter.  Upon receipt of such compliance certificate, the Administrative Agent shall immediately determine the amount of any overpayment or underpayment of interest during the Stub Period and notify the relevant Borrower and the Lenders of the amount.  The determination by the Administrative Agent shall constitute, in the absence of manifest error, prima facie evidence of the amount of the overpayment or underpayment, as the case may be.  In the event of an underpayment, the Borrowers shall, upon receipt of the notice, pay to the Lenders, in accordance with Section 3.8, the amount of the underpayment.  In the event of an overpayment, the amount of the overpayment shall be credited and applied to succeeding payments of interest as they become due until the amount has been fully applied.

(2)                                 Upon the occurrence and during the continuance of an Event of Default, each of the Applicable Margins shall revert to the highest rates provided for in this Agreement.

ARTICLE 8
RESERVE, CAPITAL, INDEMNITY AND TAX PROVISIONS

Section 8.1                                                      Conditions of Credit

The obtaining or maintaining of credit hereunder shall be subject to the terms and conditions contained in this Article 8.

Section 8.2                                                      Change of Circumstances

If, with respect to any type of credit, the introduction or adoption of any law, rule, regulation, guideline, request or directive (whether or not having the force of law) of any governmental authority, central bank or comparable agency, or any change therein or in the application thereof to any Borrower or to any Lender or in the interpretation or administration thereof or any compliance by any Lender therewith (each a “Restraint”) provided that, notwithstanding anything herein to the contrary, (i) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith and (ii) all requests, rules guidelines or directives concerning capital adequacy promulgated by the Bank for International Settlements, the Basel Committee on Banking Regulations and Supervisory Practices (or any successor similar authority) or the Canadian or United States financial regulatory authorities, in each case pursuant to Basel III, shall in each case be deemed to be a “Restraint”, regardless of the date enacted, adopted, promulgated or issued,:

(a)                                 prohibits or restricts extending or maintaining such type of credit or the charging of interest or fees in connection therewith, such Borrower agrees that such Lender shall have the right to comply with such Restraint, shall have the right to refuse to permit such Borrower to obtain such type of credit and shall have the right to require, at  the option of such Borrower, the conversion of such outstanding credit to another type of credit to permit compliance with the Restraint or repayment in full of such credit together with accrued interest thereon on the last day on which it is lawful for such Lender to continue to maintain and fund such credit or to charge interest or fees in connection therewith, as the case may be; or

(b)                                 shall impose or require any reserve, special deposit requirements or tax (excluding taxes measured with reference to the net income of such Lender or capital taxes or receipts and franchise taxes), shall establish an appropriate amount of capital to be maintained by such Lender or shall impose any other requirement or condition which results in an increased cost to such Lender of extending or maintaining a credit or obligation hereunder or reduces the amount received or receivable by such Lender with respect to any credit under this Agreement or reduces such Lender’s effective return hereunder or on its capital or causes such Lender to make any payment or to forego any return based on any amount received or receivable hereunder, then, on notification to such Borrower by such Lender, such Borrower shall pay immediately to such Lender such amounts as shall fully compensate such Lender for all such increased costs, reductions, payments or foregone returns which accrue up to and including the date of receipt by such Borrower of such notice and thereafter, upon demand from time to time, such Borrower shall pay such additional amount as shall fully compensate such Lender for any such increased or imposed costs, reductions, payments or foregone returns.  Such Lender shall notify the relevant Borrower of any actual increased or imposed costs, reductions, payments or foregone returns forthwith on becoming aware of same and shall concurrently provide to such Borrower a certificate of an officer of such Lender setting forth the amount of compensation to be paid to such Lender and the basis for the calculation of such amount.

Section 8.3                                                      Failure to Fund as a Result of Change of Circumstances

If any Lender but not all of the Lenders who have Individual Commitments seeks additional compensation pursuant to Section 8.2(b) (the “Affected Lender”), then the relevant Borrowers may indicate to the Administrative Agent in writing that they desire to replace the Affected Lender with one or more of the other relevant Lenders, and the Administrative Agent shall then forthwith give notice to the other relevant Lenders that any such Lender or Lenders may, in the aggregate, advance all (but not part) of the Affected Lender’s Pro Rata Share of the affected credit and, in the aggregate, assume all (but not part) of the Affected Lender’s Individual Commitments and obligations under the Credit Facility and acquire all (but not part) of the rights of the Affected Lender and assume all (but not part) of the obligations of the Affected Lender under each of the other Credit Documents  to the extent they relate to the Credit Facility (but in no event shall any other relevant Lender or the Administrative Agent be obliged to do so).  If one or more relevant Lenders shall so agree in writing (herein collectively called the “Assenting Lenders” and individually called an “Assenting Lender”) with respect to such advance, acquisition and assumption, the Pro Rata Share of such credit of each Assenting Lender and the Individual Commitments and the obligations of such Assenting Lender under the Credit Facility and the rights and obligations of such Assenting Lender under each of the other Credit Documents to the extent they relate to the Credit Facility shall be increased by its respective pro rata share (based on the relative Individual Commitments of the Assenting Lenders) of the Affected Lender’s Pro Rata Share of such credit and Individual Commitments and obligations under the Credit Facility and rights and obligations under each of the other Credit Documents to the extent they relate to the Credit Facility on a date mutually acceptable to the Assenting Lenders and the relevant Borrower.  On such date, the Assenting Lenders shall extend to the relevant Borrower the Affected Lender’s Pro Rata Share of such credit and shall prepay to the Affected Lender the advances (and the face amount of any Bankers’ Acceptance Loans) of the Affected Lender then outstanding, together with all interest accrued thereon and all other amounts owing to the Affected Lender hereunder, and, upon such advance and prepayment by the Assenting Lenders, the Affected Lender shall cease to be a “Lender” for purposes of this Agreement and shall no longer have any obligations hereunder, subject always to its continuing obligations pursuant to Section 9.5.  Upon the assumption of the Affected Lender’s Individual Commitments as aforesaid by an Assenting Lender, Exhibit “A” hereto shall be deemed to be amended to increase the Individual Commitment of such Assenting Lender by the respective amounts of such assumption.

Section 8.4                                                      Indemnity Relating to Credits

Upon notice from the Administrative Agent to the relevant Borrower (which notice shall be accompanied by a detailed calculation of the amount to be paid by such Borrower), such Borrower shall pay to the Administrative Agent or the relevant Lenders such amount or amounts as will compensate the Administrative Agent or the relevant Lenders (including, for certainty, the Issuing Lender) for any loss, cost or expense incurred by them:

(a)                                 in the liquidation or redeposit of any funds acquired by the relevant Lenders to fund or maintain any portion of a LIBOR Loan or a Bankers’ Acceptance Loan as a result of:

(i)                                     the failure of such Borrower to borrow or make repayments on the dates specified under this Agreement or in any notice from such Borrower to the Administrative Agent (provided that if any notice specifies the repayment of a LIBOR Loan or a Bankers’ Acceptance Loan at any time other than its maturity date, then such Borrower shall be responsible for any loss, costs or expenses referred to above); or

(ii)                                  the repayment or prepayment of any amounts on a day other than the payment dates prescribed herein or in any notice from such Borrower to the Administrative Agent (provided that if any notice specifies the repayment of a LIBOR Loan, or a Bankers’ Acceptance Loan at any time other than its maturity date, then such Borrower shall be responsible for any loss, costs or expenses referred to above); or

(b)                                 with respect to any BA Instrument or Letter, arising from claims or legal proceedings, and including reasonable legal fees and disbursements, respecting the collection of amounts owed by such Borrower hereunder in respect of such BA Instrument or Letter or the enforcement of the Administrative Agent or the Lenders’ rights hereunder in respect of such BA Instrument or Letter including, without limitation, legal proceedings attempting to restrain the Administrative Agent or the Lenders from paying any amount under such BA Instrument or Letter.

Section 8.5                                                      Indemnity for Transactional and Environmental Liability

(1)                                 Each of the Borrowers hereby agrees to indemnify and hold the Administrative Agent, each Lender, the Issuing Lender and each of their respective shareholders, officers, directors, employees, and agents (collectively, the “Indemnified Parties”) free and harmless from and against any and all claims, demands, actions, causes of action, suits, losses, costs, charges, liabilities and damages, and expenses in connection therewith (irrespective of whether such Indemnified Party is a party to the action for which indemnification hereunder is sought), and including reasonable legal fees and out of pocket disbursements and amounts paid in settlement which are approved by the Borrowers (collectively in this Section 8.5(1), the “Indemnified Liabilities”), incurred or suffered by, or asserted against, the Indemnified Parties or any of them as a result of, or arising out of, or relating to (i) the extension of credit contemplated herein, (ii) any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of any credit extended hereunder, (iii) any actual or threatened investigation, litigation or other proceeding relating to any credit extended or proposed to be extended as contemplated herein or (iv) the execution, delivery, performance or enforcement of the Credit Documents and any instrument, document or agreement executed pursuant hereto, except for any such Indemnified Liabilities that a court of competent jurisdiction has finally determined arose on account of the relevant Indemnified Party’s gross negligence or wilful misconduct.

(2)                                 Without limiting the generality of the indemnity set out in the preceding clause (1), each of the Borrowers hereby further agrees to indemnify and hold the Indemnified Parties free and harmless from and against any and all claims, demands, actions, causes of action, suits, losses, costs, charges, liabilities and damages, and expenses in connection therewith, including, without limitation, reasonable legal fees and out of pocket disbursements and amounts paid in settlement which are approved by the Borrowers, of any and every kind whatsoever paid (collectively in this Section 8.5(2), the “Indemnified Liabilities”), incurred or suffered by, or asserted against, the Indemnified Parties or any of them for, with respect to, or as a direct or indirect result of, (i) the presence on or under, or the Release of any Hazardous Material or any escape, seepage, leakage, spillage, discharge, emission or release from, any Contaminant, Pollutant or Waste at, on, under or from, any real property legally or beneficially owned (or any estate or interest which is owned), leased, used or operated by any Company, (ii) any other violation of an Environmental Law by any Company, and regardless of whether caused by, or within the control of, such Company, except for any such Indemnified Liabilities that a court of competent jurisdiction determined arose on account of the relevant Indemnified Party’s gross negligence or wilful misconduct, and (iii) the off-site disposal of any Hazardous Materials by or on behalf of the Companies.

(3)                                 All obligations provided for in this Section 8.5 shall survive indefinitely the permanent repayment of the outstanding credit hereunder and the termination of the Agreement.  The obligations provided for in this Section 8.5 shall not be reduced or impaired by any investigation made by or on behalf of the Administrative Agent or any of the Lenders.

(4)                                 Each of the Borrowers hereby agrees that, for the purposes of effectively allocating the risk of loss placed on the Borrowers by this Section 8.5, the Administrative Agent and each Lender shall be deemed to be acting as the agent or trustee on behalf of and for the benefit of their respective shareholders, officers, directors, employees and agents.

(5)                                 If, for any reason, the obligations of the Borrowers pursuant to this Section 8.5 shall be unenforceable, each of the Borrowers agrees to make the maximum contribution to the payment and satisfaction of each obligation that is permissible under applicable law.

Section 8.6                                                     Payments Free and Clear of Taxes

(1)                                 All payments to the Lenders by the Borrowers under any of the Credit Documents shall be made free and clear of and without deduction or withholding for any and all Indemnified Taxes or Other Taxes imposed by Canada or the United States of America or any other relevant jurisdiction (or any political subdivision or taxing authority of it), unless such Indemnified Taxes or Other Taxes are required by applicable law to be deducted or withheld.  If the Borrowers shall be required by applicable law to deduct or withhold any Indemnified Taxes or Other Taxes from or in respect of any amount payable under any of the Credit Documents (i) the amount payable shall be increased (and for greater certainty, in the case of interest, the amount of interest shall be increased) as may be necessary so that after making all required deductions or withholdings (including deductions or withholdings applicable to any additional amounts paid under this Section 8.6), the Lenders receive an amount equal to the amount they would have received if no such deduction or withholding had been made, (ii) the Borrowers shall make such deductions or withholdings, and (iii) the Borrowers shall immediately pay the full amount deducted or withheld to the relevant Governmental Entity in accordance with applicable law.

(2)                                 Each of the Borrowers agrees to immediately pay any Other Taxes which arise from any payment made by the Borrowers under any of the Credit Documents or from the execution, delivery or registration of, or otherwise with respect to, any of the Credit Documents.

(3)                                 Each of the Borrowers shall indemnify the Lenders and the Administrative Agent for the full amount of Indemnified Taxes or Other Taxes (including any Indemnified Taxes or Other Taxes imposed by any jurisdiction on amounts payable by the Borrower under this Section 8.6) paid by the Lenders or the Administrative Agent on or with respect to any payment by or on account of any obligation of the Borrowers hereunder and any liability (including penalties, interest and expenses) arising from or with respect to such Indemnified Taxes or Other Taxes, whether or not they were correctly or legally asserted.  The Borrowers will not be required to indemnify the Lenders for any Indemnified Taxes or Other Taxes imposed by Canada or the United States of America or any other relevant jurisdiction by reason of the Lender being connected with Canada, the United States or any relevant jurisdiction, as the case may be, otherwise than merely by lending money to the Borrowers pursuant to this Agreement.  Payment under this indemnification shall be made within 30 days from the date the Administrative Agent or the relevant Lender, as the case may be, make written demand for it.  A certificate as to the amount of such Indemnified Taxes or Other Taxes submitted to the Borrowers by the Administrative Agent or the relevant Lender shall be prima facie evidence, absent manifest error, of the amount due from the Borrower to the Administrative Agent or the Lenders, as the case may be.

(4)                                 The Borrowers shall furnish to the Administrative Agent and the Lenders the original or a certified copy of a receipt evidencing payment of  Indemnified Taxes or Other Taxes made by the Borrowers within 30 days after the date of any payment of Indemnified Taxes or Other Taxes.

(5)                                 If the Administrative Agent or a Lender determines, in its sole discretion, that it has received a refund of any Indemnified Taxes or Other Taxes as to which it has been indemnified by a Borrower or with respect to which a Borrower has paid additional amounts pursuant to this Section, it shall pay to the relevant Borrower an amount equal to such refund (but only to the extent of indemnity payments made, or additional amounts paid, by such Borrower under this Section with respect to the Indemnified Taxes or Other Taxes giving rise to such refund), net of all reasonable out-of-pocket expenses of the Administrative Agent or such Lender and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund), provided that (i) the relevant Borrower, upon the request of the Administrative Agent or such Lender, agrees to repay the amount paid over to such Borrower as soon as reasonably practicable (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to the Administrative Agent or such Lender in the event the Administrative Agent or such Lender is required to repay such refund to such Governmental Authority and (ii) nothing herein contained shall interfere with the right of a

Lender or the Administrative Agent to arrange its tax affairs in whatever manner it thinks fit nor oblige any Lender or the Administrative Agent to claim any tax refund or to make available its tax returns or disclose any information relating to its tax affairs or any computations in respect thereof or require any Lender or Administrative Agent to do anything that would prejudice its ability to benefit from any other refunds, credits, reliefs, remissions or repayments to which it may be entitled.

(6)                                 Any Lender that is entitled to an exemption from or reduction of withholding tax under the law of the jurisdiction in which the Borrower is resident for tax purposes, or any treaty to which such jurisdiction is a party, with respect to payments hereunder or under any other Credit Document shall, at the prior written request of the Borrower, deliver to the Borrower (with a copy to the Administrative Agent), at the time or times prescribed by law or reasonably requested by the Borrower or the Administrative Agent, such properly completed and executed documentation prescribed by law as will permit such payments to be made without withholding or at a reduced rate of withholding.

(7)                                 The provisions of this Section 8.6 shall survive the termination of the Agreement and the repayment of all outstanding credit under the Credit Facility.

ARTICLE 9
REPAYMENTS AND PREPAYMENTS

Section 9.1                                                      Repayments

The Borrowers shall repay to the Lenders in full the outstanding credit under the Credit Facility (including the face amount of all BA Instruments and the principal amounts of all Loans) on the Maturity Date together with all accrued and unpaid interest thereon and all accrued and unpaid fees with respect thereto.

Section 9.2                                                      Extension of Maturity Date

(1)                                 The Canadian Borrower may, by delivery of a written request (an “Extension Request”) to the Administrative Agent (which shall promptly deliver a copy to each of the Lenders pursuant to Section 14.18) not less than 30 days and not more than 60 days prior to the each anniversary of the Closing Date, request that the Lenders extend the then current Maturity Date for an additional period of one year; provided that there shall be no more than two extensions of the Maturity Date pursuant to this Section.  Each Lender shall, by notice to the Canadian Borrower and the Administrative Agent given not later than the 15th day after the date of the Administrative Agent’s receipt of the Canadian Borrower’s Extension Request (or such other date as the Canadian Borrower and the Administrative Agent may otherwise agree, which may include extensions of any previously announced date; such date, the “Extension Date”) advise the Canadian Borrower whether or not it agrees to the requested extension (each such Lender agreeing to the requested extension being a “Consenting Lender”, and each such Lender declining to agree to a requested extension being a “Declining Lender”).  Any Lender that has not so advised the Canadian Borrower and the Administrative Agent by such Extension Date shall be deemed to have declined to agree to such extension and shall be a Declining Lender.  If the Majority Lenders shall have agreed to an Extension Request by the Extension Date, then the Maturity Date shall, as to the Consenting Lenders, be extended to the first anniversary of the Maturity Date theretofore in effect.  The decision to agree or withhold agreement to any Extension Request shall be at the sole discretion of each Lender.  The

Individual Commitment of any Declining Lender shall terminate on the Maturity Date in effect prior to giving effect to any such extension (such Maturity Date being the “Existing Maturity Date”).

(2)                                 It is understood that, provided the Majority Lenders have consented to the Extension Request, the Canadian Borrower shall have the right at any time prior to the Existing Maturity Date, at its sole expense and effort, upon notice to a Declining Lender and the Administrative Agent, to require such Declining Lender to assign and delegate, without recourse (in accordance with and subject to Section 15.5), all its interests, rights and obligations under this Agreement to an assignee that shall assume such obligations (which assignee may be another Lender, and any such replacement Lender shall for all purposes constitute a Consenting Lender as of the date it agrees to replace such Declining Lender); provided that (i) the Canadian Borrower shall have received the prior written consent of the Administrative Agent, the Swingline Lender, and the Issuing Lender, which consent shall not be unreasonably withheld, (ii) such Declining Lender shall have received payment of an amount equal to the outstanding principal  of its Loans, the face amount of all outstanding BA Instruments held by it, accrued interest on outstanding Loans, accrued fees and all other amounts payable to it hereunder, from the assignee (to the extent of such outstanding principal, face amount, accrued interest and fees) or the applicable Borrower (in the case of all other amounts), and (iii) the assignee shall have agreed to the Maturity Date Extension Request.

(3)                                 Notwithstanding the foregoing provisions of this Section 9.2, no extension of the Existing Maturity Date shall be effective with respect to any Lender unless, on and as of the Extension Date in respect of such extension, the conditions set forth in Section 12.1 shall be satisfied (with all references in such Section to an extension of credit being deemed to be references to such extension) and the Administrative Agent shall have received a certificate to that effect, dated as of such Extension Date and executed by a financial officer of the Canadian Borrower.

(4)                                 On the Existing Maturity Date, if there remain any Declining Lenders and any Loans are outstanding, the Borrowers (i) shall repay all Loans (and the face amount of all BA Instruments) then outstanding (including all accrued but unpaid interest thereon) to any such Declining Lenders and (ii) may, at their option, fund such prepayment by simultaneously obtaining credit hereunder as specified in a Drawdown Notice, which credit shall be made available by the Lenders ratably in accordance with their Individual Commitments (calculated after giving effect to the termination of the Individual Commitments of the Declining Lenders).  The payments made pursuant to clause (i) in respect of each LIBOR Loan and Bankers’ Acceptance Loan shall be subject to Section 8.4.

Section 9.3                                                      Voluntary Prepayments under Credit Facility

Subject to Section 9.4, the Borrowers shall be entitled to prepay all or any portion of the outstanding Loans under the Credit Facility (other than the prepayment of Bankers’ Acceptance Loans on any day other than the last day of their term) at any time, without penalty, provided that Section 8.4(a) shall be complied with in connection with any such prepayment.  Amounts which are prepaid as aforesaid may be reborrowed.

Section 9.4                                                      Prepayment Notice

The Borrowers shall give written notice to the Administrative Agent of each voluntary prepayment pursuant to Section 9.3.  Such notice (a “Prepayment Notice”) shall be irrevocable, shall be given in accordance with Section 3.12 and shall specify:

(a)                                 the date on which the prepayment is to take place; and

(b)                                 the type and principal amount of the Loan or the portion thereof which is to be prepaid.

Section 9.5                                                      Reimbursement or Conversion on Presentation of Letters

(1)                                 On presentation of a Letter and payment thereunder by the Issuing Lender, the relevant Borrower shall forthwith pay to the Administrative Agent for the account of the Issuing Lender, and thereby reimburse the Issuing Lender for, all amounts paid by the Issuing Lender pursuant to such Letter; failing such payment, the relevant Borrower shall be deemed to have effected a conversion of such Letter into a Base Rate Loan (if such Letter was denominated in US dollars) or a Prime Rate Loan (if such Letter was denominated in Canadian dollars) to the extent of the payment of the Issuing Lender thereunder.

(2)                                 If the Issuing Lender makes payment under any Letter and the relevant Borrower does not fully reimburse the Issuing Lender on or before the date of payment, then Section 9.5(1) shall apply to deem a Loan to be outstanding to the relevant Borrower under this Agreement in the manner therein set out.  Each relevant Lender shall, on request by the Issuing Lender, immediately pay to the Issuing Lender an amount equal to such Lender’s Pro Rata Share of the amount paid by the Issuing Lender such that each relevant Lender is participating in the deemed Loan in accordance with its Pro Rata Share.

(3)                                 Each relevant Lender shall immediately on demand indemnify the Issuing Lender to the extent of such Lender’s Pro Rata Share of any amount paid or liability incurred by the Issuing Lender under each Letter issued by it to the extent that the relevant Borrower does not fully reimburse the Issuing Lender therefor.

Section 9.6                                                      Letters Subject to an Order

Subject to Section 13.2, the relevant Borrower shall pay to the Issuing Lender an amount equal to the maximum amount available to be drawn under any unexpired Letter which becomes the subject of any Order; payment in respect of each such Letter shall be due forthwith upon demand.

Section 9.7                                                      Repayments of Credit Excess

The Borrowers shall repay to the Lenders from time to time on demand the amount of any Credit Excess provided that, to the extent that the Credit Excess is pursuant to clause (i) of the definition of such term, the US Borrower shall repay such Credit Excess and to the extent that the Credit Excess is pursuant to clause (ii) of such definition, the Canadian Borrower shall repay such Credit Excess.  Each such repayment shall first be applied to repay outstanding Prime Rate Loans and Base Rate Loans (as applicable) as selected by the relevant Borrower and, to the extent that the amount of such repayment exceeds the aggregate amount of credit outstanding by way of such Loans which have been repaid, shall then be paid to the Administrative Agent, and the relevant Borrower shall irrevocably authorize and direct the Administrative Agent to apply such payment to LIBOR Loans upon the expiry of the current interest period or as a repayment of the relevant Borrower’s reimbursement obligation in respect of any BA Instruments or Letters on the next maturity date thereof.

ARTICLE 10
REPRESENTATIONS AND WARRANTIES

Section 10.1                                               Representations and Warranties

To induce the Lenders and the Administrative Agent to enter into this Agreement and to induce the Lenders to extend credit hereunder, the Borrowers hereby represent and warrant to the Lenders and the Administrative Agent, as of the date of this Agreement, as of the date of each extension of credit hereunder and as of the last day of each Fiscal Quarter, as follows and acknowledge and confirm that the Lenders and the Administrative Agent are relying upon such representations and warranties in entering into this Agreement and in extending credit hereunder:

(a)                                 Status and Power of Obligors.  Each Company is a corporation duly incorporated and organized and validly subsisting in good standing under the laws of its jurisdiction of incorporation.  Each Company is duly qualified, registered or licensed in all jurisdictions where such qualification, registration or licensing is required.  Each Company has all requisite corporate capacity, power and authority to own, hold under licence or lease its properties, to carry on its business as now conducted and (with respect to the Obligors only) to otherwise enter into, and carry out the transactions contemplated by the Credit Documents to which it is a party.

(b)                                 Authorization and Enforcement.  All necessary action, corporate or otherwise, has been taken to authorize the execution, delivery and performance by each Obligor of the Credit Documents to which it is a party.  Each Obligor has duly executed and delivered the Credit Documents to which it is a party.  The Credit Documents to which each Obligor is a party are legal, valid and binding obligations of such Obligor, enforceable against such Obligor in accordance with its terms, except to the extent that the enforceability thereof may be limited by (i) applicable bankruptcy, insolvency, moratorium, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally, (ii) the fact that the courts may deny the granting or enforcement of equitable remedies and (iii) the fact that, pursuant to the Currency Act (Canada), no court in Canada may make an order expressed in any currency other than lawful money of Canada.

(c)                                  Compliance with Other Instruments.  The execution, delivery and performance by each Obligor of the Credit Documents to which it is a party, and the consummation of the transactions contemplated herein and therein, do not and will not conflict with, result in any breach or violation of, or constitute a material default under, the terms, conditions or provisions of the charter or constating documents or by laws of, or any shareholder agreement or declaration relating to, such Obligor or of any law, regulation, judgment, decree or order binding on or applicable to such Obligor or to which its property is subject or of any material agreement, lease, licence, permit or other instrument to which such Obligor is a party or is otherwise bound or by which such Obligor  benefits or to which its property is subject.

(d)                                 Financial Statements.  The consolidated financial statements of the Canadian Borrower for the most recently completed Fiscal Quarter or Fiscal Year, as the case may be, were prepared in accordance with generally accepted accounting principles and no Material Adverse Change has occurred in the condition, financial or otherwise, of the Canadian Borrower since the date of such financial statements.  The consolidated balance sheet of the aforesaid financial statements presents a fair statement of the financial condition and assets and liabilities of the Canadian Borrower as at the date thereof and the consolidated statements of operations, retained earnings and cashflows contained in the aforesaid financial statements fairly presents the results of the operations of the Canadian Borrower throughout the period covered thereby.  Except to the extent reflected or reserved against in the aforesaid balance sheet (including the notes thereto) and except as incurred in the ordinary and usual course of the business of the Canadian Borrower, the Canadian Borrower does not have any outstanding indebtedness or any liability or obligations (whether accrued, absolute, contingent or otherwise) of a nature customarily reflected or reserved against in a balance sheet (including the notes thereto) prepared in accordance with generally accepted accounting principles.

(e)                                  Litigation.  There are no actions, suits, inquiries, claims or proceedings (whether or not purportedly on behalf of any Company) pending or threatened in writing against or affecting any Company or its assets before any Official Body which in any one case or in the aggregate could reasonably be expected to have a Material Adverse Effect.

(f)                                   Indebtedness.  No Company has any Debt except as permitted by Section 11.2(a).

(g)                                  Title to Assets.  Each Company owns its property, assets and undertaking, free from any Lien other than the Permitted Liens.

(h)                                 Compliance with Laws; Conduct of Business.  Each of the Companies is in compliance with all applicable agreements, mortgages, franchises, licences, judgments, decrees, orders, statutes, statutory trusts, rules or regulations relating in any way to itself or to the operation of its business or to its property or assets, except to the extent that non-compliance could not reasonably be expect to have a Material Adverse Effect.  Each Company holds all licenses, certificates of approval, approvals, registrations, permits and consents which are required to operate its businesses where they are currently being operated except where the failure to have such licenses, certificates of approval, approvals, registrations, permits and consents could not reasonably be expected to have a Material Adverse Effect.

(i)                                     Outstanding Defaults.  No event has occurred which constitutes or which, with the giving of notice, lapse of time or both, would constitute a default under or in respect of any Contract or Contracts for which the revenues generated thereunder represent 15% or more of the Consolidated Revenues of the Canadian Borrower and no Obligor has received any notice of the termination or cancellation of such Contracts prior to their scheduled maturity.

(j)                                    Solvency Proceedings.  No Company has:

(i)                                     admitted its inability to pay its debts generally as they become due or failed to pay its debts generally as they become due;

(ii)                                  in respect of itself, filed an assignment or petition in bankruptcy or a petition to take advantage of any insolvency statute;

(iii)                               made an assignment for the benefit of its creditors;

(iv)                              consented to the appointment of a receiver of the whole or any substantial part of its assets;

(v)                                 filed a petition or answer seeking a reorganization, arrangement, adjustment or composition in respect of itself under applicable bankruptcy laws or any other applicable law or statute of Canada, the United States or other applicable jurisdiction or any subdivision thereof; or

(vi)                              been adjudged by a court having jurisdiction a bankrupt or insolvent, nor has a decree or order of a court having jurisdiction been entered for the appointment of a receiver, liquidator, trustee or assignee in bankruptcy of any Company with such decree or order having remained in force and undischarged or unstayed for a period of 30 days.

(k)                                 Tax Returns and Taxes.  Each Company has filed all tax returns and tax reports required by law to have been filed by it and has paid all taxes and governmental charges thereby shown to be owing, except any such taxes or charges which are being diligently contested in good faith by appropriate proceedings and for which adequate reserves in accordance with generally accepted accounting principles shall have been set aside on its books.

(l)                                     Environmental Compliance.

(i)                                     All facilities and property (including underlying groundwater) owned, leased, used or operated by any Company have been, and continue to be, owned, leased used and operated in compliance with all Environmental Laws where any such non-compliance could reasonably be expected to have a Material Adverse Effect;

(ii)                                  There are no pending or, to the knowledge of the Borrowers, threatened:

(A)                               claims, complaints, notices or requests for information received by any Company with respect to any alleged violation of any Environmental Law which, if proved, could reasonably be expected to have a Material Adverse Effect;

(B)                               complaints, notices or inquiries to any Company regarding potential liability under any Environmental Law which liability could reasonably be expected to have a Material Adverse Effect;

(iii)                               There have been no Releases of any Hazardous Materials or any escape, seepage, leakage, spillage, discharge, emission or release of any Contaminants, Pollutants or Waste at, on, under or from any property now or previously owned, operated, used or leased by any Company that, singly or in the aggregate, have, or could reasonably be expected to have, a Material Adverse Effect;

(iv)                              Each Company has been issued and is in compliance with all permits, certificates, approvals, licenses and other authorizations required under any Environmental Laws to carry on its business except where any such non-issuance or non-compliance could not reasonably be expected to have a Material Adverse Effect; and

(v)                                 No conditions exist at, on or under any property now or previously owned, operated, used or leased by any Company which, with the passage of time, or the giving of notice or both, would give rise to liability under any Environmental Law which liability could reasonably be expected to have a Material Adverse Effect;

provided that, in respect of any property in which an Obligor has a working interest, the foregoing representations are made based upon the Borrowers’ knowledge.

(m)                             Consents, Approvals, etc.  No consents, approvals, acknowledgements, undertakings, or other documents or instruments (collectively, “consents”) are required to be entered into or obtained by any Person (including from any Official Body), in connection with the execution, delivery or performance by the Obligors of this Agreement or the other Credit Documents.  None of the Obligors is an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

(n)                                 Material Subsidiaries and Partnerships.  There are no Material Subsidiaries other than the Obligors and those Material Subsidiaries which are hereafter identified in compliance certificates delivered to the Administrative Agent pursuant to Section 11.1(a)(iii).  No Company is, directly or indirectly, a member of, or a partner or participant in, any partnership, joint venture or syndicate where the joint liability arising from such membership or participation could reasonably be expected to have a Material Adverse Effect.

(o)                                 Corporate Structure.  As at the Closing Date, and hereafter, except as such information may change as a result of a transaction permitted hereby and reported to the Administrative Agent, the chart attached hereto as Schedule Section 10.1(o) accurately sets out the corporate structure of the Borrowers and all of their Subsidiaries.

(p)                                 Solvency after Drawdown.  On a consolidated and unconsolidated basis, immediately following the drawdown of each Loan by the US Borrower, and after giving effect to the application of the proceeds of such Loan:

(i)            The fair value of the properties of the US Borrower will exceed its debts and liabilities, subordinated, contingent or otherwise;

(ii)           The present saleable value of the property of the US Borrower will be greater than the amount that will be required to pay the probable liability of its debts and other liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured;

(iii)          The US Borrower will be able to pay its debts and liabilities, subordinated, contingent or otherwise as such liabilities become absolute and matured; and

(iv)          The US Borrower will not have unreasonably small capital with which to conduct its business in which it is engaged as such business is now conducted and is proposed to be conducted following the Closing Date.

(q)                                 Employee Benefit Plans.  None of the Borrowers or their respective Subsidiaries sponsor or administer or have sponsored or administered (and none of their respective employees have or have had the benefit of) any Plan, Multiemployer Plan or Canadian Pension Plan or have or have had any liability under any Plan, Multiemployer Plan or Canadian Pension Plan.

(r)                                    Regulation U or X.  Neither of the Borrowers is engaged in the business of extending credit for the purpose of purchasing or carrying margin stock, and no proceeds of any credit obtained hereunder shall be used for a purpose which violates, or would be inconsistent with, F.R.S. Board Regulation U or X.  Terms for which meanings are provided in F.R.S. Board Regulation U or X or any regulations substituted therefor, as from time to time in effect, are used in this Section with such meanings.

(s)                                   Assets Insured.  The property and assets of the Companies are insured with insurers, in amounts, for risks and otherwise which are usually carried by companies engaged in similar businesses and owning similar properties in the same general areas in which the Obligors operate (subject to the amount of such deductibles as are reasonable and normal in the circumstances) and against loss or damage, and, to the best of the knowledge of the Borrowers, there has been no default or failure by the party or parties insured under the provisions of such policies of insurance maintained which would prevent the recovery by the Companies insured thereunder of the full amount of any material insured loss.

(t)                                    Foreign Assets Control Regulations.  Neither Borrower and, to the knowledge of the Borrowers, none of their respective Affiliates is in violation of any applicable Anti-Terrorism Laws, including Executive Order No. 13224 on Terrorist Financing, effective September 24, 2001 (the “Executive Order”), and the USA PATRIOT Act.

Neither Borrower and, to the knowledge of the Borrowers, none of their respective Affiliates, brokers or other agents acting or benefiting in any capacity in connection with the Loans is any of the following:

(i)            a Person that is listed in the annex to, or is otherwise subject to the provisions of, the Executive Order;

(ii)           a Person owned or controlled by, or acting for or on behalf of, any Person that is listed in the annex to, or is otherwise subject to the provisions of, the Executive Order;

(iii)          a Person with which any Lender is prohibited from dealing or otherwise engaging in any transaction by any Anti-Terrorism Law;

(iv)          a Person that commits, threatens or conspires to commit or supports “terrorism” as defined in the Executive Order; or

(v)           a Person that is named as a “specially designated national and blocked person” on the most current list published by the U.S. Treasury Department Office of Foreign Assets Control at its official website or any replacement website or other replacement official publication of such list.

Neither Borrower and, to the knowledge of the Borrowers, none of their respective Affiliates, brokers or other agents acting in any capacity in connection with the Loans (i) conducts any business or engages in making or receiving any contribution of funds, goods or services to or for the benefit of any person described in paragraph (b) above, (ii) deals in, or otherwise engages in any transaction relating to, any property or interests in property blocked pursuant to the Executive Order, or (iii) engages in or conspires to engage in any transaction that evades or avoids, or has the purpose of evading or avoiding, or attempts to violate, any of the prohibitions set forth in any Anti-Terrorism Law.

(u)           No Omissions.  All information provided or to be provided to the Administrative Agent and the Lenders in connection with the Credit Facility is, to the Borrowers’ knowledge, true and correct and none of the documentation furnished to the Administrative Agent and the Lenders by or on behalf of them, to their knowledge, omits or will omit as of such time, a material fact necessary to make the statements contained therein not misleading in any material way, and all expressions of expectation, intention, belief and opinion contained therein were honestly made on reasonable grounds after due and careful inquiry by it (and any other Person who furnished such material on behalf of it).

Section 10.2                Survival of Representations and Warranties

All of the representations and warranties of the Borrowers contained in Section 10.1 shall survive the execution and delivery of this Agreement until all credit outstanding hereunder has been repaid in full and the Credit Facility has been terminated, notwithstanding any investigation made at any time by or on behalf of the Administrative Agent or any of the Lenders.

ARTICLE 11
COVENANTS

Section 11.1                Affirmative Covenants

Each Borrower hereby covenants and agrees with the Administrative Agent and the Lenders that, until all credit outstanding hereunder has been repaid in full and the Credit Facility has been terminated, and unless waived in writing in accordance with Section 14.14:

(a)           Financial Reporting.  The Canadian Borrower shall furnish the Administrative Agent with the following statements and reports (with sufficient copies for all of the Lenders) to the extent not publicly available on SEDAR or EDGAR:

(i)            within 90 days after the end of each Fiscal Year, copies of the audited consolidated financial statements of the Canadian Borrower for such Fiscal Year and an auditors’ report thereon which does not contain any Impermissible Qualification, in form and substance satisfactory to the Administrative Agent, and a chart setting out the corporate structure of the Borrowers and all of their Subsidiaries, whether direct or indirect, and evidencing (i) intercorporate share ownership and (ii) royalty ownership;

(ii)           within 45 days after the end of each Fiscal Quarter ended March 31, June 30 and September 30, copies of the unaudited consolidated financial statements of the Canadian Borrower;

(iii)          concurrent with the deliveries of financial statements pursuant to any of clauses (i) and (ii) above, a duly executed and completed compliance certificate, in the form attached as Exhibit “F” hereto and signed by a senior financial officer of the Canadian Borrower;

(iv)          (i) within 45 days after the end of each Fiscal Quarter (other than Fiscal Quarter ended December 31), a report with respect to the Market Value of its outstanding Hedging Agreements and (ii) within 45 days after the Fiscal Quarter ended December 31, a report summarizing the commodity, interest rate and foreign exchange risk management activities of the Companies and including the Market Value of its outstanding Hedging Agreements;

(v)           40 days prior to the end of each Fiscal Year, a revenue forecast of the Canadian Borrower in respect of the next period of five Fiscal Years; and

(vi)          such other statements, reports and information as the Administrative Agent on the instructions of the Majority Lenders may reasonably request from time to time.

(b)           Copies of Public Filings.  The Canadian Borrower shall, to the extent not publicly available on SEDAR or EDGAR, furnish the Administrative Agent upon its request with copies (except to the extent prohibited by law) of all documents which are filed by any of the Companies with the Ontario Securities Commission or with any similar Official Body in any other jurisdiction in compliance with applicable securities legislation.

(c)           Use of Proceeds.  The Borrowers shall apply all of the proceeds of the Credit Facility to general corporate purposes, including working capital requirements and Permitted Acquisitions.

(d)           Insurance.  The Borrowers shall, and shall cause each Guarantor to, insure and keep insured, with responsible insurers, for risks, in amounts and otherwise upon terms (including, without limitation, the undertaking of the insurer to give the Administrative Agent 30 days’ written notice of the cancellation of the policy) as are usually carried by companies engaged in similar businesses and owning similar properties in the same general areas in which the Obligors operate.  The Borrowers shall promptly notify the Administrative Agent of any material loss, damage, or destruction to the Assets or arising from their use, whether or not covered by insurance.

(e)           Reimbursement of Expenses.  The Borrowers shall (i) reimburse the Administrative Agent, on demand, for all reasonable out-of-pocket costs, charges and expenses incurred by or on behalf of the Administrative Agent in connection with the negotiation, preparation, execution, delivery, syndication, administration and interpretation of the Credit Documents and the closing documentation ancillary to the completion of the transactions contemplated hereby and by the Credit Documents and any amendments and waivers hereto (whether or not consummated or entered into) the charges of Intralinks and (ii) reimburse the Administrative Agent and the Lenders, on demand, for all reasonable out-of-pocket costs, charges and expense incurred by or on behalf of any of them (including the reasonable fees, disbursements and other charges of counsel) in connection with the enforcement of the Credit Documents; provided that, prior to a Default, the Borrowers shall be required to reimburse the Administrative Agent and the Lenders for only one firm of legal counsel in any jurisdiction.

(f)            Notices under Contracts.  The Borrowers shall promptly notify the Administrative Agent of the receipt of any notice of a default under, or notice of termination or cancellation prior to the stated maturity, under or in respect of any Contract or Contracts for which the revenues generated thereunder represent 15% or more of the Consolidated Revenues of the Canadian Borrower.

(g)           Corporate Existence.  Other than as permitted pursuant to the proviso in Section 11.2(c), the Borrowers shall, and shall cause each Material Subsidiary to, maintain its corporate existence in good standing and qualify and remain duly qualified to carry on business and own property in each jurisdiction in which such qualification is necessary.

(h)           Compliance with Laws; Conduct of Business.  The Borrowers shall, and shall cause each Material Subsidiary to, conduct its business in such a manner so as to comply with all laws and regulations (including, without limitation, Environmental Laws), so as to observe and perform all its obligations under leases, licences and agreements necessary for the proper conduct of its business and so as to preserve and protect its property and assets and the earnings, income and profits therefrom where such non-compliance, non-observance or non-performance could reasonably be expected to have a Material Adverse Effect.  The Borrowers shall, and shall cause each Material Subsidiary to, perform all obligations incidental to any trust imposed upon it by statute and shall ensure that any breaches of the said obligations and the consequences of any such breach shall be promptly remedied.  The Borrowers shall, and shall cause each Material Subsidiary to, obtain and maintain all licenses, permits, government approvals, franchises, authorizations and other rights necessary for the operation of its business where failure to do so could reasonably be expected to have a Material Adverse Effect.

(i)            Taxes.  The Borrowers shall pay, and shall cause each Material Subsidiary to pay, all material taxes, rates, government fees and dues levied, assessed or imposed upon it and upon its property or assets or any part thereof, as and when the same become due and payable, save and except when and so long as the validity of any such taxes, rates, fees, dues, levies, assessments or imposts is being contested in good faith by appropriate proceedings and reserves are being maintained in accordance with generally accepted accounting principles where forfeiture of any part of its property or assets may result from the failure to so pay during the period of any such contest.

(j)            Notice of Litigation.  The Borrowers shall promptly notify the Administrative Agent of any actions, suits, inquiries, claims or proceedings (whether or not purportedly on behalf of any Company) commenced or, to the extent it is aware, threatened in writing against or affecting any Company before any Official Body which in any case or in the aggregate could reasonably be expected to have a Material Adverse Effect.

(k)           Environmental Matters.  The Borrowers shall, and shall cause each Material Subsidiary to, as soon as practicable and in any event within 30 days of becoming aware of same, notify the Administrative Agent and provide copies upon receipt of all written claims, complaints, notices or inquiries relating to the condition of its facilities and properties or compliance with Environmental Laws, which claims, complaints, notices or inquiries relate to matters which could reasonably be expected to have a Material Adverse Effect, and shall proceed diligently to resolve any such claims, complaints, notices or inquiries relating to compliance with Environmental Laws and provide such information and certifications which the Administrative Agent may reasonably request from time to time to evidence compliance with this Section 11.1(k).  The Borrowers shall, and shall cause each Material Subsidiary to, if the Administrative Agent has a good faith concern that a discharge of a Contaminant has occurred or a condition exists on any of the properties leased or owned by a Company that could have a Material Adverse Effect, promptly cause to be conducted such environmental investigations (including without limitation, environmental site assessments and environmental compliance reviews) as are reasonably required by the Administrative Agent by an environmental consultant approved by the Administrative Agent, such approval not to be unreasonably withheld, and remedy any condition or non-compliance with Environmental Laws revealed by any such investigation;

(l)            Tangible Net Worth.  The Canadian Borrower shall maintain Tangible Net Worth in an amount not less than the sum of:

(i)            75% of the Tangible Net Worth of the Canadian Borrower as at September 30, 2012; and

(ii)           50% of Consolidated Net Income for each Fiscal Quarter after the Fiscal Quarter ending September 30, 2012 which has been completed on or before the date of determination.

For the purposes of this covenant, if Consolidated Net Income for any Fiscal Quarter is a negative amount, it shall be deemed to be equal to zero.

(m)          Leverage Ratio.  The Canadian Borrower shall at all times maintain the Leverage Ratio in an amount less than or equal to 3.5:1; provided, however, that, once each Fiscal Year, the Canadian Borrower, in circumstances where the calculation of the Leverage Ratio on a pro forma basis after giving effect to the implementation of any Material Permitted Acquisition would result in the Leverage Ratio exceeding 3.5:1, may elect to increase the maximum Leverage Ratio to 4.0:1 for the six month period immediately following the date of the Material Permitted Acquisition.

(n)           Books and Records.  The Borrowers shall, and shall cause the Material Subsidiaries to, keep proper books of account and records covering all its business and affairs on a current basis, make full, true and correct entries of its transactions in such books, set aside on its books from their earnings all such proper reserves as required by generally accepted accounting principles and permit representatives of the Administrative Agent once a year (or more frequently if a Default has occurred and is continuing) to inspect such books of account, records and documents and, prior to a Default at its own expense and upon or after a Default at the expense of the Canadian Borrower, to make copies therefrom during reasonable business hours and upon reasonable notice and to discuss the affairs, finances and accounts of such Company with its auditors during reasonable business hours and upon reasonable notice.

(o)           Auditors.  The Canadian Borrower shall keep as its auditors a firm of national standing, and provide written notice of any change thereof to the Administrative Agent;

(p)           Notice of Default or Event of Default.  Upon the occurrence of either a Default or an Event of Default of which either Borrower is aware, such Borrower shall promptly deliver to the Administrative Agent a notice specifying the nature and date of occurrence of such Default or Event of Default, such Borrower’s assessment of the duration and effect thereof and the action which such Borrower proposes to take with respect thereto.

(q)           Additional Guarantors.  (A) Within 30 days of the direct or indirect formation or acquisition by the Canadian Borrower of a Material Subsidiary or upon a Subsidiary of the Canadian Borrower becoming a Material Subsidiary, unless such Subsidiary is already an Obligor, or (B) at the discretion of the Canadian Borrower, to cause a Subsidiary (other than a Material Subsidiary) to become an Obligor hereunder ;

(i)            the Canadian Borrower shall cause such Subsidiary to duly execute and deliver to the Administrative Agent a guarantee of the obligations of the Borrowers on substantially the same terms and conditions as the Guarantees delivered by the Guarantors on the Closing Date;

(ii)           the Canadian Borrower shall forthwith deliver, or cause to be delivered to, the Administrative Agent, in form and substance satisfactory to the Administrative Agent:

(A)          a duly certified copy of the articles of incorporation, articles of amalgamation or similar documents and by-laws of such Subsidiary;

(B)          a certificate of status or good standing for such Subsidiary issued by the appropriate governmental body or agency of the jurisdiction in which such Subsidiary is incorporated;

(C)          a duly certified copy of the resolution of the board of directors of such Subsidiary authorizing it to execute, deliver and perform its obligations under each Credit Document to which such Subsidiary is a signatory and a duly certified copy of the resolution of the board of directors (if required under the constating documents or by-laws of such Subsidiary) of such Subsidiary;

(D)          a certificate of an officer of such Subsidiary, in such capacity, setting forth specimen signatures of the individuals authorized to sign the Credit Documents to which such Subsidiary is a signatory; and

(E)           an opinion of such Subsidiary’s counsel addressed to the Lenders and the Administrative Agent, relating to the status and capacity of such Subsidiary, the due authorization, execution and delivery and the validity and enforceability of the Credit Documents to which such Subsidiary and such other matters as the Administrative Agent may reasonably request;

(iii)          the Administrative Agent and its counsel shall be satisfied, acting reasonably, that all necessary approvals, acknowledgements, directions and consents have been given and that all relevant laws have been complied with in respect of all agreements and transactions referred to herein;

whereupon such Subsidiary shall become an Additional Guarantor for all purposes of this Agreement.

In addition to the foregoing, within 30 days following the date on which the aggregate revenues of the Obligors do not equal at least 75% of the Consolidated Revenues of the Canadian Borrower, the Canadian Borrower shall (x) designate in writing to the Administrative Agent one or more Subsidiaries (that are not Obligors) to become an Obligor or Obligors hereunder in order to be able to meet the foregoing test and (y) shall cause such designated Subsidiary or Subsidiaries to deliver the documentation required under clause (i) - (iii) above.  The Administrative Agent and its counsel shall be satisfied, acting reasonably, that all necessary approvals, acknowledgements, directions and consents have been given and that all relevant laws have been complied with in respect of all agreements and transactions referred to herein whereupon such Subsidiary or

Subsidiaries shall become an Additional Guarantor or Additional Guarantors for all purposes of this Agreement.

The Canadian Borrower may designate a Guarantor to be deemed to no longer be a Guarantor if (i) such Guarantor is no longer a Material Subsidiary, (ii) the Consolidated Revenues of the Obligors would be at least 75% of the Consolidated Revenues of the Canadian Borrower after such Guarantor ceases to be a Guarantor and (iii) no Default or Event of Default exists at such time.  Such designation may be made by the Canadian Borrower upon providing not less than 10 Business Days’ prior written notice to the Administrative Agent which notice shall be accompanied by an officer’s certificate of the Canadian Borrower demonstrating that the requirements in clauses (i) — (iii) have been met, whereupon such Guarantor shall be deemed to be released from its Guarantee without further action on the part of the Administrative Agent, the Canadian Borrower or such Guarantor.

(r)            Anti-Terrorism Laws.  The Borrowers acknowledge that, pursuant to Anti-Terrorism Laws and other applicable “know your client” laws and requirements, the Lenders and the Administrative Agent may be required to obtain, verify and record information regarding the Obligors, their respective directors, authorized signing officers,  direct or indirect shareholders or other persons in control of the Obligors and the transactions contemplated hereby.  The Borrowers shall promptly provide all such information, including supporting documentation and other evidence, as may be reasonably requested by any Lender or the Administrative Agent, or any prospective assignee or participant of a Lender or the Administrative Agent, in order to comply with any applicable Anti-Terrorism Laws or such other applicable “know your client” laws and requirements, whether now or hereafter existence.

Section 11.2                Restrictive Covenants

Each Borrower hereby covenants and agrees with the Administrative Agent and the Lenders that, until all credit outstanding hereunder has been repaid in full and the Credit Facility has been terminated, and unless waived in writing in accordance with Section 14.14:

(a)           Debt.  The Borrowers shall not, and shall not suffer or permit any Material Subsidiary to, create, incur, assume or suffer to exist any Debt other than Permitted Indebtedness.

(b)           Liens.  The Borrowers shall not, and shall not permit or suffer any Material Subsidiary to, enter into or grant, create, assume or suffer to exist any Lien affecting any of their respective properties, assets or undertaking, whether now owned or hereafter acquired, save and except only for the Permitted Liens.

(c)           Corporate Existence.  The Borrowers shall not, and shall not permit or suffer any Material Subsidiary to, take part in any amalgamation, merger, dissolution, winding up, plan of arrangement, capital reorganization or similar proceeding or arrangement or discontinue any businesses; provided, however, that the foregoing shall not prohibit amalgamations or plan of arrangements solely between, Material Subsidiaries, the Borrowers or any combination thereof provided (w) notice of such amalgamation or plan of arrangement (and reasonable details thereof) has been provided by the Borrowers to the Administrative Agent fifteen Banking Days before the proposed implementation date of such amalgamation or plan of arrangement, (x) at the time of the delivery of the aforesaid notice by the Borrowers to the Administrative Agent, the Canadian Borrower delivers to the Administrative Agent a certificate (I) certifying that the implementation of such amalgamation or plan of arrangement will not have a Material Adverse Effect and (II) in which the Canadian Borrower shall covenant to deliver or cause to be delivered to the Administrative Agent, upon the completion of such amalgamation or plan of arrangement, guarantees, acknowledgments, confirmations, certificates, opinions and other things as the Administrative Agent may reasonably request to ensure the completion of such amalgamation or plan of arrangement shall not adversely affect any rights of the Administrative Agent or any of the Lenders under any Credit Document and (y) no Default or Event of Default has occurred and is continuing at the time of such proposed amalgamation or plan of arrangement and no Default or Event of Default would arise immediately thereafter.

(d)           Disposition of Assets.  The Borrowers will not and will not permit any Material Subsidiary to sell, transfer, exchange, lease (including a sale-leaseback transaction and a disposition pursuant to any right of first refusal, right of first offer or other right granted to a Person to acquire any of the assets of the Borrowers and its Material Subsidiaries), release or abandon or otherwise dispose of any assets or properties (or any Subsidiaries having such assets or properties) to any Person (each a “Disposition”) other than a Permitted Disposition provided that no Default or Event of Default exists at the time of the proposed Permitted Disposition, no Default or Event of Default would arise as a result of such Permitted Disposition and no Default or Event of Default would exist immediately after such Permitted Disposition.

(e)           Related Party Transactions.  The Borrowers will not, and will not permit any Material Subsidiary to, enter into any transaction, including, any purchase, sale, lease or exchange of any Assets or the rendering of any service, with any Affiliate (other than an Obligor) involving cash, property or services in an amount or having a value in excess of US$25,000,000 in the aggregate for all such transactions in any Fiscal Year of the Borrower, unless (i) such transaction is existing as of the Closing Date and identified in Schedule 11.2(e) or (ii) such transaction is upon fair and reasonable terms no less favourable to the Borrower or such Material Subsidiary, as the case may be, than it would obtain in a comparable arm’s length transaction with a Person which is not an Affiliate.

(f)            Change in Business.  The Borrowers shall not make any material change in the nature of their businesses and shall not suffer or permit any Material Subsidiary to make any material change to the nature of its business if such change in such Material Subsidiary’s business would change the nature of the Borrowers’ businesses on a consolidated basis.

(g)           Share Capital.  The Canadian Borrower shall not suffer or permit any Material Subsidiary to issue Equity Interests except to the Canadian Borrower or another wholly-owned Subsidiary.

(h)           Distributions.  The Borrowers shall not, and shall not suffer or permit any Material Subsidiary to, make any Distribution except for a Permitted Distribution.

(i)            Investments.  The Borrowers shall not, and shall not permit any of the Material Subsidiaries to, make any Investments in any Person, if a Default or Event of Default exists or would result therefrom.

(j)            Acquisitions.  The Borrowers shall not, and shall not suffer or permit any Material Subsidiary to, make any Acquisitions other than a Permitted Acquisition.

(k)           Hedging Agreements.  The Borrowers shall not, and shall not suffer or permit any Material Subsidiary to, (i) enter into any Hedging Agreement for speculative purposes or enter into any Hedging Agreement with any counterparty on a margined basis or (ii) grant security to any counterparty for any obligations under any Hedging Agreement other than Permitted Liens.

(l)            Fiscal Year.  The Borrowers covenant that they shall not change their fiscal year or fiscal quarter accounting periods from those in effect on the date hereof.

(m)          Plan.  The Borrowers will not, and will not permit or suffer any Subsidiary to, create, establish, maintain, contribute to, assume or suffer to exist any Plan, Multiemployer Plan or Canadian Pension Plan for the benefit of its employees.

(n)           Regulation U or X.  The Borrowers shall not, and shall not suffer or permit any Material Subsidiary to, engage in the business of extending credit for the purpose of purchasing or carrying margin stock.  The Borrowers shall not use any of the proceeds of any credit extended hereunder to “purchase” or “carry” any “margin stock” as defined in Regulation U of the F.R.S. Board.

(o)           Compliance with Anti-Terrorism Laws.  The Borrowers shall not, and shall not suffer or permit any Subsidiary to:  (i) directly or indirectly, in connection with the Credit Facility, knowingly (A) deal in, or otherwise engage in any transaction relating to, any property or interests in property blocked pursuant to any Anti-Terrorism Law, or (B) engage in or conspire to engage in any transaction that evades or avoids, or has the purpose of evading or avoiding, or attempts to violate, any of the prohibitions set forth in any Anti-Terrorism Law; (ii) directly or indirectly, in connection with Credit Facility, knowingly cause or permit any of the funds of such Obligor or Subsidiary that are used to repay the Credit Facility to be derived from any unlawful activity with the result that the extension of the Credit Facility hereunder would be in violation of any Anti-Terrorism Law; and (iii) the Borrowers shall deliver to the Lenders and the Administrative Agent any certification or other evidence requested from time to time by any Lender or the Administrative Agent in its reasonable discretion, confirming the Borrowers’ and each of its Subsidiaries compliance with this Section 11.2(o).

ARTICLE 12
CONDITIONS PRECEDENT TO OBTAINING CREDIT

Section 12.1                Conditions Precedent to All Credit

The obligation of the Lenders to extend credit hereunder is subject to fulfilment of the following conditions precedent on the date such credit is extended:

(a)           the relevant Borrower shall have complied with the requirements of Article 4, Article 5 or Article 6, as the case may be, in respect of the relevant credit;

(b)           no Default or Event of Default has occurred and is continuing or would arise immediately after giving effect to or as a result of such extension of credit;

(c)           the representations and warranties of the Borrowers contained in Section 10.1 shall be true and correct in all respects on the date such credit is extended as if such representations and warranties were made on such date (representations and warranties made as of the Closing Date shall continue to refer to the specified date and not to the date that the representations and warranties are deemed to have been repeated and representations and warranties that will change as a result of a transaction permitted hereby shall be deemed to have been amended to reflect such change provided that the Borrowers are not in default of their obligations to provide written notice thereof in accordance with Section 11.1(a));

(d)           the extension of credit will not violate any applicable law, judgment or order; and

(e)           the Credit Facility has not been terminated pursuant to Section 2.4.

Section 12.2                Conditions Precedent to Effectiveness of Agreement

This agreement shall become effective upon the fulfilment of the following conditions precedent on or before January 23, 2013:

(a)           termination of the existing credit agreement and the payment of all principal, interest, fees, costs, expenses and other amounts payable thereunder;

(b)           the Obligors have duly executed and delivered to the Administrative Agent the Guarantees;

(c)           the Administrative Agent has received, in form and substance satisfactory to the Administrative Agent:

(i)            a duly certified copy of the articles of incorporation, articles of amalgamation or similar documents and by-laws of each Obligor;

(ii)           a certificate of status or good standing for each Obligor issued by the appropriate governmental body or agency of the jurisdiction in which such Obligor is incorporated or conducts business;

(iii)          a duly certified copy of the resolution of the board of directors of each Obligor authorizing it to execute, deliver and perform its obligations under each Credit Document to which such Obligor is a party;

(iv)          a certificate of an officer of each Obligor setting forth specimen signatures of the individuals authorized to sign the Credit Documents to which such Obligor is a party;

(v)           a certificate of a senior officer of the Canadian Borrower, in such capacity, certifying that no Default or Event of Default has occurred and is continuing or would arise immediately upon this Agreement becoming effective;

(vi)          an opinion of counsel to each Obligor addressed to the Lenders and the Administrative Agent relating to the status and capacity of such Obligor, the due authorization, execution and delivery and the validity and enforceability of the Credit Documents to which such Obligor is a party, in the Province of Ontario and in any other relevant jurisdiction, and such other matters as the Administrative Agent may reasonably request;

(d)           there has not occurred any event (nor shall any Lender become aware of any facts not previously known) which the Lenders determine is reasonably likely to have a material adverse effect (or a series of adverse effects, none of which is material in and of itself but which, cumulatively result in a material adverse effect) on (x) the property, assets, nature of assets, business, prospects, results of operations, performance, liabilities or condition (financial or otherwise) of the Canadian Borrower and its Subsidiaries taken as a whole since December 31, 2011, or (y) the rights or remedies of the Lenders or the ability of the Canadian Borrower or its Subsidiaries to perform their obligations to the Lenders under the Credit Documents;

(e)           the Administrative Agent will have received copies of all approvals, acknowledgments and consents of all Official Bodies and other Persons which are required to be obtained by any Obligor in order to complete the transactions contemplated by this Agreement and to perform its obligations under any Credit Document to which it is a party;

(f)            each Obligor shall have provided the documentation and other information to the Lenders that is required by regulatory authorities under applicable “know your customer” and anti-money-laundering rules and regulations, including, without limitation, the USA PATRIOT Act; and

(g)           the Borrowers shall have paid all fees and expenses required to be paid pursuant to the Fee Letters and pursuant to this Agreement (including payment of the reasonable fees, charges and expenses of Lenders’ counsel and other consultants) on or before this Agreement becomes effective.

Section 12.3                Waiver

The terms and conditions of Section 12.1 and Section 12.2 are inserted for the sole benefit of the Administrative Agent and the Lenders, and the Lenders may waive them in accordance with Section 14.14, in whole or in part, with or without terms or conditions, in respect of any extension of credit, without prejudicing their right to assert the terms and conditions of Section 12.1 in whole or in part in respect of any other extension of credit.

ARTICLE 13
DEFAULT AND REMEDIES

Section 13.1                Events of Default

Upon the occurrence of any one or more of the following events, unless expressly waived in writing in accordance with Section 14.14:

(a)                                 the breach by any Borrower of the provisions of Section 9.1;

(b)                                 the failure of any Obligor to pay any amount due under the Credit Documents (other than amounts due pursuant to Section 9.1) within three Banking Days after the payment is due;

(c)                                  if any representation or warranty made by any Obligor in this Agreement or in any other document, agreement or instrument delivered pursuant hereto or referred to herein or any material information furnished in writing to the Administrative Agent by any Obligor proves to have been incorrect in any material respect when made or furnished;

(d)                                 the breach or failure of due observance or performance by any Obligor of any covenant or provision in Section 11.1(l), Section 11.1(m), or Section 11.2;

(e)                                  the breach or failure of due observance or performance by any Obligor of any covenant or provision of any Credit Document (other than those previously referred to in this Section 13.1) or of any other document, agreement or instrument delivered pursuant hereto or thereto or referred to herein or therein to which the Administrative Agent or any of the Lenders is a party and such breach or failure continues for twenty Banking Days after the Administrative Agent has given the Canadian Borrower notice of such breach or failure;

(f)                                   any Obligor repudiates its obligations under any Credit Document or claims any of the Credit Documents to be invalid or withdrawn in whole or in part;

(g)                                  any one or more of the Credit Documents is determined by a court of competent jurisdiction not to be a legal, valid and binding obligation of any Obligor which is a party thereto, enforceable by the Administrative Agent, the Lenders or any of them against such Obligor;

(h)                                 the Canadian Borrower or any of the Material Subsidiaries fails to pay the principal of, or premium or interest on, any of its Debt (excluding Debt under this Agreement) which is outstanding in an aggregate principal amount exceeding US$75,000,000 (or the equivalent amount in any other currency) when such amount becomes due and payable (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise) and such failure continues after the applicable grace period, if any, specified in the agreement or instrument relating to the Debt; or any other event occurs or condition exists and continues after the applicable grace period, if any, specified in any agreement or instrument relating to any such Debt, if its effect is to accelerate, or permit the acceleration of the Debt; or any such Debt shall be declared to be due and payable prior to its stated maturity;

(i)            if a final judgment, sequestration, decree, writ, execution, attachment or similar process is issued or levied against an Obligor or all or any portion of the property of Obligor in connection with any judgment against it in an amount of at least US$75,000,000, and such judgment, sequestration, decree, writ, execution, attachment or similar process is not released, bonded, satisfied, discharged, vacated or stayed pending appeal within the applicable appeal period or shall not have been paid;

(j)            if one or more encumbrancers, liens or landlords take possession of any part of the property of any Obligor or attempt to enforce their security or other remedies against such property (other than at the expiry of the relevant lease) and their claims remain unsatisfied for such period as would permit such property to be sold thereunder and such property which has been repossessed or is capable of being sold has an aggregate fair market value of at least US$75,000,000;

(k)           a Change of Control;

(l)            a Material Adverse Change occurs; or

(m)          the Canadian Borrower or any of the Material Subsidiaries (i) becomes insolvent or generally not able to pay its debts as they become due, (ii) admits in writing its inability to pay its debts generally or makes a general assignment for the benefit of creditors, (iii) institutes or has instituted against it any proceeding seeking (x) to adjudicate it a bankrupt or insolvent, (y) liquidation, winding up, reorganization, arrangement, adjustment, protection, relief or composition of it or its debts under any law relating to bankruptcy, insolvency, reorganization or relief of debtors including any plan of compromise or arrangement or other corporate proceeding involving or affecting its creditors, or (z) the entry of an order for relief or the appointment of a receiver, trustee or other similar official for it or for any substantial part of its properties and assets, and in the case of any such proceeding instituted against it (but not instituted by it), either the proceeding remains undismissed or unstayed for a period of 30 days, or any of the actions sought in such proceeding (including the entry of an order for relief against it or the appointment of a receiver, trustee, custodian or other similar official for it or for any substantial part of its properties and assets) occurs, or (iv) takes any corporate action to authorize any of the above actions;

the Administrative Agent (with the approval and instructions of the Majority Lenders) may, by notice to the Borrowers, terminate the Credit Facility (provided, however, that the Credit Facility shall automatically terminate, without notice of any kind, upon the occurrence of an event described in paragraph (p) above) and the Administrative Agent (with the approval and instructions of the Majority Lenders) may, by the same or further notice to the Borrowers, declare all indebtedness of the Borrowers to the Lenders pursuant to this Agreement (including (i) the face amount of all Bankers’ Acceptances issued and outstanding hereunder and (ii) the then contingent liability of the Issuing Lender under all Letters) to be immediately due and payable whereupon all such indebtedness shall immediately become and be due and payable without further demand or other notice of any kind, all of which are expressly waived by the Borrowers (provided, however, that all such indebtedness of the Borrowers to the Lenders shall automatically become due and payable without notice of any kind, upon the occurrence of an event described in paragraph (p) above).

Section 13.2                Refund of Overpayments with respect to Letters

With respect to each Letter for which the Issuing Lender has been paid all of its contingent liability pursuant to Section 9.1, Section 9.6 or Section 13.1 and provided that all amounts due by the Borrowers to the Issuing Lender under Section 9.1, Section 9.6 or Section 13.1 have been paid, the Issuing Lender agrees to pay to the Borrowers, upon the later of:

(a)           if the Letter is subject to an Order, the date on which any final and non-appealable order, judgment or other determination has been rendered or issued either permanently enjoining the Issuing Lender from paying under such Letter or terminating any outstanding Order; and

(b)           the earlier of:

(i)            the date on which either the original counterpart of such Letter is returned to the Issuing Lender for cancellation or the Issuing Lender is released by the beneficiary thereof from any further obligations in respect of such Letter;

(ii)           the expiry of such Letter; and

(iii)          (where the contingent liability under such Letter is less than the face amount thereof), all amounts possibly payable under such Letter have been paid;

an amount equal to any excess of the amount received by the Issuing Lender hereunder in respect of its contingent liability under such Letter over the total of amounts applied to reimburse the Issuing Lender for amounts paid by it under or in connection with such Letter (the Issuing Lender having the right to so appropriate such funds).

Section 13.3                Remedies Cumulative

The Borrowers expressly agree that the rights and remedies of the Administrative Agent and the Lenders under this Agreement are cumulative and in addition to and not in substitution for any rights or remedies provided by law.  Any single or partial exercise by the Administrative Agent or any Lender of any right or remedy for a default or breach of any term, covenant or condition in this Agreement does not waive, alter, affect or prejudice any other right or remedy to which the Administrative Agent or such Lender may be lawfully entitled for the same default or breach.  Any waiver by the Administrative Agent with the approval of the Majority Lenders or all of the Lenders in accordance with Section 14.14 of the strict observance, performance or compliance with any term, covenant or condition of this Agreement is not a waiver of any subsequent default and any indulgence by the Lenders with respect to any failure to strictly observe, perform or comply with any term, covenant or condition of this Agreement is not a waiver of the entire term, covenant or condition or any subsequent default.  No failure or delay by the Administrative Agent or any Lender in exercising any right shall operate as a waiver of such right nor shall any single or partial exercise of any power or right preclude its further exercise or the exercise of any other power or right.

Section 13.4                Set Off

In addition to any rights now or hereafter granted under applicable law, and not by way of limitation of any such rights, the Administrative Agent and each Lender is authorized, at any time that an Event of Default and has occurred and is continuing without notice to the Borrowers or to any other person, any such notice being expressly waived by the Borrowers, to set off, appropriate and apply any and all deposits, matured or unmatured, general or special, and any other indebtedness at any time held by or owing by the Administrative Agent or such Lender, as the case may be, to or for the credit of or the account of the Borrowers against and on account of the obligations and liabilities of the Borrowers which are due and payable to the Administrative Agent or such Lender, as the case may be, under the Credit Documents.

ARTICLE 14
THE ADMINISTRATIVE AGENT

Section 14.1                Appointment and Authorization of Administrative Agent

Each Lender hereby appoints and authorizes, and hereby agrees that it will require any assignee of any of its interests in the Credit Documents (other than the holder of a participation in its interests herein or therein) to appoint and authorize each of the Administrative Agent to take such actions as agent on its behalf and to exercise such powers under the Credit Documents as are delegated to the Administrative Agent by such Lender by the terms hereof, together with such powers as are reasonably incidental thereto.  The Administrative Agent or any of its respective directors, officers, employees or agents shall not be liable to any of the Lenders for any action taken or omitted to be taken by it or them thereunder or in connection therewith, except for its own gross negligence or wilful misconduct and each Lender hereby acknowledges that the Administrative Agent is entering into the provisions of this Section 14.1 on its own behalf and as agent and trustee for its directors, officers, employees and agents.

Section 14.2                Interest Holders

The Administrative Agent may treat each Lender set forth in Exhibit “A” hereto or the person designated in the last notice delivered to it under Section 15.5 as the holder of all of the interests of such Lender under the Credit Documents.

Section 14.3                Consultation with Counsel

The Administrative Agent may consult with legal counsel selected by it as counsel for the Administrative Agent and the Lenders and shall not be liable for any action taken or not taken or suffered by it in good faith and in accordance with the advice and opinion of such counsel.

Section 14.4                Documents

The Administrative Agent shall not be under any duty to the Lenders to examine, enquire into or pass upon the validity, effectiveness or genuineness of the Credit Documents or any instrument, document or communication furnished pursuant to or in connection with the Credit Documents and the Administrative Agent shall, as regards the Lenders, be entitled to assume that the same are valid, effective and genuine, have been signed or sent by the proper parties and are what they purport to be.

Section 14.5                Administrative Agent as Lender

With respect to those portions of the Credit Facility made available by it, the Administrative Agent shall have the same rights and powers under the Credit Documents as any other Lender and may exercise the same as though it were not the Administrative Agent.  The Administrative Agent and its respective Affiliates may accept deposits from, lend money to and generally engage in any kind of business with the Borrowers and their Affiliates and persons doing business with the Borrowers and/or any of their Affiliates as if it were not the Administrative Agent,  and without any obligation to account to the Lenders therefor.

Section 14.6                Responsibility of Administrative Agent

The duties and obligations of the Administrative Agent to the Lenders under the Credit Documents are only those expressly set forth herein. The Administrative Agent shall not have any duty to the Lenders to investigate whether a Default or an Event of Default has occurred.  The Administrative Agent shall, as regards the Lenders, be entitled to assume that no Default or Event of Default has occurred and is continuing unless the Administrative Agent has actual knowledge or has been notified by a Borrower of such fact or has been notified by a Lender that such Lender considers that a Default or Event of Default has occurred and is continuing, such notification to specify in detail the nature thereof.

Section 14.7                Action by Administrative Agent

The Administrative Agent shall be entitled to use its discretion with respect to exercising or refraining from exercising any rights which may be vested in it on behalf of the Lenders by and under this Agreement; provided, however, that the Administrative Agent shall not exercise any rights under Section 13.1 or under any Guarantee or expressed to be on behalf of or with the approval of the Majority Lenders without the request, consent or instructions of the Majority Lenders.  Furthermore, any rights of the Administrative Agent expressed to be on behalf of or with the approval of the Majority Lenders shall be exercised by the Administrative Agent upon the request or instructions of the Majority Lenders.  The Administrative Agent shall not incur any liability to the Lenders under or in respect of any of the Credit Documents with respect to anything which it may do or refrain from doing in the reasonable exercise of its judgment or which may seem to it to be necessary or desirable in the circumstances, except for its gross negligence or wilful misconduct.  The Administrative Agent shall in all cases be fully protected in acting or refraining from acting under any of the Credit Documents in accordance with the instructions of the Majority Lenders and any action taken or failure to act pursuant to such instructions shall be binding on all Lenders.  In respect of any notice by or action taken by the Administrative Agent hereunder, the Borrowers shall at no time be obliged to enquire as to the right or authority of the Administrative Agent to so notify or act.

Section 14.8                Notice of Events of Default

In the event that the Administrative Agent shall acquire actual knowledge or shall have been notified of any Default or Event of Default, the Administrative Agent shall promptly notify the Lenders and shall take such action and assert such rights under Section 13.1 of this Agreement and under the other Credit Documents as the Majority Lenders shall request in writing and the Administrative Agent shall not be subject to any liability by reason of its acting pursuant to any such request.  If the Majority Lenders shall fail for five Banking Days after receipt of the notice of any Default or Event of Default to request the Administrative Agent to take such action or to assert such rights under any of the Credit Documents in respect of such Default or Event of Default, the Administrative Agent may, but shall not be required to, and subject to subsequent specific instructions from the Majority Lenders, take such action or assert such rights (other than rights under Section 13.1 of this Agreement or under the other Credit Documents and other than giving an express waiver of any Default or any Event of Default) as it deems in its discretion to be advisable for the protection of the Lenders except that, if the Majority Lenders have instructed the Administrative Agent not to take such action or assert such rights, in no event shall the Administrative Agent act contrary to such instructions unless required by law to do so.

Section 14.9                Responsibility Disclaimed

The Administrative Agent shall not be under any liability or responsibility whatsoever as agent hereunder:

(a)                                 to any Borrower or any other Person as a consequence of any failure or delay in the performance by, or any breach by, the Administrative Agent, any Lender or Lenders of any of its or their obligations under any of the Credit Documents;

(b)                                 to any Lender or Lenders as a consequence of any failure or delay in performance by, or any breach by, any Borrower of any of its obligations under any of the Credit Documents; or

(c)                                  to any Lender or Lenders for any statements, representations or warranties in any of the Credit Documents or in any other documents contemplated thereby or in any other information provided pursuant to any of the Credit Documents or any other documents contemplated thereby or for the validity, effectiveness, enforceability or sufficiency of any of the Credit Documents or any other document contemplated thereby.

Section 14.10             Indemnification

The Lenders agree to indemnify the Administrative Agent (to the extent not reimbursed by the Borrowers) in their respective Pro Rata Shares from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any nature whatsoever which may be imposed on, incurred by or asserted against the Administrative Agent in any way relating to or arising out of any of the Credit Documents or any other document contemplated thereby or any action taken or omitted by the Administrative Agent under any of the Credit Documents or any document contemplated thereby, except that no Lender shall be liable to the Administrative Agent for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the gross negligence or wilful misconduct of the Administrative Agent.

Section 14.11             Credit Decision

Each Lender represents and warrants to the Administrative Agent that:

(a)                                 in making its decision to enter into this Agreement and to make its Pro Rata Share of the Credit Facility available to the Borrowers, it is independently taking whatever steps it considers necessary to evaluate the financial condition and affairs of the Borrowers and that it has made an independent credit judgment without reliance upon any information furnished by the Administrative Agent; and

(b)                                 so long as any portion of the Credit Facility is being utilized by the Borrowers, it will continue to make its own independent evaluation of the financial condition and affairs of the Borrowers.

Section 14.12             Successor Administrative Agent

Subject to the appointment and acceptance of a successor Administrative Agent as provided below, the Administrative Agent may, with the prior written consent of the Borrowers (which consent shall not be unreasonably withheld and shall not be required for so long as an Event of Default has occurred and is continuing), resign at any time by giving 30 days written notice thereof to the Borrowers and the Lenders.  Upon any such resignation, the Majority Lenders, with the prior written consent of the Borrowers (which consent shall not be required (x) if the successor Administrative Agent is an Affiliate or Subsidiary of the Administrative Agent on the Closing Date, or (y) for so long as an Event of Default has occurred and is continuing), shall have the right to appoint a successor Administrative Agent who shall be one of the Lenders unless none of the Lenders wishes to accept such appointment.  If no successor Administrative Agent shall have been so appointed and shall have accepted such appointment by the time of such resignation, then the retiring Administrative Agent on behalf of the Lenders and with the prior written consent of the Borrowers (which consent shall not be required for so long as an Event of Default has occurred and is continuing), appoint a successor Administrative Agent which shall be a financial institution listed on Schedule I or II of the Bank Act (Canada) which has combined capital and reserves in excess of Cdn. $250,000,000 and has an office in Toronto.  Upon the acceptance of any appointment as Administrative Agent hereunder by a successor Administrative Agent, such successor Administrative Agent shall thereupon succeed to and become vested with all the rights, powers, privileges, duties and obligations of the retiring Administrative Agent (in its capacity as Administrative Agent but not in its capacity as a Lender) and the retiring Administrative Agent shall be discharged from its duties and obligations hereunder (in its capacity as Administrative Agent but not in its capacity as a Lender).  After any retiring Administrative Agent’s resignation hereunder as the Administrative Agent, provisions of this Article 14 shall continue in effect for its benefit in respect of any actions taken or omitted to be taken by it while it was acting as the Administrative Agent.

Section 14.13             Delegation by Administrative Agent

With the prior approval of the Majority Lenders, the Administrative Agent shall have the right to delegate any of its duties or obligations hereunder as Administrative Agent to any Affiliate of the Administrative Agent so long as the Administrative Agent shall not thereby be relieved of such duties or obligations.

Section 14.14             Waivers and Amendments

(1)           Subject to Section 14.14(2) and Section 14.14(3), any term, covenant or condition of any of the Credit Documents may only be amended with the prior consent of the Borrowers and the Majority Lenders or compliance therewith may be waived (either generally or in a particular instance and either retroactively or prospectively) by the Majority Lenders and in any such event the failure to observe, perform or discharge any such covenant, condition or obligation, so amended or waived (whether such amendment is executed or such consent or waiver is given before or after such failure), shall not be construed as a breach of such covenant, condition or obligation or as a Default or Event of Default.

(2)                                 Notwithstanding Section 14.14(1), without the prior written consent of each Lender, no such amendment or waiver shall directly:

(a)                                 increase the amount of the Credit Facility or the amount of the Individual Commitment of any Lender with respect to the Credit Facility;

(b)                                 subject to Section 9.2, extend the Maturity Date;

(c)                                  extend the time for the payment of interest on Loans, forgive any portion of principal thereof, reduce the stated rate of interest thereon or amend the requirement of pro rata application of all amounts received by the Administrative Agent in respect of the Credit Facility;

(d)                                 change the percentage of the Lenders’ requirement to constitute the Majority Lenders or otherwise amend the definition of Majority Lenders;

(e)                                  reduce the stated amount or postpone the date for payment of any fees or other amount to be paid pursuant to Article 7 or Article 8 of this Agreement;

(f)                                   permit any subordination of any of the Obligations;

(g)                                  release, discharge or amend the joint and several covenant of the Borrowers hereunder, or any of the Guarantees, in whole or in part; or

(h)                                 alter the terms of this Section 14.14.

(3)                                 No amendment to or waiver of any provision hereof to the extent it affects the rights or obligations of the Administrative Agent shall be effective without the prior written consent of the Administrative Agent.

(4)                                 No amendment to or waiver of Article 14 or any other provision hereof to the extent it affects the rights or obligations of the Issuing Lender shall be effective without the prior written consent of the Issuing Lender.

(5)                                 No amendment to or waiver of Section 2.7 or any other provision hereof to the extent it affects the rights or obligations of the Swingline Lender shall be effective without the prior written consent of the Swingline Lender.

Section 14.15                                        Determination by Administrative Agent Conclusive and Binding

Any determination to be made by the Administrative Agent on behalf of or with the approval of the Lenders or the Majority Lenders under this Agreement shall be made by the Administrative Agent in good faith and, if so made, shall be binding on all parties, absent manifest error.

Section 14.16                                        Adjustments among Lenders after Acceleration

(1)                                 The Lenders agree that, at any time after all indebtedness of the Borrowers to the Lenders pursuant hereto has become immediately due and payable pursuant to Section 13.1 or after the cancellation or termination of the Credit Facility, they will at any time or from time to time upon the request of any Lender through the Administrative Agent purchase portions of the availments made available by the other Lenders which remain outstanding, and make any other adjustments which may be necessary or appropriate, in order that the amounts of the availments made available by the respective Lenders which remain outstanding, as adjusted pursuant to this Section 14.16, will be in the same proportions as their respective Pro Rata Shares thereof with respect to the Credit Facility immediately prior to such acceleration, cancellation or termination.

(2)                                 The Lenders agree that, at any time after all indebtedness of the Borrowers to the Lenders pursuant hereto has become immediately due and payable pursuant to Section 13.1 or after the cancellation or termination of the Credit Facility, the amount of any repayment made by the Borrowers under this Agreement, and the amount of any proceeds of the exercise of any rights or remedies of the Lenders under the Credit Documents, which are to be applied against amounts owing hereunder as principal, will be so applied in a manner such that to the extent possible, the availments made available by the respective Lenders which remain outstanding, after giving effect to such application, will be in the same proportions as their respective Pro Rata Shares thereof with respect to the Credit Facility immediately prior to the cancellation of termination thereof immediately prior to such acceleration, cancellation or termination.

(3)                                 For greater certainty, the Lenders acknowledge and agree that without limiting the generality of the provisions of Section 14.16(1) and Section 14.16(2), such provisions will have application if and whenever any Lender shall obtain any payment (whether voluntary, involuntary, through the exercise of any right of set-off, compensation, or otherwise), on account of any monies owing or payable by a Borrower to it under the Credit Documents in excess of its pro rata share of payments on account of monies owing by such Borrower to all the Lenders thereunder.

(4)                                 Each Borrower agrees to be bound by and to do all things necessary or appropriate to give effect to any and all purchases and other adjustments made by and between the Lenders pursuant to this Section 14.16.

(5)                                 The Lenders agree that (i) to the extent that, pursuant to Section 13.1, the Borrowers have paid to the Issuing Lender the contingent liability under all outstanding Letters, the other Lenders shall have no further liability with respect to such Letters, and (ii) such amount paid to the Issuing Lender shall not be subject to redistribution pursuant to Section 14.17.

Section 14.17                                       Redistribution of Payment

If a Lender shall receive payment of a portion of the aggregate amount of principal and interest due to it hereunder which is greater than the proportion received by any other Lender in respect of the aggregate amount of principal and interest due in respect of the Credit Facility (having regard to the respective Individual Commitments of the Lenders), the Lender receiving such proportionately greater payment shall purchase a participation (which shall be deemed to have been done simultaneously with receipt of such payment) in that portion of the aggregate outstanding credit of the other Lender or Lenders so that the respective receipts shall be pro rata to their respective participation in the credits; provided, however, that if all or part of such proportionately greater payment received by such purchasing Lender shall be recovered from the relevant Borrower, such purchase shall be rescinded and the purchase price paid for such participation shall be returned by such selling Lender or Lenders to the extent of such recovery, but without interest.

Section 14.18                                        Distribution of Notices

Except as otherwise expressly provided herein, promptly after receipt by the Administrative Agent of any notice or other document which is delivered to the Administrative Agent hereunder on behalf of the Lenders, the Administrative Agent shall provide a copy of such notice or other document to each of the Lenders.

Section 14.19                                        Enforcement

The Administrative Agent reserves the sole right to enforce, or otherwise deal with, any and all Guarantees and to deal with the Obligors in connection therewith; provided, however, that the Administrative Agent shall so enforce, or otherwise deal with, any and all Guarantees as the Majority Lenders shall instruct.

Section 14.20                                        Application of Proceeds of Realization

All amounts received by the Administrative Agent from or on behalf of the Borrowers and not previously applied pursuant to this Agreement shall be held by the Administrative Agent for the rateable benefit of itself and the Lenders in accordance with the provisions hereof and shall be applied and distributed, and the claims of the Administrative Agent and the Lenders shall be deemed to have the relative priorities which would result in the amounts being applied and distributed, as follows:

(a)                                 firstly, to the payment of all reasonable costs and expenses incurred by or on behalf of the Administrative Agent (including, without limitation, all legal fees and disbursements) in the exercise of all or any of the powers granted to it hereunder or under the Guarantees;

(b)                                 secondly, to the payment or prepayment of the Obligations (including holding as cash collateral to be applied against Obligations which have not then matured) to the Lenders pro rata in accordance with the Obligations owing to the Lenders; and

(c)                                  the balance, if any, to the Borrowers or as otherwise required in accordance with applicable law.

ARTICLE 15
MISCELLANEOUS

Section 15.1                                               Notices

All notices and other communications provided for herein shall be in writing and shall be personally delivered to an officer or other responsible employee of the addressee or sent by facsimile, charges prepaid or sent by electronic mail in PDF format, at or to the applicable addresses or facsimile numbers, as the case may be, set out opposite the parties name on the signature page hereof (other than any Drawdown Notice, Rollover Notice or Conversion Notice which shall be sent to the Administrative Agent at the address specified in the form of the applicable Exhibit hereto) or at or to such other address or addresses, facsimile number or numbers as any party hereto may from time to time designate to the other parties in such manner.  Any communication which is personally delivered as aforesaid shall be deemed to have been validly and effectively given on the date of such delivery if such date is a Banking Day and such delivery received before 4:00 p.m. (Toronto time); otherwise, it shall be deemed to have been validly and effectively given on the Banking Day next following such date of delivery.  Any communication which is transmitted by facsimile or electronic mail as aforesaid shall be deemed to have been validly and effectively given on the date of transmission if such date is a Banking Day and such transmission was received before 4:00 p.m. (Toronto time); otherwise, it shall be deemed to have been validly and effectively given on the Banking Day next following such date of transmission.

Section 15.2                                               Severability

Any provision hereof which is prohibited or unenforceable shall be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof.

Section 15.3                                               Counterparts

This agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument.

Section 15.4                                               Successors and Assigns

This agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

Section 15.5                                               Assignment

(1)                                 Neither the Credit Documents nor the benefit thereof may be assigned by any Borrower.

(2)                                 A Lender may at any time sell to one or more other persons (“Participants”) participating interests in any credit outstanding hereunder, any commitment of the Lender hereunder or any other interest of the Lender hereunder.  In the event of any such sale by a Lender of a participating interest to a Participant, the Lender’s obligations under this Agreement to the relevant Borrower shall remain unchanged, the Lender shall remain solely responsible for the performance thereof and the relevant Borrower shall continue to be obligated to the Lender in connection with the Lender’s rights under this Agreement.  Each Borrower agrees that if amounts outstanding under this Agreement are due and unpaid, or shall have been declared to be or shall have become due and payable upon the occurrence of an Event of Default, or any Default which might mature into an Event of Default, each Participant shall be deemed to have the right of setoff in respect of its participating interest in amounts owing under this Agreement to the same extent as if the amount of its participating interest were owing directly to it as the relevant Lender under this Agreement.  Each Borrower also agrees that each Participant shall be entitled to the benefits of Article 8 with respect to its participation hereunder; provided, that no Participant shall be entitled to receive any greater amount pursuant to such Article than the Lender would have been entitled to receive in respect of the amount of the participation transferred by the Lender to such Participant had no such transfer occurred.

(3)                                 With the prior written consent of the Issuing Lender, Swingline Lender, the Administrative Agent and, prior to a Default or Event of Default that has occurred and is continuing, the Canadian Borrower, (in each case, such consent not to be unreasonably withheld), a Lender may at any time sell all or any part of its rights and obligations under the Credit Documents (but not less than US$5,000,000) to one or more Persons (“Purchasing Lenders”), provided that such consent is not required in the case of the sale by a Schedule II Lender to its Affiliate that is listed in Schedule III to the Bank Act (Canada) or by a Schedule III Lender to its Affiliate that is listed in Schedule II to the Bank Act (Canada) or for an assignment by one Lender to its Affiliates or to another Lender.  For the avoidance of doubt, no such consents shall be required and no such restriction shall apply in the case of a pledge or assignment of a security interest in all or any portion of a Lender’s rights under this Agreement to a Federal Reserve Bank.  Any consent to be provided by the Canadian Borrower must not be unreasonably withheld or delayed, provided that it shall not be unreasonable for the Canadian Borrower to withhold its consent to the extent that any such sale would result in increased costs to a Borrower.  Upon such sale, the Lender shall, to the extent of such sale, be released from its obligations under the Credit Documents and each of the Purchasing Lenders shall become a party to the Credit Documents to the extent of the interest so purchased.  Any such assignment by a Lender shall not be effective unless and until such Lender has paid to the Administrative Agent an assignment fee in the amount of US$3,500 for each Purchasing Lender, unless and until the Purchasing Lender has executed an instrument substantially in the form of Exhibit “G”  hereto whereby the Purchasing Lender has agreed to be bound by the terms of the Credit Documents as a Lender and has agreed to specific Individual Commitments and a specific address and facsimile number for the purpose of notices as provided in Section 15.1, unless and until the requisite consents to such assignment have been obtained, unless and until a copy of a fully executed copy of such instrument has been delivered to each of the Administrative Agent and the Borrowers.  Upon any such assignment becoming effective, Exhibit “A” hereto shall be deemed to be amended to include the Purchasing Lender as a Lender with the specific Individual Commitment, address and facsimile number as aforesaid and the Individual Commitment of the Lender making such assignment shall be deemed to be reduced by the amount of the Individual Commitment of the Purchasing Lender.

(4)                                 Each Borrower authorizes the Administrative Agent and the Lenders to disclose to any Participant or Purchasing Lender (each, a “Transferee”) and any prospective Transferee and authorizes each of the Lenders to disclose to any other Lender, the Credit Documents, any related documentation and any and all information in their possession concerning the Borrowers and their Subsidiaries which has been delivered to them by or on behalf of the Borrowers pursuant to this Agreement or which has been delivered to them by or on behalf of the Borrowers in connection with their credit evaluation of the Companies prior to becoming a party to this Agreement (collectively, “Information”) so long as any such Transferee agrees not to disclose any confidential, non-public information to any person other than its non-brokerage affiliates, employees, accountants or legal counsel, unless required by law.  Each Borrower further agrees to cooperate with the Lenders in effecting any sales or participations pursuant to the terms hereof.

(5)                                 Each Borrower also authorizes the Administrative Agent and the Lenders to disclose Information (a) to its Affiliates and to its and its Affiliates’ respective partners, directors, officers, employees, agents, advisors and other representatives (it being understood that the persons to whom such disclosure is made will be informed not to disclose any confidential non-public Information and instructed to keep such Information confidential), (b) to the extent requested by any Official Body or regulatory authority (including any self-regulatory authority), (c) to the extent required by applicable laws or as may be compelled in a judicial or administrative proceeding, (d) in connection with the exercise of any remedies hereunder or under any other Credit Document or any action or proceeding relating to this Agreement or any other Credit Document or the enforcement of rights hereunder or thereunder, (e) subject to an agreement containing provisions substantially the same as those of this Section 15.5(5), to (i) any actual or prospective counterparty (or its advisors) to any swap or derivative transaction relating to Companies and their obligations or (ii) any rating agency for the purpose of obtaining a credit rating applicable to any Lender, (f) with the consent of the Canadian Borrower or (g) to the extent such Information (i) becomes publicly available other than as a result of a breach of this Section or (ii) becomes available to the Administrative Agent, any Lender, or any of their respective Affiliates on a non confidential basis from a source other than the Borrowers. Any Person required to maintain the confidentiality of any confidential non-public Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such person would accord to its own confidential information.

Section 15.6                                               Entire Agreement

This agreement and the agreements referred to herein and delivered pursuant hereto (including, without limitation, the Fee Letters) constitute the entire agreement between the parties hereto and supersede any prior agreements, undertakings, declarations, representations and understandings, both written and verbal, in respect of the subject matter hereof.

Section 15.7                                               Further Assurances

The Borrowers shall from time to time and at all times hereafter, upon every reasonable request of the Administrative Agent, make, do, execute, and deliver or cause to be made, done, executed and delivered all such further acts, deeds, assurances and things as may be necessary in the opinion of the Administrative Agent for more effectually implementing and carrying out the true intent and meaning of the Credit Documents or any agreement delivered pursuant thereto, in form and substance satisfactory to the Administrative Agent, as the Administrative Agent may from time to time reasonably request, to ensure each Guarantor has executed and delivered a Guarantee.

Section 15.8                                               Judgment Currency

(1)                                 If, for the purpose of obtaining or enforcing judgment against any Borrower in any court in any jurisdiction, it becomes necessary to convert into a particular currency (such currency being hereinafter in this Section 15.8 referred to as the “Judgment Currency”) an amount due in another currency (such other currency being hereinafter in this Section 15.8 referred to as the “Indebtedness Currency”) under this Agreement, the conversion shall be made at the rate of exchange prevailing on the Banking Day immediately preceding:

(a)                                 the date of actual payment of the amount due, in the case of any proceeding in the courts of the Province of Ontario or in the courts of any other jurisdiction that will give effect to such conversion being made on such date; or

(b)                                 the date on which the judgment is given, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 15.8(1)(b) being hereinafter in this Section 15.8 referred to as the “Judgment Conversion Date”).

(2)                                 If, in the case of any proceeding in the court of any jurisdiction referred to in Section 15.8(1)(b), there is a change in the rate of exchange prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the Borrowers shall pay to the appropriate judgment creditor or creditors such additional amount (if any, but in any event not a lesser amount) as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the rate of exchange prevailing on the date of payment, will produce the amount of the Indebtedness Currency which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the rate of exchange prevailing on the Judgment Conversion Date.

(3)                                 Any amount due from the Borrowers under the provisions of Section 15.8(2) shall be due to the appropriate judgment creditor or creditors as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Agreement.

(4)                                 The term “rate of exchange” in this Section 15.8 means the noon spot rate of exchange for Canadian interbank transactions applied in converting the Indebtedness Currency into the Judgment Currency published by the Bank of Canada for the day in question.

Section 15.9                                               Governing Law.

(1)                                 This Agreement will be governed by, interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

(2)                                 Each of the Borrowers irrevocably attorns and submits to the non-exclusive jurisdiction of any court of competent jurisdiction of the Province of Ontario sitting in Toronto, Ontario in any action or proceeding arising out of or relating to this Agreement and the other Credit Documents to which it is a party.  Each of the Borrowers irrevocably waives objection to the venue of any action or proceeding in such court or that such court provides an inconvenient forum.  Nothing in this Section limits the right of the Administrative Agent and the Lenders to bring proceedings against the Borrowers in the courts of any other jurisdiction.

(3)                                 Each of the Borrowers hereby irrevocably consents to the service of any and all process in any such action or proceeding by the delivery of copies of such process to the Borrowers at their respective addresses specified pursuant to Section 15.1.  Nothing in this Section affects the right of the Administrative Agent and the Lenders to serve process in any manner permitted by law.

Section 15.10                                        Waiver of Jury Trial.

Each Borrower hereby waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any legal proceeding directly or indirectly arising out of or relating to this Agreement, any other Credit Document or the transactions contemplated hereby (whether based on contract, tort or any other theory).  Each party hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 15.10.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF the parties hereto have executed and delivered this Agreement on the date first written above.

Franco-Nevada Corporation
P.O. Box 467, Exchange Tower		FRANCO-NEVADA CORPORATION
Suite 740, 130 King St. W.
Toronto ON M5X 1E4
		By:	“David Harquail”
Authorizing Signing Officer
Attention:	Chief Financial Officer
Facsimile:	(416) 306-6330
Email:	rana@franco-nevada.com

And

Attention:	Chief Legal Officer
Facsimile:	(416) 306-6330
Email:	Hong@franco-nevada.com

Franco-Nevada U.S. Corporation
1745 Shea Center Drive, Suite 400		FRANCO-NEVADA U.S. CORPORATION
Highlands Ranch, Colorado 80129

		By:	“Jeffery Jenkins”
Authorizing Signing Officer
Attention:	Chief Financial Officer
Facsimile:	(416) 306-6330
Email:	rana@franco-nevada.com

CREDIT AGREEMENT

Canadian Imperial Bank of Commerce		CANADIAN IMPERIAL BANK OF COMMERCE, NEW YORK AGENCY, as Administrative Agent and a Lender
161 Bay Street, 8th Floor
Toronto, Ontario M5J 2S8
“Peter Rawlins”
Attention:	Peter Rawlins
	Executive Director -	By:
	Corporate Credit Products		Authorizing Signing Officer
Facsimile:	(416) 594-8347
E-mail:	Peter.rawlins@cibc.ca	“Scott Curtis”

and		By:
Authorizing Signing Officer

Canadian Imperial Bank of Commerce
40 Dundas Street West, 5th Floor
Toronto, Ontario M5G 2C2

Attention:	Mr. David Evelyn
Facsimile:	(416) 956-3830
E-mail:	David.evelyn@cibc.ca

Copy to:

Frank Vivacqua,
Assistant General Counsel, Commerce Court
West, 199 Bay Street, 11th Floor, Toronto, ON
M5L 1A2, fax: (416) 304-4573, email:
frank.vivacqua@cibc.com.

CREDIT AGREEMENT

Canadian Imperial Bank of Commerce,		CANADIAN IMPERIAL BANK OF COMMERCE, NEW YORK AGENCY, as Administrative Agent and a Lender
New York Agency
Corporate Credit Products
425 Lexington Avenue			“Eoin Roche”
4th Floor
New York, NY 10017		By:
Authorizing Signing Officer
Attention:	Dominic Sorresso
Facsimile:	(212) 856-3761
E-mail:	dominic.sorresso@us.cibc.com		“Dominic Sorresso”
By:
Authorizing Signing Officer

Copy to:

CIBC Inc.
425 Lexington Avenue, 3rd Floor
New York, NY 10017

Attention:	General Counsel

Facsimile:	(212) 667-8366
E-mail:

CREDIT AGREEMENT

Bank of Montreal		BANK OF MONTREAL, as a Lender
100 King Street West, 4th Floor
Toronto, ON M5X 1H3			“Derek Tovich”

Attention:	Derek Tovich	By:
	Director — Loan Products Group		Authorizing Signing Officer
Facsimile:	(416) 359-7796
Phone:	(416) 359-4313
Email:	Derek.tovich@bmo.com	By:
Authorizing Signing Officer

CREDIT AGREEMENT

Bank of Montreal, Chicago Branch		BANK OF MONTREAL, CHICAGO BRANCH, as a Lender
115 South LaSalle Street, 20W
Chicago, IL 60603
“Yacouba Kane”
Attention:	Yacouba Kane
	Vice President — Loan Products Group	By:
Facsimile:	(312) 293-4948		Yacouba Kane
Phone:	(312) 461-2747
Email:	yacouba.kane@bmo.com
By:
Authorizing Signing Officer

CREDIT AGREEMENT

Royal Bank of Canada		ROYAL BANK OF CANADA, as a Lender
4th Floor, South Tower
Royal Bank Plaza			“Stam Fountoulakis”
200 Bay Street		By:
Toronto, ON M5J 2W7			Stam Fountoulakis
Authorized Signatory

Attention:	Stam Fountoulakis, Managing Director
Facsimile:	(416) 842-5320
E-mail:	stam.fountoulakis@rbccm.com	By:

CREDIT AGREEMENT

The Bank of Nova Scotia		THE BANK OF NOVA SCOTIA, as a Lender
Corporate Banking — Global Mining
40 King Street West, 62nd Floor			“Michael Eddy”
P.O. Box 4085, Station A
Toronto, Ontario M5W 2X6		By:
Michael Eddy, Managing Director
Attention:	Managing Director
Facsimile:	(416) 866-2009		“Carla Deeks”
E-mail:	michael.eddy@scotiabank.com
	carla.deeks@scotiabank.com	By:
Carla Deeks, Associate Director

CREDIT AGREEMENT

National Bank of Canada		NATIONAL BANK OF CANADA, as a Lender
1155 Metcalfe, 5th Floor
Montreal, QC, H3B 4S9			“Roch Ledoux”

Attention:	Roch Ledoux, Director	By:
	Credit Capital Markets		Roch Ledoux
Facsimile:	(514) 390-7860
Email:	roch.ledoux@bnc.ca		“Bruno Lévesque”

By:
Bruno Lévesque

CREDIT AGREEMENT

Bank of America, N.A., Canada Branch		BANK OF AMERICA, N.A., CANADA BRANCH, as a Lender

Attention:	Marc Ahlers
Facsimile:	(403) 237-7372	By:
E-mail:	marc.ahlers@baml.com		Authorizing Signing Officer

“Marc Ahlers”

By:
Authorizing Signing Officer

CREDIT AGREEMENT

SCHEDULE 10.1(o)

CORPORATE STRUCTURE

See attached.

Corporate Structure

January 1, 2013

Franco-Nevada Corporation ("FNC") (CBCA)
100%
Franco-Nevada Alberta Corporation ("FN Alberta") (Alberta)
99%
1%
Franco-Nevada Mexico Corporation, S.A. de C.V. ("FN Mexico") (Mexico)
100%
Franco-Nevada Canada Holdings Corp. ("FN Canada Holdings") (CBCA)
100%
FN Subco Inc. ("FN Subco") (British Columbia)
100%
Franco-Nevada GLW Holdings Corp. ("FN GLW") (British Columbia)
100%
Franco-Nevada (Barbados) Corporation ("FN Barbados") (Barbados)
100%
Franco-Nevada Australia Pty Ltd. ("FN Australia") (Australia)
100%
Franco-Nevada LRC Holdings Corp. ("FN LRC") (British Columbia)
100%
Minera Global Copper Chile S.A. ("Minera Chile") (Chile)
100%
Franco-Nevada Alberta Holdings ULC ("FN ULC") (Alberta)
100%
Franco-Nevada U.S. Holding Corp. ("FN U.S. Holding") (Delaware)
100%
Franco-Nevada U.S. Corporation ("FN U.S.") (Delaware)

SCHEDULE 11.2(e)
RELATED PARTY TRANSACTIONS

Nil.

EXHIBIT “A”
LENDERS’ COMMITMENTS

Name of Lender	Individual Commitment		Canadian Borrower Sublimit		US Borrower Sublimit
Canadian Imperial Bank of Commerce (Designated Lender on Closing Date: Canadian Imperial Bank of Commerce, New York Agency)	US$	121,668,000	US$	85,167,600	US$	36,500,400
Royal Bank of Canada	US$	121,666,000	US$	85,166,200	US$	36,499,800
Bank of Montreal (Designated Lender on Closing Date: Bank of Montreal, Chicago Branch)	US$	121,666,000	US$	85,166,200	US$	36,499,800
Bank of America, N.A., Canada Branch	US$	45,000,000	US$	31,500,000	US$	13,500,000
The Bank of Nova Scotia	US$	45,000,000	US$	31,500,000	US$	13,500,000
National Bank of Canada	US$	45,000,000	US$	31,500,000	US$	13,500,000
TOTAL COMMITMENT	US$	500,000,000	US$	350,000,000	US$	150,000,000

EXHIBIT “B”
FORM OF DRAWDOWN NOTICE

[Date]

Canadian Imperial Bank of Commerce
as Administrative Agent
[Wholesale Banking Operations, Credit Processing Services

595 Bay Street, 5th Floor, Toronto, ON   M5G 2C2]

Attention: [Global Agent Administration]

Fax No: [416-956-3830]

Email: [Marina.Tellis@cibc.ca]

Dear Sirs:

The undersigned, [Franco-Nevada Corporation][Franco-Nevada US Corporation] (the “Borrower”), refers to the credit agreement dated as of •, 2013 (as further amended, supplemented or restated from time to time, the “Credit Agreement”, the terms defined therein being used herein as therein defined) among Franco-Nevada Corporation and Franco-Nevada US Corporation, as borrowers, the financial institutions party thereto, as lenders, and Canadian Imperial Bank of Commerce, as administrative agent for the Lenders, and gives you notice pursuant to Section 4.1 of the Credit Agreement that the Borrower requests an extension of credit under the Credit Agreement, and, in that connection, sets forth below the information relating to such extension of credit (the “Proposed Borrowing”) as required by Section 4.1 of the Credit Agreement:

1.                                      The date of the Proposed Borrowing, being a Banking Day, is •.

2.                                      The types of Loans comprising the Proposed Borrowing are •.1

3.                                      The principal amount of each Loan (or the face amount of any Bankers Acceptance Loan) comprising the Proposed Borrowing is •.2

4.                                      The initial Interest Period applicable to the LIBOR Loan comprised in the Proposed Borrowing (if any) and the maturity date is •.3

5.                                      The term of the Banker’s Acceptance Loan comprised in the Proposed Borrowing (if any) and the maturity date is •.4

6.                                      For any Letter comprised in the Proposed Borrowing:

(a)                                 The name and address of the beneficiary is •

1                   Specify Prime Rate Loan, Base Rate Loan, LIBOR Loan, Banker’s Acceptance or Letter.

2                   Specify the currency (Canadian Dollars or U.S. Dollars) in amounts permitted pursuant to Section 3.1.

3                   For a LIBOR Loan specify either 1, 2, 3 or 6 months (or such longer or shorter period as may have been approved by the Lenders).

4                   For a Banker’s Acceptance Loan, specify either 30, 60, 90 or 180 days (or such longer or shorter period as may have been approved by the Lenders).

(b)                                 Currency and amount of the Letter is •.5

(c)                                  Maturity date of the Letter is •.6

(d)                                 The proposed type of Letter is •.7

(e)                                  Subsidiary on behalf of which Letter is to be issued (if any): •

7.                                      [The Administrative Agent is hereby irrevocably authorized and directed to advance the proceeds of the Proposed Borrowing as follows: • and this shall be your good, sufficient and irrevocable authority for so doing.]8

Yours truly,
[BORROWER]

By:
Authorized Signing Officer

5                   Specify the currency, amount and maturity date in accordance with Section 3.1 and Section 3.11.

6                   Specify the maturity date in accordance with Section 3.11.

7                   Specify either financial or performance.  Specify the proposed applicable conditions of drawing and documentary requirements.

8                   Only applicable if the proceeds of the Proposed Borrowing are not to be credited to the relevant Designated Account.

2

EXHIBIT “C”
FORM OF REIMBURSEMENT AGREEMENT

TO:                         Canadian Imperial Bank of Commerce (the “Issuing Lender”)

RE:                          Credit Agreement dated as of •, 2013 (as further amended, supplemented modified or replaced from time to time, the “Credit Agreement”, the terms defined therein being used herein as therein defined) among Franco-Nevada Corporation and Franco-Nevada US Corporation, as borrowers, the financial institutions party thereto, as lenders, and Canadian Imperial Bank of Commerce, as administrative agent for the Lenders

For good and valuable consideration, the undersigned hereby agrees to immediately reimburse the Issuing Lender the amount of each and any demand or other request for payment presented to and paid by the Issuing Lender in accordance with each Letter issued by the Issuing Lender on behalf of the undersigned (even if, under laws applicable to the rights of the beneficiary of such Letter, a demand or other request for payment is validly presented after expiry of such Letter).

DATED as of the • day of •, 20•.

[SUBSIDIARY]
By:
Authorized Signing Officer

EXHIBIT “D”
FORM OF ROLLOVER NOTICE

[Date]

Canadian Imperial Bank of Commerce
as Administrative Agent
[Wholesale Banking Operations, Credit Processing Services

595 Bay Street, 5th Floor, Toronto, ON   M5G 2C2]

Attention: [Global Agent Administration]

Fax No: [416-956-3830]

Email: [Marina.Tellis@cibc.ca]

Dear Sirs:

The undersigned, [Franco-Nevada Corporation][Franco-Nevada U.S. Corporation] (the “Borrower”), refers to the credit agreement dated •, 2013 (as further amended, supplemented or restated from time to time, the “Credit Agreement”, the terms defined therein being used herein as therein defined) among Franco-Nevada Corporation and Franco-Nevada US Corporation, as borrowers, the financial institutions party thereto, as lenders, and Canadian Imperial Bank of Commerce, as administrative agent for the Lenders, and gives you notice pursuant to Section 5.3 of the Credit Agreement that the Borrower requests a rollover of an extension of credit under the Credit Agreement, and, in that connection, sets forth below the information relating to such rollover of extension of credit (the “Proposed Rollover”) as required by Section 5.3 of the Credit Agreement:

1.                                      The date of the Proposed Rollover, being a Banking Day, is •.

2.                                      In the case of maturing BA Instruments:

(a)                                 The maturity date of the maturing BA Instruments is •.

(b)                                 The face amount of the maturing BA Instruments is • and the face amount to be replaced with new BA Instruments pursuant to the Proposed Rollover is •.1

(c)                                  The term and the maturity date of the new BA Instruments is •.2

3.                                      In the case of maturing LIBOR Loans:

(a)                                 The maturity date of the maturing LIBOR Loan is •.

1                   Specify in amounts permitted pursuant to Section 3.1.

2                   Specify either 30, 60, 90 or 180 days (or such longer or shorter period as may have been approved by the Lenders).

(b)                                 The principal amount of the maturing LIBOR Loan is • and the principal amount to be replaced pursuant to the Proposed Rollover is •.3

(c)                                  The Interest Period and the maturity date for the replacement LIBOR Loan is •.4

Yours truly,
[BORROWER]

By:
Authorized Signing Officer

3                   Specify in amounts permitted pursuant to Section 3.1.

4                   Specify either 1, 2, 3 or 6 months (or such longer or shorter period as may have been approved by the Lenders).

2

EXHIBIT “E”
CONVERSION NOTICE

[Date]

Canadian Imperial Bank of Commerce
as Administrative Agent
[Wholesale Banking Operations, Credit Processing Services

595 Bay Street, 5th Floor, Toronto, ON   M5G 2C2]

Attention: [Global Agent Administration]

Fax No: [416-956-3830]

Email: [Marina.Tellis@cibc.ca]

Dear Sirs:

The undersigned, [Franco-Nevada Corporation][Franco-Nevada U.S. Corporation] (the “Borrower”), refers to the credit agreement dated •, 2013 (as further amended, supplemented or restated from time to time, the “Credit Agreement”, the terms defined therein being used herein as therein defined) among Franco-Nevada Corporation and Franco-Nevada US Corporation, as borrowers, the financial institutions party thereto, as lenders, and Canadian Imperial Bank of Commerce, as administrative agent for the Lenders, and gives you notice pursuant to Section 6.4 of the Credit Agreement that the Borrower requests a conversion of an extension of credit under the Credit Agreement, and, in that connection, sets forth below the information relating to such conversion of extension of credit (the “Proposed Conversion”) as required by Section 6.4 of the Credit Agreement:

1.                                      The date of the Proposed Conversion, being a Banking Day, is •.

2.                                      The Loan to be converted is •1.

3.                                      The principal amount of the Loan (or face amount of the BA Instruments, as the case may be) or the portion thereof which is to be converted pursuant to the Proposed Conversion is •.

4.                                      The Loan is to be converted into • having a [principal amount/face amount] of •.2

5.                                      If an outstanding Loan is to be converted into a LIBOR Loan, the applicable Interest Period and maturity date is •.3

6.                                      If an outstanding Loan is to be converted into a Bankers Acceptance Loan, the term and maturity date of the new Bankers’ Acceptances is •.4

1                   Specify Prime Rate Loan, Base Rate Loan, LIBOR Loan or Banker’s Acceptance.

2                   Specify the currency (Canadian Dollars or U.S. Dollars) in amounts permitted pursuant to Section 3.1.

3                   Specify either 1, 2, 3 or 6 months (or such longer or shorter period as may have been approved by the Lenders).

Yours truly, [BORROWER]

By:
Authorized Signing Officer

4                   Specify either 30, 60, 90 or 180 days (or such longer or shorter period as may have been approved by the Lenders).

2

EXHIBIT “F”
FORM OF COMPLIANCE CERTIFICATE

TO:                        Canadian Imperial Bank of Commerce, as Administrative Agent

AND TO:              The Lenders

The undersigned refers to the credit agreement dated •, 2013 (as further amended, supplemented or restated from time to time, the “Credit Agreement”, the terms defined therein being used herein as therein defined) among Franco-Nevada Corporation and Franco-Nevada U.S. Corporation, as borrowers, the financial institutions party thereto, as lenders, and Canadian Imperial Bank of Commerce, as administrative agent for the Lenders.

I, the undersigned [Chief Financial Officer] of the Canadian Borrower, certify, without personal liability, to the Administrative Agent and the Lenders, that on [date] (the “Determination Date”):

1.                                      I have read the provisions of the Credit Agreement which are relevant to this certificate and have made such examinations or investigations as are necessary to enable me to express an informed opinion on the matters contained in this certificate.

2.                                      As at the Determination Date the following calculations were true and correct:

(a) Tangible Net Worth (Section 11.1(l)) (refer to Schedule I for details)	US$

(b) Leverage Ratio (Section 11.1(m)) (refer to Schedule II for details)

3.                                      As at this date:

(a)                                 Except as set out on the attached Schedule B:

(i)                                     There have been no changes to the corporate structure set out in Schedule 10.1(o) to the Credit Agreement [except •]; and

(ii)                                  There are no Material Subsidiaries other than Franco-Nevada U.S. Corporation [and •];

(b)                                 3% of Consolidated Tangible Assets as determined from the most recent annual consolidated balance sheet of the Canadian Borrower delivered to the Administrative Agent pursuant to Section 11.1(a)(i) is US$                                             (refer to Schedule III for details);

(c)                                  No Default or Event of Default has occurred and is continuing;

(d)                                 None of the Obligors is in breach of any of the covenants, terms and conditions of the Credit Agreement or any other Credit Document;

(e)                                  The representations and warranties referred to in Section 10.1 of the Credit Agreement and the other Credit Documents are true and correct as though made on this date except where any such representation and warranty is made as of a specific date, such representation shall continue to refer to such date ;

(f)                                   The attached financial information is true and correct in all material respects; and

(g)                                  The financial statements delivered pursuant to Section 11.1(a) have been prepared in accordance with generally accepted accounting principles in effect on the date of such financial statements and the information contained therein is true and correct in all material respects, [subject only to year end audit adjustments, NTD: insert in compliance certificate accompanying interim financial statements], and present fairly and consistently the results of operations and changes in the financial position of the Canadian Borrower on a consolidated basis as of and to this date.

DATED the • day of •, 20•.

[Name, Chief Financial Officer]

2

SCHEDULE I

Details of Tangible Net Worth as per Section 11.1(l)

Actual

Equity	US$	(1)

Amounts attributable to Equity Interests which are redeemable on or prior to the Termination Date	US$	(2)

Goodwill, deferred expenses and other intangible assets	US$	(3)

Tangible Net Worth on Date of Determination [(1) — (2) — (3)]	US$

Minimum Required

Tangible Net Worth as of September 30, 2012	US$	(4)

75% of (4)	US$	(5)

Consolidated Net Income for each Fiscal Quarter after the Fiscal Quarter ending September 30, 2012	US$	(6)

50% of (6)	US$	(7)

Minimum Tangible Net Worth [(5) + (7)]	US$

SCHEDULE II

Details of Leverage Ratio as per Section 11.1(m)
(Ratio to be maintained in an amount less than or equal to 3.5:1.0 except as provided in Section 11.1(m))

Indebtedness for borrowed money	US$	(1)

Indebtedness deferred purchase price of property and services	US$	(2)

Indebtedness under conditional sale or other title retention agreements	US$	(3)

Current liabilities evidenced by a note or similar instrument	US$	(4)

Capital leases	US$	(5)

Net Market Value of Hedging Agreements	US$	(6)

Guarantee Obligations	US$	(7)

Retractable securities	US$	(8)

Consolidated Indebtedness [(1) + (2) + (3) + (4) + (5) + (6) + (7) + (8)]	US$	(9)

Unrestricted Cash	US$	(10)

Net Indebtedness [(9) — 10)]	US$	(11)

Consolidated Net Income	US$	(12)

Consolidated Interest Expenses	US$	(13)

Income taxes (other than income taxes attributable to extraordinary, unusual or nonrecurring gains or losses)	US$	(14)

Consolidated Depreciation Expenses	US$	(15)

Minority interests in earnings of Subsidiaries or equity losses	US$	(16)

Non-cash items reducing Consolidated Net Income	US$	(17)

Non-cash items increasing Consolidated Net Income	US$	(18)

Unusual or non-recurring non-cash charges	US$	(19)

Consolidated EBITDA(16) [(12) + (13) + (14) + (15) + (16) + (17) — (18) + (19)]	US$	(20)

17  Items (13) through (19) are without duplication and are added or subtracted only to the extent such items were subtracted or included for the purposes of determining Consolidated Net Income in item (12).

Rolling Consolidated EBITDA [(20) + Consolidated EBITDA for the immediately preceding 3 Fiscal Quarters]	US$	(21)

Leverage Ratio (11):(21)

SCHEDULE III

Details of Consolidated Tangible Assets as per paragraph (w) of Permitted Liens

Total amount of all assets	US$	(1)

Goodwill, deferred expenses and other intangible assets	US$	(2)

Consolidated Tangible Assets [(1) - (2)]	US$	(3)

3% of Consolidated Tangible Assets [3% of (3)]	US$

EXHIBIT “G”

FORM OF ASSIGNMENT AND ASSUMPTION AGREEMENT

Assignment and Assumption Agreement dated as of •, 20• between  (the “Assignor”) and • (the “Assignee”).

Reference is made to the credit agreement dated as of •, 2013 (as the same may be further amended, supplemented, modified or replaced from time to time, the “Credit Agreement”), between Franco-Nevada Corporation and Franco-Nevada U.S. Corporation, as borrowers, the financial institutions party thereto from time to time, as lenders, and Canadian Imperial Bank of Commerce as administrative agent for the Lenders (in such capacity, the “Administrative Agent”) for the Lenders.  Terms defined in the Credit Agreement are used herein as therein defined.

The Assignor and the Assignee agree as follows:

1.                                      The Assignor hereby sells and assigns to the Assignee, and the Assignee hereby purchases and assumes from the Assignor, a •% interest (in the amount of US $• (the “Assigned Commitment Amount”)) in and to all of the Assignor’s rights and obligations under the Credit Agreement as of the Effective Date (as defined below) (including such percentage interest in the Assignor’s Individual Commitment as in effect on the Effective Date, the credit extended by the Assignor under the Credit Facility and outstanding on the Effective Date and the corresponding rights and obligations of the Assignor under all of the Credit Documents).

2.                                      The Assignor (i) represents and warrants that as of the date hereof its Individual Commitment with respect to the Credit Facility is US $• (without giving effect to the assignment contemplated hereby), and the aggregate outstanding amount of credit extended by it under the Credit Facility is US $• (without giving effect to the assignment contemplated hereby); (ii) represents and warrants that it is the legal and beneficial owner of the interest being assigned by it hereunder and that such interest is free and clear of any adverse claim; (iii) makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with the Credit Documents or the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Credit Documents or any other instrument or document furnished pursuant thereto; (iv) makes no representation or warranty and assumes no responsibility with respect to the financial condition of any of the Companies or the performance or observance by the Companies of any of their obligations under the Credit Documents or any other instrument or document furnished pursuant thereto; and (v) gives notice to the Administrative Agent and the Borrowers of the assignment to the Assignee hereunder.

3.                                      The effective date of this Assignment (the “Effective Date”) shall be the later of • and the date on which (i) a copy of a fully executed copy of this Assignment has been delivered to the Borrowers and the Administrative Agent in accordance with Section 15.5(3) of the Credit Agreement, (ii) the consent of the Administrative Agent, the Issuing Lender, the Swingline Lender and, if applicable, the Canadian Borrower, has been obtained to the assignment hereunder, (iii) the Assignee has paid to the Assignor all amounts due to the Assignor in connection with the assignment hereunder and (iv) the assignment fee referred to in Section 15.5(3) has been paid to the Administrative Agent.

4.                                      The Assignee hereby agrees to the Individual Commitment of US $• with respect to the Credit Facility and to the address and facsimile number set out after its name on the signature page hereof for the purpose of notices as provided in Section 15.1 of the Credit Agreement.

5.                                      After giving effect to the assignment and assumption set forth herein, the Individual Commitment of the Assignor will be US $•.

6.                                      With effect on and after the Effective Date, the Assignee shall be a party to the Credit Agreement and succeed to all of the rights and be obligated to perform all of the obligations of a Lender under the Credit Agreement.  The Assignee agrees that it will perform in accordance with their terms all of the obligations which by the terms of the Credit Agreement are required to be performed by it as a Lender.

7.                                      As of the Effective Date (i) the Assignee shall, in addition to any rights and obligations under the Credit Documents held by it immediately prior to the Effective Date, have the rights and obligations under the Credit Documents that have been assigned to it pursuant to this Assignment and (ii) the Assignor shall, to the extent provided in this Assignment, relinquish its rights and be released from its obligations under the Credit Documents to the extent the same have been assigned to the Assignee hereunder.

8.                                      The Assignor and Assignee shall make all appropriate adjustments in payments under the Credit Documents for periods prior to the Effective Date directly between themselves.

9.                                      This Assignment shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein.

[ASSIGNOR]
By:
Authorized Signing Officer

[ASSIGNEE]
By:

2

Authorized Signing Officer

3

Acknowledged and agreed to as of this                        day of                        , 20            .

CANADIAN IMPERIAL BANK OF COMMERCE, as Administrative Agent
By:
Authorized Signing Officer

Acknowledged and agreed to as of this                    day of                           , 20          .

CANADIAN IMPERIAL BANK OF COMMERCE, as Issuing Lender
By:
Authorized Signing Officer

Acknowledged and agreed to as of this                    day of                           , 20          .

CANADIAN IMPERIAL BANK OF COMMERCE, as Swingline Lender
By:
Authorized Signing Officer

Acknowledged and agreed to as of this                    day of                           , 20          .

FRANCO-NEVADA CORPORATION
By:
Authorized Signing Officer

4